Paul, Hastings, Janofsky & Walker
Gaikokuho Jimu Bengoshi Jimusho
27F Ark Mori Building, P.O. Box 577, 12-32 Akasaka 1-chome, Minato-ku, Tokyo 107-6027 Japan
telephone (03) 3586-4711 / facsimile (03) 3586-4705 / internet www.paulhastings.com

Paul Hastings

Atlanta
Beijing
Hong Kong
London
Los Angeles
New York
Orange County
San Francisco
Stamford
Tokyo
Washington, D.C.


04035895

File No.: 82-34801

011-81-3-3586-4310
robertshiroishi@paulhastings.com

July 30, 2004

Office of International Corporate Finance
Attn: Mr. Paul M. Dudek
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: HOYA CORPORATION – Information Required Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of HOYA CORPORATION, a corporation incorporated under the laws of Japan, we hereby furnish to the U.S. Securities and Exchange Commission the information set forth in <u>Annex A</u> attached hereto pursuant to Rule 12g3-2(b)(1)(iii) under the U.S. Securities Exchange Act of 1934, as amended.

In the event of any questions, please do not hesitate to contact the undersigned.

Kindly acknowledge your receipt of this letter and the disclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,

Robert Shiroishi
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Naoji Ito
HOYA CORPORATION

dlw 8/3

TKO/69764.1

File No.: 82-34801

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED

A. ENGLISH LANGUAGE DOCUMENTS

1. Notice of the Results of the 66th Ordinary General Meeting of Shareholders dated June 18, 2004 (Exhibit 1).

2. Annual Report for the Fiscal Year Ended March 31, 2004 distributed July 2004 (Exhibit 2).

3. Brief Statement of Quarterly Financial Results and Forecast dated July 20, 2004 (Exhibit 3).

4. Fact Book for the First Quarter for the Fiscal Year Ending March 31, 2004 dated July 20, 2004 (Exhibit 4).

B. JAPANESE LANGUAGE DOCUMENTS

1. Articles of Incorporation revised June 18, 2004 (with brief description) (Exhibit 5).

2. Newspaper Announcement (Announcement of Financial Results) dated June 19, 2004 (English translation) (Exhibit 6).

3. Annual Securities Report dated June 24, 2004 (with brief description) (Exhibit 7).

4. Report on the Status of the Purchases of Company Shares dated July 9, 2004 (with brief description) (Exhibit 8).

Exhibit 1

差出人: 伊藤直司
送信日時: 2004年6月18日金曜日 14:29
宛先: 伊藤直司
件名: From HOYA : Thank you for your voting

June 18, 2004,
Dear Institutional Investor,

Results of the 66th Ordinary General Meeting of Shareholders
The 66th Ordinary General Meeting of Shareholders of the HOYA CORPORATION was held today, on June 18 (Friday), 2004, at 10:00 a.m. at the Head Office of the Company, Tokyo, Japan and the following matters were reported and resolved.

HOYA CORPORATION is really appreciating your cooperation for voting proxy.

1.Matters reported:
(1). The balance sheet as of March 31, 2004 and the business report and statement of income for the 66th fiscal year (from April 1, 2003 to March 31, 2004) were reported.
(2). The contents and reasons for the appropriation of retained earnings for the 66th fiscal year were reported.
The year-end dividend for the 66th business year will be YEN50 per share. Consequently, the dividend throughout the 66th business year, including the interim dividend of YEN50 per share already paid, amounted to YEN100 per share.

2.Matters resolved:
Proposition No. 1: Partial amendment to the Articles of Incorporation

The proposition was approved in its original form.

Proposition No. 2: Election of 8 (eight) Directors

The proposition was approved in its original form. Messrs. Hiroshi Suzuki, Kenji Ema, Hiroaki Tanji, Takeo Shiina, Naotaka Saeki, Yuzaburo Mogi, Yoshikazu Hanawa and Ms.Eiko Kono were elected and inaugurated as Directors.

Proposition No. 3: Issuance of new share subscription rights as stock options

The proposition was approved in its original form.

(Notes). The members of the new Board of Directors:

We thank you for your continued support for Hoya Corporation under the new management.

1. Directors
Takeo Shiina (Senior Advisor of IBM Japan, Ltd.)
Naotaka Saeki (Senior Advisor of UFJ Bank, Ltd.)
Yuzaburo Mogi President & CEO of Kikkoman Corporation)
Yoshikazu Hanawa (Advisor and Honorary Chairman of Nissan Motor Co., Ltd.)
Eiko Kono(Chairperson of Recruit Co., Ltd)
Hiroshi Suzuki
Kenji Ema
Hiroaki Tanji

2. Executive Officers
Hiroshi Suzuki(President & CEO)
Kenji Ema(Chief Financial Officer)
Hiroaki Tanji

(Notes) The Five Directors, Messrs. Takeo Shiina, Naotaka Saeki, Yuzaburo Mogi, Yoshikazu Hanawa and Ms.Eiko Kono are outside directors as provided for in Article 188, Paragraph 2, Item 7-2 of the Commercial Code.

We really appreciate your cooperation;

Sincerely,

Naoji Ito
Manager of Investor Relations
HOYA CORPORATION

Exhibit 3

HOYA

QUARTERLY REPORT

1st Quarter : for the three months ended June 30, 2004

Consolidated (HOYA CORPORATION and Consolidated Subsidiaries)

(unaudited)

Notes:

1.HOYA's fiscal year (FY) : from April 1 to March 31 of the following year.
2.Data used here are unaudited exept that of the year ended March 31, 2004.
3.This statements are excerpt translation of Japanese "*Kessan Tanshin* " for the references of foreign investors.

HOYA CORPORATION

This report is provided solely for the information of professional analysts who are expected to make their own evaluation of the company. These statements are based on management's assumptions and beliefs in light of the information currently available to it and therefore you should not place undue reliance on them.

These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from that anticipated in these statements. These factors include changes in economic conditions, trends in our major markets, or currency exchange rates.

We accept no liability whatsoever for any direct or consequential loss arising from any use of this report.

Quarterly Financial Highlights (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

1.Performance for the three months ended June 30, 2004 and 2003

(Unit:Millions of Yen, figures less than a million yen are omitted.)

(1)Results of Operations	Three months ended Jun. 30, 2004	2003	Variance (%)
Net sales	74,961	63,913	17.3
Operating income	21,081	14,536	45.0
Ordinary income	22,366	14,757	51.6
Net income	16,222	9,795	65.6
Net income per share(Yen)	149.15	85.05	

Notes : No changes have been made in accounting policy.

(2)Financial Position	As of Jun. 30, 2004	As of Mar. 31, 2004	As of Jun. 30, 2003
Total assets	293,699	289,887	290,686
Shareholders' equity	230,648	218,978	233,082
Shareholders' equity ratio	78.5%	75.5%	80.2%
Shareholders' equity per share (Yen)	2,072.58	1,967.60	2,023.76

(3) Conditions of Cash Flows	Three months ended Jun. 30, 2004	2003
Net cash provided by operating activities	10,090	14,358
Net cash used in investing activities	-8,328	-6,925
Net cash provided by (used in) financing activities	-5,685	-2,723
Cash and cash equivalents, end of period	77,158	81,498

2.Earnings Forecasts (First Half : Six months ending September 30, 2004)

	Six months ending/ended Sep.30, 2004	2003	Variance(%)
Net sales	150,000	131,699	13.9
Operating income	42,000	30,936	35.8
Ordinary income	43,500	30,395	43.1
Net income	28,500	18,924	50.6
Net income per share (Yen)	259.03	166.21	92.82

This report is provided solely for the information of professional analysts who are expected to make their own evaluation of the company. These statements are based on management's assumptions and beliefs in light of the information currently available to it and therefore you should not place undue reliance on them.

These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from that anticipated in these statements. These factors include changes in economic conditions, trends in our major markets, or currency exchange rates.

We accept no liability whatsoever for any direct or consequential loss arising from any use of this report.

1. Business Overview

1. Results of Operations

1) General Overview

Results of Operations	Millions of Yen Three months ended Jun. 30, 2004
Net sales	74,961
Operating income	21,081
Ordinary income	22,366
Net income	16,222
Net income per share(Yen)	149.15

During the quarter under review, an improvement in business conditions for manufacturers was observed centered on digital home appliances, continuing the trend from the previous fiscal year. With the focus on the Athens Olympics, digital home appliances are acting as an engine for market growth, reviving some bright prospects for certain areas of personal consumption.

On the currency market, in terms of the quarterly averaged exchange rates, the US dollar, the euro and the Thai baht depreciated by 8.1%, 3.3% and 3.9%, respectively, all against the yen on a year-on-year basis.

At HOYA Group under this business environment, the Electro-Optics segment saw continued demand for its high precision products with solid demand for digital home appliances providing the driving force. In the Vision Care division, the prolonged stagnation of the domestic market seems to have bottomed out. In the Health Care division, highly functional products, such as contact lenses and intraocular lenses, etc., enjoyed solid sales. As a result, consolidated sales during the quarter under review increased 17.3% year-on-year to 74,961 million yen.



Quarterly net sales (Million Yen) and average exchange rate
(Yen/US dollar & EURO)
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
122.80
121.25
126.02
133.50
123.77
120.22
122.68
128.44
136.94
119.25
121.83
119.00
116.20
130.22
132.47
112.40
60,321
58,037
57,088
59,819
61,242
61,771
61,627
61,653
63,913
67,786
68,688
71,057
74,961
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Net sales
average exchange rate (US dollar)
(EURO)


Ratio of Net Sales by Business Segment - Quarterly Transition
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Electro-Optics
Photonics
Vision Care
Health Care
Crystal
Service

In the quarter under review, the Electro-Optics segment received a steady and decent volume of orders for its high precision products, and the main factories were kept fully operational; while the Eye Care segment benefited from the effects of the integration of its mass production plants and the expanded sales of its high-value-added products; such that earnings of both segments increased. On a Group basis, operating income, ordinary income and net income for the quarter increased 45.0%, 51.6% and 65.6% respectively on a year-on-year basis. Together with the net sales, all three incomes represented record quarterly results. Net income per share for the quarter increased 64.10 yen year-on-year to


Quarterly Incomes (Millions of Yen)
25,000
20,000
15,000
10,000
5,000
0
-5,000
12,124
7,468
10,573
6,192
10,068
11,368
5,142
10,982
11,709
4,938
12,598
10,848
6,868
13,951
14,179
7,977
12,435
-2,125
13,000
13,412
7,317
14,536
14,757
9,795
16,400
15,638
9,129
17,679
17,091
10,419
19,068
10,205
21,081
22,366
16,222
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Operating Income
Ordinary Income
Net Income

* : In the quarter ended Dec. 31, 2002, the Company posted the expences for dissolution of the employee pension fund for Yen 14,949 million under extra-ordinary loss.

2) Segment Overview

1.Information Technology

Electro-Optics

In terms of mask blanks for manufacturing semiconductors, HOYA received a decent volume of orders for such high-precision products as blanks for phase-shift masks, etc., and sales increased on a year-on-year basis.

In terms of photomasks for manufacturing semiconductors, sales increased year-on-year with an advance in the high precision of products and an increase in overseas sales. In terms of large-sized masks for LCDs, HOYA saw strong demand for these masks as LCD panel manufacturers successively began operation of new production lines and actively began development of new models centered on LCD televisions, such that sales increased year-on-year.

In terms of glass disks for hard disk drives (HDDs), thanks to a recovery in sales of personal computers as well as to broadened applications, such as for portable music players, demand expanded favorably, and sales of the segment of Nippon Sheet Glass Co., Ltd. that was transferred to HOYA in the 4th quarter of the previous fiscal year are included starting from the 1st quarter under review, such that sales increased substantially on a year-on-year basis.

In terms of optical lenses and glasses, sales of digital products, such as digital cameras, continued to grow in the market, and sales of our optical lenses, such as molded aspheric lenses, fared well. Sales increased on a year-on-year basis.

Photonics

This segment covers laser-related equipment for industrial, dental and medical applications.

In terms of the Photonics business, HOYA CANDEO OPTRONICS CORP. (formerly HOYA-SCHOTT CORP.) which has belonged to Electro-Optics segment until the previous fiscal year moved to this segment in this quarter under review. As a result, sales of this segment increased drastically. HOYA-SCHOTT CORP. changed to consolidated from equity-method affiliate as of the end of the same period last year.


Quarterly Net Sales of Electro-Optics (Millions of Yen)
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Electro-Optics
Photonics

2. Eye Care

Vision Care

In the domestic eyeglass market, the prolonged stagnation seems to have bottomed out, and a moderate recovery is beginning to be felt. At HOYA, in spite of persistently intense price competition for products in the lower price band, sales grew in the upper price band with the launch of new products onto the market and the addition of higher value to its products centered on progressive lenses. Overall, sales increased on a year-on-year basis.

Overseas, sales in Asia, where HOYA promoted the added high-value of its products, remained solid. In the United States and Europe, HOYA strengthened its sales of high-value-added products, including progressive and highly refractive lenses, etc. However, in Germany, which is the largest market in Europe, sales decreased in recoil to special procurements instigated by the amendments to the health insurance system during the previous fiscal year. The exchange rates also had a negative effect during the quarter under review. Aggregate sales for the overseas market decreased on a year-on-year basis.

As a result, sales of the Vision Care division as a whole decreased on a year-on-year basis.

Health Care

In terms of contact lenses, while price competition in the market intensified among discount retailers, HOYA sought to distinguish itself from the competition by accelerating the establishment of new outlets, by capitalizing on its expertise to improve its face-to-face services to clients, and by promoting sales of high-value-added products such as bifocal lenses, etc., such that sales increased on a year-on-year basis.

Sales of intraocular lenses (IOL) increased on a year-on-year basis as soft intraocular lenses sold well both in Japan and overseas.



Quarterly Net Sales of Eye Care (Millions of Yen)
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Vision Care
Health Care

3. Lifestyle Refinement

Crystal

In terms of crystal, HOYA cut back on its operations as part of its business restructuring. While a trend towards recovery in personal consumption was observed in the market, corporate demand remained stagnant. As a result, sales decreased on a year-on-year basis.

Quarterly Net Sales of lifestyle Refinement (Millions of Yen)



4,000
3,000
2,000
1,000
0
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Crystal
Service

2. Financial Position

	Millions of Yen As of Jun. 30, 2004
Total assets	293,699
Shareholders' equity	230,648
Shareholders' equity ratio	78.5%

At the end of the quarter under review, the current assets decreased Yen 1,646 million since cash and deposit decreased Yen 3,267 million. Fixed assets increased Yen 5,396 million and total assets increased Yen 3,812 million. Liabilities decreased Yen 7,911 million. Shareholders' equity increased Yen 11,670 million through such factors as Yen 16,222 million of quarterly net income and Yen 5,563 million of payment of dividends. As a result, shareholders' equity ratio increased to 78.5%.

3. Conditions of Cash Flows

	Millions of Yen Three months ended Jun. 30, 2004
Net cash provided by operating activities	10,090
Net cash used in investing activities	-8,328
Net cash provided by (used in) financing activities	-5,685
Cash and cash equivalents, end of period	77,158

In terms of cash flows from operating activities, on the basis of Yen 22,338 million in income before income taxes and Yen 4,897 million in depreciation, net cash provided by operating activities amounted to 10,090 million. The outstanding cash and cash equivalents at the end of the period decreased by Yen 3,267 million in comparison with that of the end of the previous fiscal year.

4. Earnings Forecast for the First Half

(Six months ending Sep. 30, 2004)

As we head towards the Athens Olympics in August, it is expected that the movement of people, goods and money will become more active, consumption will be stimulated, and the market centered on digital home appliances will keep growing steadily in continuance of the favorable conditions from the previous fiscal year.

In terms of the business environment for HOYA, markets related to the electronics sector are expected to continue expanding driven by the boom in digital home appliances. It is expected that new device products featuring semiconductors of various types will be mass-produced and trial manufacture of next-generation products will start; plant and equipment investment for large-sized LCD panels will continue; demand for HDDs will grow sharply; along with advances in the functionality of digital cameras and cell phones; etc. In the domestic eyeglass market, it seems the market gravitation towards low-priced products has bottomed out and the market is expected to recover moderately centered on high-value-added products. In terms of Intraocular lenses, overseas sales are expected to grow.

Trends in the currency markets and the situation in Iraq remain unclear, and there can be no reliable prediction with respect to the business trends in the latter half of this fiscal year, which may be affected by a possible recoil after the Olympic Games and a shift in policies after the presidential election in the United States, etc. We, at HOYA, however, expect to secure an increase in sales and profits on a year-on-year basis for the first half of the current fiscal year to continue the solid results of the first quarter. For the latter half of the fiscal year, too, we will strive to develop technologies and to generate more orders with a view to beginning full-scale operation of the production facilities that are under construction in various areas.

	Millions of Yen		
	Six months ending/ended		variance
	Sep.30,2004	Sep.30,2003	(%)
Net sales	150,000	131,699	(13.9)
Operating income	42,000	30,936	(35.8)
Ordinary income	43,500	30,395	(43.1)
Net income	28,500	18,924	(50.6)
Net income per share (Yen)	259.03	166.21	92.82

RE: To calculate Net income per share, expected Net income is devided by expected mid-term average number of shares.

Ref:Forecast for the 2nd quarter

1. Year-on-year comparison

	Millions of Yen		
	Three months ending/ended		variance
	Sep.30,2004	Sep.30,2003	(%)
Net sales	75,039	67,786	(10.7)
Operating income	20,919	16,400	(27.6)
Ordinary income	21,134	15,638	(35.1)
Net income	12,278	9,129	(34.5)
Net income per share (Yen)	110.32	81.12	29.20

2. Quarter-on-quarter comparison

	Millions of Yen		
	Three months ending/ended		variance
	Sep.30,2004	Jun.30,2004	(%)
Net sales	75,039	74,961	(0.1)
Operating income	20,919	21,081	(-0.8)
Ordinary income	21,134	22,366	(-5.5)
Net income	12,278	16,222	(-24.3)
Net income per share (Yen)	110.32	149.15	-38.83

These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from that anticipated in these statements. These factors include changes in economic conditions, trends in our major markets, or currency exchange rates.

(2) Consolidated Financial Statements

1. Quarterly Consolidated Balance Sheets

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen			
	Jun.30,2004	Mar.31,2004	Variance	Jun.30,2003
ASSETS				
Current assets	191,634	193,279	-1,645	192,470
Cash and deposits	77,158	80,425	-3,267	81,498
Notes and accounts receivable - trades	69,902	67,274	2,628	62,393
Inventories	34,207	32,877	1,330	34,437
Income taxes refund receivable	-	-	-	3,899
Deferred tax assets	5,132	7,066	-1,934	3,481
Other current assets	6,651	6,982	-331	8,336
Allowance for doubtful receivables	-1,418	-1,347	-71	-1,576
Fixed asstes	101,841	96,445	5,396	97,805
Tangible fixed assets	82,772	78,318	4,454	80,072
Buildings and structures	22,884	22,855	29	23,800
Machinery and vehicles	34,530	33,076	1,454	35,441
Lands	9,275	9,218	57	9,403
Other tangible fixed assets	16,081	13,167	2,914	11,427
Intangible fixed assets	4,867	4,556	311	5,047
Investments and other assets	14,201	13,570	631	12,686
Investment securities	6,963	6,193	770	5,444
Deferred tax assets	3,008	3,012	-4	2,646
Other assets	4,716	4,853	-137	6,307
Allowance for doubtful receivables	-485	-487	2	-1,712
Deferred charges	224	162	62	411
Total Assets	293,699	289,887	3,812	290,686
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities	60,111	68,252	-8,141	54,561
Notes and accounts payable - trades	27,292	25,770	1,522	22,779
Short-term bank loans	233	486	-253	2,201
Income tax payable	5,461	14,398	-8,937	4,877
Accrued bonus to employees	1,982	3,722	-1,740	1,889
Other current liabilities	25,141	23,874	1,267	22,813
Long-term liabilities	2,164	1,934	230	1,979
Long-term bank loans	10	-	10	150
Liability for directors retirement benefits	-	-	-	117
Other long-term liabilities	2,153	1,934	219	1,711
Total Liabilities	62,276	70,187	-7,911	56,540
Minority interest	774	721	53	1,063
Common stock	6,264	6,264	-	6,264
Capital surplus	15,898	15,898	-	15,898
Retained earnings	227,060	247,175	-20,115	223,018
Net unrealized gain (loss) on available - for - sale securities	-28	-30	2	77
Foreign currency translation adjustments	-9,893	-10,825	932	-5,119
Treasury stock - at cost	-8,650	-39,504	30,854	-7,056
Total Shareholders' Equity	230,648	218,978	11,670	233,082
Total	293,699	289,887	3,812	290,686

Notes:

	Millions of Yen			
1. Accumulated depreciation	154,725	150,826		154,394
2. Guarantees of borrowings and lease obligations for customers and Group's employees	918	883		537
3. Number of shares of treasury stock (stocks)	1,063,567	4,857,867		951,597

2. Quarterly Consolidated Statements of Income

HOYA CORPORATION and Consolidated Subsidiaries

Millions of Yen

	Three months ended				
			Variance		
	Jun.30, 2004	Jun.30, 2003	Value	(%)	Mar.31, 2004
Net sales	74,961	63,913	11,048	17.3	71,057
Cost of sales	38,067	34,065	4,002	11.7	36,877
Gross profit	36,894	29,847	7,047	23.6	34,180
Selling, general and administrative expenses	15,812	15,311	501	3.3	14,629
Operating income	21,081	14,536	6,545	45.0	19,551
Non-operating income	2,002	966	1,036	107.2	1,290
Interest income	216	153	63		114
Foreign exchange gains	618	-	618		-
Equity in earnings of associated companies	881	395	486		799
Others	286	417	-131		376
Non-operating expenses	718	745	-27	-3.6	1,772
Interest expense	33	78	-45		20
Foreign exchange losses	-	240	-240		-
Others	685	426	259		1,130
Ordinary income	22,366	14,757	7,609	51.6	19,068
Extra-ordinary income	185	169	16	9.5	147
Gain on sales of property, plant and equipment	35	37	-2		-
Others	149	132	17		147
Extra-ordinary losses	213	230	-17	-7.4	7,291
Loss on disposal of property, plant and equipment	83	105	-22		513
Additional retirement benefits paid to employees	41	66	-25		238
Loss on impairment	30	-	30		2,040
Amortization of goodwill	-	-	-		3,300
Loss on write-down of investment securities	-	-	-		149
Others	56	58	-2		1,050
Income before income taxes and minority interests	22,338	14,695	7,643	52.0	11,924
Income taxes - Current	4,115	3,794	321	8.5	5,191
Income taxes - Deferred	1,947	1,096	851	77.6	-3,492
Minority interests in net income	52	9	43	477.8	21
Net income	16,222	9,795	6,427	65.6	10,205
Net income per share(Yen)	149.15	85.05	64.10		91.28

Notes:

1. Influences of Exchange Currency ("2004 A" is the actual value of this period. "2004 B" is the nominal value of this period which temporarily exchanged by the currency rate of the same period last year. unit : millions of Yen)

	2004 A	2004 B	influences
Net sales	74,961	76,050	-1,089
Operating income	21,081	21,531	-450
Ordinary income	22,366	22,839	-473
Net income	16,222	16,650	-428

2. Average rates of major foreign currencies

		Three months ended Jun. 30,		
		2004	2003	Variance(%)
US$	Yen	109.62	119.25	8.1%
Euro	Yen	132.47	136.94	3.3%
Thail Baht	Yen	2.71	2.82	3.9%

3.Quarterly Consolidated Statements of Retained Earnings

HOYA CORPORATION and Consolidated Subsidiari

Items	Millions of Yen Three months ended Jun. 30,2004	Jun. 30,2003	Variance	Mar. 31, 2004
Capital Retained Earnings				
Balance at the beginning of the period	15,898	15,898	-	15,898
Adjustment of retained earnings	-	-	-	-
Appropriations	-	-	-	-
Balance at the end of the period	15,898	15,898	-	15,898
Profit Retained Earnings				
Balance at the beginning of the period	247,175	216,271	30,904	236,995
Adjustment of retained earnings	16,222	9,795	6,427	10,205
Net income	16,222	9,795	6,427	10,205
Appropriations	36,337	3,048	33,289	24
1. Cash dividends	5,563	2,879	2,684	-
2. Bonuses to directors	63	169	-106	-
3. Cancellation of treasury stock	30,702	-	30,702	-
4. Loss on deposit of treasury stock	-	-	-	247,175
Balance at the end of the period	227,060	223,018	4,042	247,175

4. Quarterly Consolidated Statements of Cash Flows

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen		
	Three months ended Jun.30,		
	2004	2003	variance
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	22,338	14,695	7,643
Adjustments for:			
Income taxes - paid	-13,123	-1,837	-11,286
Depreciation and amortization	4,897	4,645	252
Loss on impairment of long-lived assets	30	-	30
Provision for (reversal of) accrued bonuses to employees	-1,738	-1,649	-89
Reversal of accrued retirement benefits	-	-236	236
Provision for (Reversal of) reserve for periodic repairs	233	64	169
Equity in earnings of associated companies	-881	-395	-486
Foreign exchange loss (gain)	-154	46	-200
Bonus to directors	-63	-169	106
Devaluation losses on investment securities	-	0	0
Gain on sales of property, plant and equipment and investment securities	-35	-45	10
Loss on disposal of property, plant and equipment and investment securities	83	105	-22
Other	242	141	101
Changes in assets and liabilities:			
(Increase) decrease in notes and accounts receivable	-2,384	-1,499	-885
(Increase) decrease in inventories	-1,167	-1,175	8
(Increase) decrease in other current assets	557	-1,150	1,707
Increase (decrease) in notes and accounts payable	1,493	1,685	-192
Increase (decrease) in other current liabilities	-238	1,130	-1,368
Total adjustment			
Net cash provided by operating activities	10,090	14,358	-4,268
INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	-7,729	-4,019	-3,710
Proceeds from sales of property, plant and equipment	79	54	25
Purchases of investment securities	-	-178	178
Proceeds from sales of investment securities	-	14	-14
Increase in investments and other assets	-879	-598	-281
Decrease in investments and other assets	121	210	-89
Payment for loans	-	-2,407	2,407
Proceeds from loans	79	-	79
Net cash used in investing activities	-8,328	-6,925	-1,403
FINANCING ACTIVITIES:			
Net increase (decrease) in short-term borrowings	-262	-89	-173
Repayment of long term bank loans	0	-42	42
Net (increase) decrease in treasury stock	141	-4	145
Dividends paid	-5,563	-2,606	-2,957
Proceed from minority interests	-	19	-19
Net cash used in financing activities	-5,685	-2,723	-2,962
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	-3,923	4,709	-8,632
Effect of Exchange Rate Changes on Cash and Cash Equivalents	657	716	-59
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	80,425	75,694	4,731
Cash and cash equivalents of newly consolidated subsidiaries, beginning of year	-	377	-377
CASH AND CASH EQUIVALENTS, END OF PERIOD	77,158	81,498	-4,340

Note: Negative figures with "-" (minus) in the consolidated statements of cash flows indicate net outflow of cash and cash equivalents.

5. Scope of Consolidation and Application of the Equity Method

1. Number of consolidated subsidiaries : 55 companies
   (Major consolidated subsidiaries :
   <overseas> HOYA HOLDINGS, INC., HOYA HOLDINGS N.V.,
   HOYA HOLDINGS ASIA PACIFIC PTE LTD., HOYA PHOTONICS, INC.
   <domestic> HOYA CANDEO OPTRONICS CORPORATION, HOYA HEALTHCARE CORPORATION

2. Number of unconsolidated subsidiaries : None

3. Number of affiliates : 5 companies
   (Number of affiliates accounted for by the equity method : 1company, NH TECHNO GLASS CORP. (Japan)

Notes: Changes in Accounting Policies and Others

1. Changes in scope of consolidation and application of the equity method:

a. Scope of consolidation

In comparison to Mar.31, 2004 : No change in the number of company in total

1 company increased due to the acquisition :	RADIANT IMAGES, INC. (USA)
1 company decreased due to the closing:	KOREA OPTICAL GLASS CO., LTD. (Korea)

In comparison to Jun.30, 2003 : 1company decreased in total

2 companies increased due to the establishment:	HOYA LENS SHANGHAI LTD. (China) HOYA MICROELECTRONICS TAIWAN CO.,LTD. (Taiwan)
3 companies increased due to the acquisition :	HOYA GLASS DISK PHILIPPINES, INC. (Philippines) (changed its corporate name from NSG PHILIPPINES, INC.) HOYA GLASS DISK MALAYSIA SDN.BHD.(Malaysia) (changed its corporate name from ADVANCED DISK TECHNOLOGY SDN.BHD.) RADIANT IMAGES, INC. (USA)
1 company decreased due to the merger into the parent company:	HOYA OPTICS CORPORATION (Japan)
4 companies decreased due to the closing:	HOYA PHOTONICS SINGAPORE PTE LTD. (Singapore) CONTINUUM ELECTRO-OPTICS GMBH (Germany) HOYA OPTICAL TAIWAN CO., LTD. (Taiwan) KOREA OPTICAL GLASS CO., LTD. (Korea)
1 company decreased due to the disposal:	NEW CHROMEX, INC. (USA)

b. Application of the equity method

In comparison to Mar.31, 2004 : No change

In comparison to Jun.30, 2003 : No change

2. Changes in accounting policy :
   The impairment accounting system was applied on fixed assets

	as of Jun.30, 2004	as of Mar.31, 2004	variance	as of Jun.30, 2003
Consolidated subsidiaries	55 (do 6, os49)	55 (do 6, os49)	- (do-, os -)	56 (do 7, os49)
Nonconsolidated subsidiaries	- (do -, os -)	- (do -, os -)	- (do -, os -)	- (do -, os -)
Affiliates	5 (do 5, os -)	5 (do 5, os -)	- (do-, os-)	5 (do 5, os -)
(accounted for by the equity method)	(1) (do 1, os -)	(1) (do 1, os -)	(-) (do-, os-)	(1) (do 1, os -)
Total Hoya Group	60	60	-	61
(accounted for by the equity method)	(1)	(1)	(-)	(1)

(do : domestic, os : overseas)

Notes Relating to Consolidated Statements of Cash Flows

1. Cash and Cash Equivalents at the End of the Period

	Millions of Yen		
	Three months ended		
	Jun. 30,2004	Jun. 30,2003	Mar.31,2004
Cash and deposits	77,158	81,498	80,425
Marketable securities	-	-	-
Total	77,158	81,498	80,425

2. Details of Assets and Liabilities of the Newly Consolidated Subsidiaries to HOYA CORPORATION by Increase of Proxy Rights:

Three months ended Jun. 30, 2004

None

Three months ended Jun. 30, 2003

HOYA-SCHOTT CORPORATION (as of Jun. 30, 2003.)

(This company has changed its corporate name to HOYA CANDEO OPTRONICS CORPORATION)

	Millions of Yen
Current assets	2,052
Fixed assets	554
Total assets	2,607
Current liabilities	701
Long-term liabilities	168
Total liabilities	870

Three months ended Mar. 31, 2004

None

3. Details of Important Non-financial Trading

Three months ended Jun. 30, 2004	Millions of Yen
Cancellation of treasury stock	30,702

Three months ended Jun. 30, 2003

None

Three months ended Mar. 31, 2004

None

Notes Relating to Investment Securities and Derivatives

1.Investment securities of current market values:

(Millions of Yen)

	As of								
	Jun.30,2004			Mar.31, 2004			Jun.30, 2003		
Available-for-sale	Cost	Fair Value	Variance	Cost	Fair Value	Variance	Cost	Fair Value	Variance
Available-for-sale : Marketable Equity securities	159	237	77	159	230	70	139	207	67
Government bonds	-	-	-	-	-	-	-	-	-
Corporate bonds	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-
Total	159	237	77	159	230	70	139	207	67

2. Investment securities of non-current market values:

(Millions of Yen)

	As of		
	Jun.30,2004	Mar.31, 2004	Jun.30, 2003
Non-marketable stock of subsidiaries	6,464	5,689	4,442
Total	6,464	5,689	4,442
Non-marketable equity securities	262	273	794
Non-marketable corporate bonds	-	-	-
Non-marketable foreign bond	-	-	-
Commercial paper	-	-	-
Total	262	273	794

3. Derivatives

None

Notes Relating to Tax Effect Accounting

1. Breakdown of deferred tax assets and deferred tax liabilities by major cause of accrual:

	Millions of Yen		
	As of		
(1) Current deferred tax assets and liabilities			
Deferred tax assets	Jun.30, 2004	Mar.31, 2004	Jun.30 ,2003
Inventories - intercompany unrealized profits	1,744	1,604	1,065
Excess deductible amount of depreciation expenses	1,217	1,493	1,264
Amount denied of expenses for accrued bonus	742	1,409	712
Enterprise tax not deductible	261	1,200	266
Other deferred tax assets	1,166	1,358	507
Total amount of deferred tax assets - current	5,132	7,066	3,816
Deferred tax liabilities			
Enterprise taxes refund receivable	-	-	-334
Total amount of deferred tax liabilities - current	-	-	-334
Net amount of deferred tax assets - current	5,132	7,066	3,481
(2) Non-current deferred tax assets and liabilities			
Deferred tax assets			
Excess amount of inclusion in deductible expenses for depreciation	1,955	2,069	1,970
Loss on impairment not deductible	836	824	-
Excess amount of inclusion in deductible expenses for allowance for doubtful receivables	169	181	402
Other deferred tax assets	938	859	1,347
Total amount of deferred tax assets - fixed	3,900	3.934	3,720
Deferred tax liabilities			
Reserve for deferred income taxes on fixed assets	-442	-467	-552
Special depreciation reserve	-283	-289	-302
Difference of evaluation for marketable secutrities	-	-	-52
Other deferred tax liabilities	-165	-165	-165
Total amount of deferred tax liabilities - fixed	-891	-922	-1,073
Net amount of deferred tax assets - fixed	3,008	3,012	2,646

2. Reconciliation of the difference between statutory income tax rate and actual tax rate:

	Three months ended		
	Jun.30,2004	Jun.30,2003	Mar.31,2004
Statutory tax rate of the Company	40.4 %	41.7 %	41.7 %
(Adjustment)			
Lower income tax rates applicable to income in certain foreign countries	-13.2	-8.4	-22.0
Non-Deductible expenses such as entertainment expenses	0.3	0.3	0.9
Per capita levy of inhabitants tax and others	0.1	0.2	0.3
Non-taxable income such as dividend received	-9.3	-7.7	-
Intercompany cash dividend	9.3	6.0	-
Extra tax deduction on expenses for research	-0.7	-	-5.3
Other adjustment	0.2	1.2	-1.4
Effective income tax rate	27.1	33.3	14.2

Notes Relating to Employees' Retirement Benefits

1. Systems of employees' retirement benefits the Company adopts

The Company had systems to support lump sum severance pay and an employees' pension fund (Kosei Nenkin Kikin). During the third quarter of the fiscal year ended in March 2003, the system of lump sum severance pay was abolished. The employees' pension fund was dissolved with approval for its dissolution sanctioned by the Minister of Health, Labor and Welfare on January 29, 2003 and this has been in the process of completion. During the first quarter under review, on May 26, 2004, HOYA obtained approval from the Minister of Health, Labor and Welfare for the completion of the liquidation thereof.

2. Details of liabilities for employees' retirement benefits

(1) Breakdown of liabilities for employees' retirement benei

None

(2) Breakdown of expenses for employees' retirement benef

	Millions of Yen		
	Three months ended		
	Jun.30, 2004	Jun.30, 2003	Mar.31, 2004
Additional retirement benefits paid to employees	41	66	238
Expenses for employees' retirement benefits	41	66	238

(3) Calculation basis of liabilities for employees' retirement benefits

None

Notes Relating to Impairment on Fixed Assets

Since the previous quarter (three monthe ended March 31, 2004), the Company has applied impairment accounting on fixed assets :

(1) Group of assets applied :

Production facilities of crystal glassware at Musashi Factory, Crystal Division

(2) Breakdown of impairment

	Millions of Yen	
	Three months ended	
	Jun.30, 2004	Mar.31, 2004
Buildings	-	1,004
Machinery	18	461
Assets on lease	-	276
Others	12	297
Total	30	2,040

(3) Segment Information

HOYA CORPORATION and Consolidated Subsidiaries

1. Industry Segments

for the three months ended June 30, 2004

	Millions of Yen								
	Electro-Optics	Photonics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consolidated
Net sales:									
To outside customers	40,087	2,887	22,862	7,706	1,047	369	74,961	-	74,961
Intersegment	145	53	2	0	19	1,241	1,462	(1,462)	-
Total	40,232	2,940	22,865	7,707	1,066	1,611	76,423	(1,462)	74,961
Operating expenses	24,573	2,540	18,914	5,870	959	1,443	54,302	(422)	53,879
Operating income	15,658	399	3,950	1,836	107	168	22,121	(1,039)	21,081
Operating margin	38.9%	13.6%	17.3%	23.8%	10.0%	10.4%	28.9%	-	28.1%
Assets	137,785	8,024	91,920	18,261	2,504	2,429	260,926	32,773	293,699
Depreciation	3,270	29	1,411	159	-	9	4,880	16	4,897
Loss on impairment	-	-	-	-	30	-	30	-	30
Capital Expenditures	7,695	36	1,603	122	30	122	9,611	179	9,790
R&D Expenses	1,655	216	432	180	6	-	2,491	-	2,491
Number of employees (p)	11,739	224	5,899	559	176	262	18,859	55	18,914

for the three months ended June 30, 2003

	Millions of Yen								
	Electro-Optics	Photonics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consolidated
Net sales:									
To outside customers	29,937	1,093	24,284	6,898	1,359	339	63,913	-	63,913
Intersegment	18	-	2	0	13	1,436	1,470	(1,470)	-
Total	29,955	1,093	24,286	6,898	1,373	1,776	65,384	(1,470)	63,913
Operating expenses	20,137	1,111	20,696	5,387	1,325	1,667	50,324	(947)	49,377
Operating income	9,818	-17	3,590	1,510	48	108	15,059	(523)	14,536
Operating margin	32.8%	-1.6%	14.8%	21.9%	3.5%	6.1%	23.0%	-	22.7%
Assets	121,972	2,522	95,741	14,286	5,239	2,733	242,496	48,190	290,686
Depreciation	2,938	16	1,448	135	80	8	4,627	18	4,645
Capital Expenditures	4,802	19	1,123	230	69	12	6,258	11	6,269
R&D Expenses	1,602	65	353	198	4	-	2,224	(14)	2,210
Number of employees (p)	6,932	135	6,094	568	179	368	14,276	44	14,320

Ref:

Difference between the 1st quarter this year and the same quarter last year

	Millions of Yen								
	Electro-Optics	Photonics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consolidated
Net sales:									
To outside customers	10,150	1,794	-1,422	808	-312	30	11,048	-	11,048
Variance (%)	33.9%	164.1%	-5.9%	11.7%	-23.0%	8.8%	17.3%	-	17.3%
Intersegment	127	53	0	0	6	-195	-8	8	-
Total	10,277	1,847	-1,421	809	-307	-165	11,039	8	11,048
Operating expenses	4,436	1,429	-1,782	483	-366	-224	3,978	525	4,502
Operating income	5,840	416	360	326	59	60	7,062	-516	6,545
Variance (%)	59.5%	-	10.0%	21.6%	122.9%	55.6%	46.9%	-	45.0%
Assets	15,813	5,502	-3,821	3,975	-2,735	-304	18,430	-15,417	3,013
Depreciation	332	13	-37	24	-80	1	253	-2	252
Loss on impairment	-	-	-	-	30	-	30	-	30
Capital Expenditures	2,893	17	480	-108	-39	110	3,353	168	3,521
R&D Expenses	53	151	79	-18	2	-	267	14	281
Number of employees (p)	4,807	89	-195	-9	-3	-106	4,583	11	4,594

*Elimi. or corp. : Elimination or corporate

Note:

The Business Categories and Industries over the reviewing periods are as follows:

Business Category	Industries	Products and Services
Information Technologies	(Electro-Optics)	Photomasks and Maskblanks for semiconductors, Masks and Devices for liquid-crystal displays (LCDs) Glass disks for hard disk drives (HDDs), Optical lenses, optical glasses, electronic glasses, Optical communication related devices, etc.
	(Photonics)	Lazer equipments for industrial, dental, and medical purposes, Light sources for electronics industry, special optical glasses, etc.
Eye Care	(Vision Care)	Eyeglass lenses, eyeglass frames, ophthalmic equipments, etc.
	(Health Care)	Contact lenses and accessories, intraocular lenses, etc.
Lifestyle Refinement	(Crystal)	Crystal glass products
	(Service)	Design of information systems, placement of temporary staff, etc.

In terms of the Photonics business, HOYA CANDEO OPTRONICS CORP. (formerly HOYA-SCHOTT CORP.) which has belonged to Electro-Optics segment until the previous fiscal year moved to Phtonics segment in this quarter under review. As a result, sales of this segment increased drastically. HOYA-SCHOTT CORP. changed to consolidated from equity-method affiliate as of the end of the same period last year.

2. Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional holding companies, which are not allocated to each industry segment. Corporate operating expenses for the three months ended Jun. 30, 2004 and 2003 are as follows:

	2004		2003
Yen	651 million	Yen	637 million

3. Corporate assets mainly consist of cash and time deposits, investments securities and administrative assets of the Company and the overseas regional holding companies. Corporate assets as of Jun. 30, 2004 and 2003 are as follows:

	2004		2003
Yen	44,648 million	Yen	59,899 million

2. Geographical Segments

(Figures less than a million Yen are omitted.)

for the three months ended June 30, 2004

	Japan	North America	Europe	Asia	Total	Eliminations or corporate	Consolidated
	Millions of Yen						
Net sales:							
To outside customers	55,910	8,106	7,990	2,953	74,961	-	74,961
Intersegment	5,121	14	60	21,072	26,268	(26,268)	-
Total	61,031	8,120	8,051	24,026	101,229	(26,268)	74,961
Operating expenses	48,518	7,931	6,607	16,503	79,561	(25,681)	53,879
Operating income	12,513	188	1,443	7,522	21,668	(586)	21,081
Operating margin	20.5%	2.3%	17.9%	31.3%	21.4%	-	28.1%
Assets	162,497	20,313	28,648	75,572	287,031	6,668	293,699

for the three months ended June 30, 2003

	Japan	North America	Europe	Asia	Total	Eliminations or corporate	Consolidated
	Millions of Yen						
Net sales:							
To outside customers	43,124	8,839	8,986	2,963	63,913	-	63,913
Intersegment	4,473	18	564	13,114	18,170	(18,170)	-
Total	47,597	8,857	9,550	16,077	82,083	(18,170)	63,913
Operating expenses	38,176	8,378	7,621	12,890	67,067	(17,690)	49,377
Operating income	9,421	478	1,928	3,187	15,015	(479)	14,536
Operating margin	19.8%	5.4%	20.2%	19.8%	18.3%	-	22.7%
Assets	131,203	20,927	41,926	59,767	253,824	36,862	290,686

Ref : Difference between the 1st quarter this year and the same quarter last year

	Japan	North America	Europe	Asia	Total	Eliminations or corporate	Consolidated
	Millions of Yen						
Net sales:							
To outside customers	12,786	-733	-996	-10	11,048	-	11,048
Variance (%)	29.6%	-8.3%	-11.1%	-0.3%	17.3%	-	17.3%
Intersegment	648	-4	-504	7,958	8,098	-8,098	-
Total	13,434	-737	-1,499	7,949	19,146	-8,098	11,048
Operating expenses	10,342	-447	-1,014	3,613	12,494	-7,991	4,502
Operating income	3,092	-290	-485	4,335	6,653	-107	6,545
Variance (%)	32.8%	-60.7%	-25.2%	136.0%	44.3%	-	45.0%
Assets	31,294	-614	-13,278	15,805	33,207	-30,194	3,013

Notes:

1. Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional holding companies. Corporate operating expenses for the three months ended Jun. 30, 2004 and 2003 are as follows:

	2004		2003
Yen	571 million	Yen	562 million

2. Corporate assets mainly consist of cash and time deposits, investments securities and administrative assets of the Company and the overseas regional holding companies. Corporate assets as of Jun. 30, 2004 and 2003 are as follows:

	2004		2003
Yen	40,190 million	Yen	55,145 million

3. Sales to Foreign Customers

(Figures less than a million Yen are omitted.)

for the three months ended June 30, 2004

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	11,462	8,816	13,314	0	33,593
Consolidated Sales (B)					74,961
Overseas Sales ratio A/B	15.3%	11.7%	17.8%	0.0%	44.8%
Regional Sales Ratio	34.1%	26.3%	39.6%	0.0%	100.0%

for the three months ended June 30, 2003

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	9,565	9,585	9,608	0	28,759
Consolidated Sales (B)					63,913
Overseas Sales ratio A/B	15.0%	15.0%	15.0%	0.0%	45.0%
Regional Sales Ratio	33.3%	33.3%	33.4%	0.0%	100.0%

Ref:

Difference between the 1st quarter this year and the same quarter last year

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	1,897	-769	3,706	0	4,834
Consolidated Sales (B)					11,048
Variance (%)	19.8%	-8.0%	38.6%	-	16.8%

Note: The Company and consolidated subsidiaries are summarized in four segments by geographic area based on the countries where the Companies are located.
The segments consisted of the following countries:

North America:	United States of America, Canada, etc.
Europe:	Netherlands, Germany, United Kingdom, etc.
Asia:	Singapore, Republic of Korea, Taiwan, etc.
Other:	Saudi Arabia, Brazil, etc.

(4) Composition of Net Sales by Business Category

HOYA CORPORATION and Consolidated Subsidiaries

Business Category / Company	Three months ended Jun.30, 2004 (Millions of Yen)		Three months ended Jun.30, 2003		Variance	(%)	Three months ended Mar. 31, 2004	
Electro-Optics								
Domestic	21,776	(54.3)	17,264	(57.7)	4,512	26.1	20,848	(55.5)
Overseas	18,310	(45.7)	12,673	(42.3)	5,637	44.5	16,696	(44.5)
total	40,087	[53.5]	29,937	[46.8]	10,150	33.9	37,545	[52.8]
Photonics								
Domestic	1,860	(64.4)	694	(63.5)	1,166	168.0	194	(31.0)
Overseas	1,026	(35.6)	399	(36.5)	627	157.1	432	(69.0)
total	2,887	[3.8]	1,093	[1.7]	1,794	164.1	627	[0.9]
Electro-Optics								
Domestic	23,636	(55.0)	17,958	(57.9)	5,678	31.6	21,043	(55.1)
Overseas	19,337	(45.0)	13,072	(42.1)	6,265	47.9	17,129	(44.9)
total	42,974	[57.3]	31,031	[48.5]	11,943	38.5	38,172	[53.7]
Vision Care								
Domestic	8,897	(38.9)	8,725	(35.9)	172	2.0	8,663	(35.5)
Overseas	13,964	(61.1)	15,559	(64.1)	-1,595	-10.3	15,766	(64.5)
total	22,862	[30.5]	24,284	[38.0]	-1,422	-5.9	24,428	[34.4]
Health Care								
Domestic	7,530	(97.7)	6,884	(99.8)	646	9.4	7,100	(98.7)
Overseas	176	(2.3)	13	(0.2)	163	1253.8	94	(1.3)
total	7,706	[10.3]	6,898	[10.8]	808	11.7	7,194	[10.1]
Eye Care								
Domestic	16,427	(53.7)	15,609	(50.1)	818	5.2	15,763	(49.8)
Overseas	14,140	(46.3)	15,572	(49.9)	-1,432	-9.2	15,860	(50.2)
total	30,568	[40.8]	31,182	[48.8]	-614	-2.0	31,623	[44.5]
Crystal								
Domestic	932	(89.0)	1,244	(91.6)	-312	-25.1	775	(85.9)
Overseas	115	(11.0)	114	(8.4)	1	0.9	127	(14.1)
total	1,047	[1.4]	1,359	[2.1]	-312	-23.0	902	[1.3]
Service								
Domestic	369	(100.0)	339	(100.0)	30	8.8	361	(100.0)
Overseas	0	(0.0)	0	(0.0)	0	-	0	(0.0)
total	369	[0.5]	339	[0.6]	30	8.8	361	[0.5]
Lifestyle Refinement								
Domestic	1,302	(91.9)	1,584	(93.3)	-282	-17.8	1,137	(90.0)
Overseas	115	(8.1)	114	(6.7)	1	0.9	127	(10.0)
total	1,417	[1.9]	1,699	[2.7]	-282	-16.6	1,263	[1.8]
Total Net Sales								
Domestic	41,367	(55.2)	35,153	(55.0)	6,214	17.7	37,942	(53.4)
Overseas	33,593	(44.8)	28,759	(45.0)	4,834	16.8	33,115	(46.6)
Total	74,961	[100.0]	63,913	[100.0]	11,048	17.3	71,057	[100.0]

Notes: 1.Figures of less than a million yen are omitted.
2.Figures in ( ) are percentages of business category sales.
3.Figures in [ ] are percentages of total net sales.

Exhibit 4

HOYA

2005(平成17)年3月期 第1四半期 連結決算参考資料

Fact Book 2005 - Consolidated - 1st Quarter : Three months ended June 30,2004

目 次 ・ Table of contents

※本資料は、当社の評価を行うための参考となる情報提供のみを目的としたものです。
将来の業績の見通しについては、現在入手可能な情報から得られたHOYAの経営者の判断に基づいています。従ってこれらの業績見通しのみに全面的に依存することは控えるようお願いいたします。
実際の業績は、さまざまな重要な要素により、これら業績見通しとは大きく異なる結果となりうることをご承知おきください。予想数字等は今後の経済情勢・社内事情により修正を行うことがあります。
投資等の最終決定は、ご自身の判断でなさるようにお願いいたします。投資の結果等に対する責任は負いかねますのでご了承下さい。

This report is provided solely for the purpose of reference to those investors making their own evaluation at their own risks.
These statements are based on management's assumptions and beliefs in light of the information currently available to it and therefore you should not place undue reliance on them in making investment decisions.
HOYA cautions you that actual results may differ substantially from those discussed in the estimates and forecasts due to various factors.
We do not guarantee the accuracy or completeness of the information herein. Unless otherwise stated estimates or forecasts are solely those of our company and subject to change without notice.
We accept no liability whatsoever for any direct or consequential loss arising from any use of this report.

営成績・Results of Operations （百万円・¥ Million）



度推移(Annual Transition)
中間推移 (Interim Transition)
四半期推移(Quarter Transition)
Q推移(1Q Transition)
売上高・Net Sales
営業利益率・Operating Margin
経常利益率・Ordinary Income Ratio
当期純利益率・Return on Sales =ROS

	2000.3	2001.3	2002.3	2003.3	2004.3
Sales	201,110	236,802	235,265	246,293	271,443
Operating Margin	17.2%	19.1%	18.7%	21.5%	25.1%
Ordinary Income Ratio	17.6%	20.3%	19.5%	20.7%	24.5%
率・Return on Sales =ROS	10.3%	9.2%	10.1%	8.1%	14.6%

	2002.9	2003.9	2004.9E
Sales	123,013	131,699	150,000
Operating Margin	21.6%	23.5%	28.0%
Ordinary Income Ratio	20.3%	23.1%	29.0%
Return on Sales =ROS	12.1%	14.4%	19.0%

	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2QE
Sales	61,242	61,771	61,627	61,653	63,913	67,786	68,688	71,057	74,961	75,039
Operating Margin	20.6%	22.6%	21.8%	21.1%	22.7%	24.2%	25.7%	27.5%	28.1%	27.9%
Ordinary Income Ratio	17.7%	23.0%	20.2%	21.8%	23.1%	23.1%	24.9%	26.8%	29.8%	28.2%
Return on Sales =ROS	11.2%	12.9%	-3.4%	11.9%	15.3%	13.5%	15.2%	14.4%	21.6%	16.4%

	2004-1Q	2005-1Q
Sales	63,913	74,961
Operating Margin	22.7%	28.1%
Ordinary Income Ratio	23.1%	29.8%
Return on Sales =ROS	15.3%	21.6%

」は四半期を示し、1Q(第1四半期)4～6月、2Q(第2四半期)7～9月、3Q(第3四半期)10～12月、4Q(第4四半期)翌年1～3月を意味してます。
示のグラフにある年号は、当該決算期の終了する年を表示してます。例えば、「2005-1Q」は、2005年(平成17年)3月期の第1四半期(2004
ら2004年6月30日まで)の3ヶ月間の経営成績あるいは2004年6月30日現在の財政状態を表示してます。

うとにEと表示してある場合は、現時点における見通しです。

囲及び持分法の適用に関する事項
社数…55社
社名：(海外) HOYA HOLDINGS, INC., HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD
(国内) HOYA CANDEO OPTRONICS株式会社、HOYAヘルスケア株式会社
数…5社(うち持分法適用会社数…1社、NHテクノグラス株式会社)
理の方法等の変更
及び持分法の適用の異動状況
前期末(平成16年3月末)との比較…増減なし
り1社増加　RADIANT IMAGES, INC.(米国)
り1社減少　KOREA OPTICAL GLASS CO. LTD.(韓国)
の方法：変更はありません。

Notes:

1. 1Q : From April 1 to June 30, 2Q : July 1- Sep.30, 3Q : Oct.1 - Dec.31 and 4Q : Jan.1 - Mar. 31 of the following year.
2. HOYA's fiscal year is from April 1 to March 31 of the following year. Years shown in this report represent 12-month period ended March 31 of given year. For example, you can find the result of operations during the three months ended June.30, 2004 or condition of finance as of June.30, 2004 in 2005-1Q scale.
3. In case some fiscal terms are followed by "E", it stands for "Expectations", i.e. current forecast by the Company.

Scope of Consolidation and Application of the Equity Method

1. Number of consolidated subsidiaries : 55 companies
   Major consolidated subsidiaries : <overseas> HOYA HOLDINGS, INC., HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD.
   <Japan>HOYA CANDEO OPTRONICS CORP., HOYA HEALTHCARE CORP.
2. Number of affiliates : 5 companies
   (Number of affiliated acconted for by the equity method : 1 company; NH TECHNO GLASS CORP.)

Changes in Accounting Policies and others in comparison to the end of March 31, 2003

1. Changes in scope of consolidation and application of the equity method
   Scope of consolidation : with no increase and decrease in total
   1 companies increased due to the acquisition : RADIANT IMAGES, INC.(USA)
   1 companies decreased due to the closing : KOREA OPTICAL GLASS CO. LTD.(Korea)
2. Changes in accounting policy : None

	当第1四半期(平成16年6月期) as of June 30, 2004	前　期(平成16年3月期) as of March 31, 2004	前期末との増減 Increase/Decrease
連結子会社数 Consolidated Subsidiaries	55 (do 6 , os 49)	55 (do 6 , os 49)	— (do — , os —)
非連結子会社数 Unconsolidated Subsidiaries	— (do — , os —)	— (do — , os —)	— (do — , os —)
関連会社数 Affiliates	5 (do 5 , os —)	5 (do 5 , os —)	— (do — , os —)
うち持分法適用会社数 accounted for by the equity method	(1) (do 1 , os —)	(1) (do 1 , os —)	— (do — , os —)
合計・Total	60	60	—

domestic 、os：海外・overseas

･Profitability (円･¥)

Annual Transition)

中間推移(Interim Transition)

四半期毎の推移(Quarter Transition)

1Q推移(1Q Transition)

一株当たり当期純利益･Earnings Per Share=EPS
総資本経常利益率･Ordinary Income/Total Assets
株主資本当期純利益率･ROE
総資本当期純利益率･Return on Assets =ROA

	2000.3	2001.3	2002.3	2003.3	2004.3
純利益･EPS	176.26	186.60	203.15	171.10	350.96
利益率･ROE	12.4%	11.8%	11.5%	9.0%	17.8%
率･Ordinary Income/Total Asset	15.0%	19.0%	16.8%	18.4%	23.6%
益率･Return on Assets =ROA	8.9%	8.6%	8.7%	7.3%	14.0%

2002.9	2003.9	2004.9E
127.84	166.21	259.03
6.6%	8.8%	12.3%
8.8%	11.3%	14.4%
5.2%	7.0%	9.4%

2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2QE
59.15	68.70	-18.29	61.62	85.05	81.12	93.68	91.28	149.15	110.32
3.1%	3.6%	-0.9%	3.3%	4.3%	4.2%	5.0%	4.8%	7.2%	5.2%
3.9%	5.0%	4.3%	4.9%	5.2%	5.6%	6.3%	6.7%	7.7%	7.0%
2.5%	2.8%	-0.7%	2.6%	3.5%	3.3%	3.9%	3.6%	5.6%	4.0%

2004-1Q	2005-1Q
85.05	149.15
4.3%	7.2%
5.2%	7.7%
3.5%	5.6%

状況･Profits (百万円･¥Million)

推移(Annual Transition)

中間推移(Interim Transition)

四半期毎の推移(Quarter Transition)

1Q推移(1Q Transition)

営業利益･Operating Profit
経常利益･Ordinary Income
当期純利益･Net Income
平均為替レート･Exchange rate(¥/US$)
EURO平均為替レート･Exchange rate(¥/EURO)

	2000.3	2001.3	2002.3	2003.3	2004.3
ating Profit	34,688	45,127	43,897	52,982	68,166
ary Income	35,484	48,184	45,774	50,874	66,554
t Income	20,715	21,860	23,740	20,037	39,548
･Exchange rate(¥/US$)	110.70	111.19	125.89	121.20	112.76
レート･Exchange rate(¥/EURO)	-	100.47	110.98	121.48	132.65

2002.9	2003.9	2004.9E
26,549	30,936	42,000
25,027	30,395	43,500
14,845	18,924	28,500
121.99	117.73	107.31
117.41	134.03	131.24

2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2QE
12,598	13,951	13,433	13,000	14,536	16,400	17,679	19,551	21,081	20,919
10,848	14,179	12,435	13,412	14,757	15,638	17,091	19,068	22,366	21,134
6,868	7,977	-2,125	7,317	9,795	9,129	10,419	10,205	16,222	12,278
123.77	120.22	121.83	119.00	119.25	116.20	108.46	107.13	109.62	105.00
116.58	118.24	122.68	128.44	136.94	131.11	130.22	132.33	132.47	130.00

2004-1Q	2005-1Q
14,536	21,081
14,757	22,366
9,795	16,222
119.25	109.62
136.94	132.47

の種類別セグメント情報〔売上高構成比率〕・Business Segment Information (Share of net sales)

年度推移(Annual Transition) / 中間推移(Interim Transition) / 四半期毎の推移(Quarter Transition) / 1Q推移(1Q Transition)

		2000.3	2001.3	2002.3	2003.3	2004.3
	Electro-Optics	44.8%	47.4%	43.1%	45.3%	49.8%
chnology)	Photonics	3.6%	2.8%	3.1%	2.2%	1.5%
	Vision Care	35.7%	36.4%	39.6%	38.3%	36.2%
	Health Care	9.7%	8.5%	9.8%	10.9%	10.4%
	Crystal	5.2%	4.2%	3.7%	2.7%	1.6%
ement)	Service	0.9%	0.7%	0.7%	0.6%	0.5%

	2002.9	2003.9	2004.9E
Electro-Optics	44.4%	47.9%	53.4%
Photonics	2.5%	1.7%	3.7%
Vision Care	38.4%	37.3%	30.7%
Health Care	10.8%	10.8%	10.5%
Crystal	3.3%	1.8%	1.2%
Service	0.6%	0.5%	0.5%

	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2QE
Electro-Optics	44.2%	44.7%	46.7%	45.5%	46.8%	49.0%	50.1%	52.8%	53.5%	53.3%
Photonics	2.5%	2.4%	2.1%	1.9%	1.7%	1.7%	1.8%	0.9%	3.8%	3.6%
Vision Care	38.5%	38.4%	37.3%	39.1%	38.0%	36.6%	35.9%	34.4%	30.5%	30.8%
Health Care	10.4%	11.2%	10.5%	11.0%	10.8%	10.7%	10.2%	10.1%	10.3%	10.8%
Crystal	3.8%	2.9%	2.4%	1.9%	2.1%	1.5%	1.5%	1.3%	1.4%	1.0%
Service	0.6%	0.6%	0.7%	0.6%	0.6%	0.5%	0.5%	0.5%	0.5%	0.5%

	2004-1Q	2005-1Q
Electro-Optics	46.8%	53.5%
Photonics	1.7%	3.8%
Vision Care	38.0%	30.5%
Health Care	10.8%	10.3%
Crystal	2.1%	1.4%
Service	0.6%	0.5%

地別セグメント情報〔売上高構成比率〕・Geographical Segment Information (Share of net sales)

年度推移(Annual Transition) / 中間推移(Interim Transition) / 四半期毎の推移(Quarter Transition) / 1Q推移(1Q Transition)

	2000.3	2001.3	2002.3	2003.3	2004.3
North America	11.1%	14.5%	15.7%	14.5%	12.2%
州・Europe	11.5%	10.5%	12.3%	13.2%	13.8%
ジア・Asia	4.0%	3.7%	4.2%	4.8%	4.6%
本・Japan	73.4%	71.3%	67.8%	67.5%	69.4%

	2002.9	2003.9	2004.9E
North America	15.0%	13.4%	10.6%
Europe	12.4%	13.6%	10.6%
Asia	4.9%	4.7%	4.0%
Japan	67.7%	68.3%	74.8%

	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2QE
North America	15.5%	14.6%	14.0%	14.0%	13.8%	12.9%	11.3%	10.8%	10.8%	10.5%
Europe	12.7%	12.2%	13.5%	14.6%	14.1%	13.3%	14.8%	13.2%	10.7%	10.5%
Asia	4.8%	4.9%	4.5%	4.8%	4.6%	4.7%	4.3%	4.7%	3.9%	4.1%
Japan	67.0%	68.3%	68.0%	66.6%	67.5%	69.1%	69.6%	71.3%	74.6%	74.9%

	2004-1Q	2005-1Q
North America	13.8%	10.8%
Europe	14.1%	10.7%
Asia	4.6%	3.9%
Japan	67.5%	74.6%

1四半期 事業の種類別セグメント情報〔成長性と収益性〕・1Q Sales Growth and Profitability by Business Segment



~Jun.30, 2004 VS Apr.1~Jun.30, 2003
円の大きさは営業利益額 ・Size of circles shows the volume of operating profit.
Consolidated Basis
サービス・Service
ヘルスケア・Health Care
ビジョンケア・Vision Care
エレクトロオプティクス・Electro-Optics
※ホトニクス、クリスタルは、圏外のため省略。
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
35.0%
40.0%
45.0%
売上高営業利益率・Operating Margin

Apr.1, 2004 - Jun.30, 2004

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	38.9%	33.9%
Photonics	13.6%	164.1%
Vision Care	17.3%	-5.9%
Health Care	23.8%	11.7%
Crystal	10.0%	-23.0%
Service	10.4%	8.8%
CONSOLIDATED	28.1%	17.3%

Apr.1, 2003 - Jun.30, 2003

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	32.8%	10.7%
Photonics	-1.6%	-30.6%
Vision Care	14.8%	3.0%
Health Care	21.9%	8.2%
Crystal	3.5%	-41.8%
Service	6.1%	0.3%
CONSOLIDATED	22.7%	4.4%

第1四半期 所在地別セグメント情報〔成長性と収益性〕・1Q Sales Growth and Profitability by Geographical Segment



~Jun.30, 2004 VS Apr.1~Jun.30, 2003
Consolidated Basis
日本・Japan
北米・North America
アジア・Asia
欧州・Europe
円の大きさは営業利益額 ・ Size of circles shows the volume of operating profit.
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
35.0%
40.0%
45.0%
売上高営業利益率・Operating Margin

Apr.1, 2004 - Jun.30, 2004

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	20.5%	29.7%
北米・North America	2.3%	-8.3%
欧州・Europe	17.9%	-11.1%
アジア・Asia	31.3%	-0.4%
CONSOLIDATED	28.1%	17.3%

Apr.1, 2003 - Jun.30, 2003

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	19.8%	5.1%
北米・North America	5.4%	-6.8%
欧州・Europe	20.2%	15.6%
アジア・Asia	19.8%	0.4%
CONSOLIDATED	22.7%	4.4%

事業の種類別営業利益率・Business Segment Information (Operating Margin)



年度の推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
1Q推移(1Q Transition)
Electro-Optics
Health Care
Vision Care
Service
Crystal
Photonics
Electoro-Optics

		2000.3	2001.3	2002.3	2003.3	2004.3
]分野	Electro-Optics	24.9%	30.8%	27.3%	30.8%	33.4%
ation Technology)	Photonics	-0.8%	-13.6%	-6.5%	-10.7%	-1.9%
分野	Vision Care	16.2%	12.3%	15.5%	16.0%	17.8%
re)	Health Care	11.7%	11.1%	14.3%	19.0%	22.1%
分野	Crystal	7.4%	2.9%	0.0%	-0.2%	-11.3%
Refinement)	Service	0.6%	3.2%	5.4%	5.3%	8.5%

2001.9	2002.9	2003.9
28.1%	30.5%	32.7%
-5.5%	-15.3%	-2.3%
15.2%	17.4%	15.9%
13.9%	19.0%	22.6%
2.5%	4.9%	-3.8%
8.5%	5.7%	6.5%

2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q
29.2%	31.8%	32.8%	29.4%	32.8%	32.6%	34.7%	33.4%	38.9%
-15.6%	-15.0%	1.7%	-12.1%	-1.6%	-3.0%	2.2%	-8.0%	13.6%
16.8%	18.0%	13.1%	16.0%	14.8%	17.0%	18.1%	21.3%	17.3%
16.5%	21.2%	18.6%	19.6%	21.9%	23.2%	19.2%	24.0%	23.8%
8.8%	-0.3%	-3.4%	-13.8%	3.5%	-13.4%	-4.8%	-39.0%	10.0%
6.3%	5.2%	5.3%	4.4%	6.1%	6.8%	11.5%	9.7%	10.4%

2004-1Q	2005-1Q
32.8%	38.9%
-1.6%	13.6%
14.8%	17.3%
21.9%	23.8%
3.5%	10.0%
6.1%	10.4%

所在地別売上高構成比率・Sales to Domestic and Foreign Customers

年度推移(Annual Transition)

	2000.3	2001.3	2002.3	2003.3	2004.3
北米・North America	11.0%	15.3%	16.9%	14.9%	14.1%
欧州・Europe	13.8%	15.2%	16.2%	15.8%	14.8%
ジアおよびその他・Asia	12.1%	11.6%	10.7%	13.3%	16.5%
日本・Japan	63.1%	57.9%	56.2%	56.0%	54.6%

中間推移(Interim Transition)

	2001.9	2002.9	2003.9
北米・North America	16.8%	15.4%	14.6%
欧州・Europe	15.2%	15.5%	14.7%
アジアおよびその他・Asia	10.1%	12.5%	15.4%
日本・Japan	57.9%	56.6%	55.3%

四半期毎の推移(Quarter Transition)

	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q
北米・North America	16.3%	14.6%	14.2%	14.6%	15.0%	14.2%	12.8%	14.5%	15.3%
欧州・Europe	16.3%	14.6%	16.4%	15.7%	15.0%	14.3%	15.7%	14.1%	11.7%
アジアおよびその他・Asia	12.3%	12.7%	13.6%	14.6%	15.0%	15.8%	16.9%	18.0%	17.8%
日本・Japan	55.1%	58.1%	55.8%	55.1%	55.0%	55.7%	54.6%	53.4%	55.2%

1Q推移(1Q Transition)

	2004-1Q	2005-1Q
北米・North America	15.0%	15.3%
欧州・Europe	15.0%	11.7%
アジアおよびその他・Asia	15.0%	17.8%
日本・Japan	55.0%	55.2%

財政状態・Condition of Assets (百万円・¥Million)

総資産・Total Assets / 株主資本・Shareholders' Equity / 株主資本比率・Shareholders' Equity Ratio

年間推移(Annual Transition)

	2000.3	2001.3	2002.3	2003.3	2004.3
Total Assets	239,341	267,610	278,067	274,288	289,887
Shareholders' Equity	175,145	195,333	219,180	224,218	218,978
株主資本比率・Shareholders' Equity Ratio	73.2%	73.0%	78.8%	81.7%	75.5%

中間推移(Interim Transition)

	2002.9	2003.9	2004.9E
Total Assets	291,099	265,734	314,000
Shareholders' Equity	227,964	205,213	243,000
Shareholders' Equity Ratio	78.3%	77.2%	77.4%

四半期毎の推移(Quarter Transition)

	2002.6.	2002.9.	2002.12.	2003.3.	2003.6.	2003.9.	2003.12.	2004.3.	2004.6.	2004.9E
Total Assets	277,988	291,099	293,641	274,288	290,686	265,734	275,251	289,887	293,699	314,000
Shareholders' Equity	219,695	227,964	222,735	224,218	233,082	205,213	209,967	218,978	230,648	243,000
Shareholders' Equity Ratio	79.0%	78.3%	75.9%	81.7%	80.2%	77.2%	76.3%	75.5%	78.5%	77.4%

株主状況・Shareholders

年度推移(Annual Transition)

中間推移(Interim Transiton)

四半期末の推移(Quarter Transition)

株主数(名)・Number of Shareholders

外人持株比率・Ratio of Foreign Shareholders

	2000.3	2001.3	2002.3	2003.3	2004.3
Number of Shareholders	4,928	7,835	6,872	7,459	7,660
率・Ratio of Foreign Shareholders	29.9%	32.4%	34.2%	38.1%	50.5%

2001.9	2002.9	2003.9
8,421	7,786	7,545
33.8%	36.1%	46.8%

2002.6.	2002.9.	2002.12.	2003.3.	2003.6.	2003.9.	2003.12.	2004.3.	2004.6.
6,828	7,786	7,684	7,459	7,456	7,545	7,454	7,660	7,584
34.2%	36.1%	36.1%	38.1%	38.1%	46.8%	46.8%	50.5%	52.1%

株当り収益性および配当金・Profitability per Share & Cash Dividends (円・¥)

年度推移(Annual Transition)

中間推移(Interim Transition)

四半期毎の推移(Quarter Transition)

1Q推移(1Q Transition)

1株当りキャッシュフロー ・Cash Flow Per Share=CFPS

一株当たり当期純利益・EPS

1株当たり配当金・Cash dividends Per Share

1株当たり純資産・Shareholders' Equity Per Share

	2000.3	2001.3	2002.3	2003.3	2004.3
ュフロー er Share=CFPS	316.61	464.99	377.57	343.31	576.45
純利益・EPS	176.26	186.60	203.15	171.10	350.96
金・Cash dividends Per Share	35.00	50.00	50.00	50.00	100.00
産・Shareholders' Equity Per Share	1,506.21	1,680.45	1,886.20	1,945.16	1,967.60

2001.9	2002.9	2003.9
196.45	211.46	251.09
117.63	127.84	166.21
25.00	25.00	50.00
1,759.87	1,963.19	1,845.23

2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q
100.67	110.78	24.93	106.99	125.39	125.71	138.88	187.35	194.18
59.15	68.70	-18.29	61.62	85.05	81.12	93.68	91.28	149.15
-	-	-	-	-	-	-	-	-
1,891.96	1,963.19	1,918.30	1,946.79	2,023.76	1,845.23	1,887.57	1,967.60	2,072.58

2004-1Q	2005-1Q
125.39	194.18
85.05	149.15
-	-
2,023.76	2,072.58

益率、株価キャッシュフロー倍率、株価純資産倍率・PER・PCFR・PBR (倍・Times)


年度推移(Annual Transition)
中間推移 (Interim Transition)
四半期毎の推移(Quarter Transition)
1Q推移(1Q Transition)
株価収益率・PER
株価キャッシュフロー倍率・PCFR
株価純資産倍率・PBR
期末株価・Stock Price(円・¥)

	2000.3	2001.3	2002.3	2003.3	2004.3
.R	55.03	43.73	44.50	41.79	28.92
フロー倍率・PCFR	30.64	17.55	23.94	20.83	17.61
率・PBR	6.44	4.86	4.79	3.68	5.16
k Price(円・¥)	9,700	8,160	9,040	7,150	10,150

2001.9	2002.9	2003.9
52.71	59.06	52.04
31.56	35.70	34.45
3.52	3.85	4.69
6,200	7,550	8,650

2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q
147.42	109.90	8291.71	116.03	97.24	106.63	105.04	111.20	76.57
86.62	68.15	333.33	66.83	65.95	68.81	70.85	54.18	58.81
4.61	3.85	4.33	3.67	4.09	4.69	5.21	5.16	5.51
8,720	7,550	8,310	7,150	8,270	8,650	9,840	10,150	11,420

2004-1Q	2005-1Q
97.24	76.57
65.95	58.81
4.09	5.51
8,270	11,420

価・出来高の推移・Common Stock Price Range and Trading Volume


1999年3月期
(Year ended March 1999)
最高値 H…3月(Mar.)¥7,180
最安値 L…10月(Oct.)¥3,640
2000年3月期
(Year ended March 2000)
最高値 H…3月(Mar)¥10,890
最安値 L…9月(Sep.)¥5,520
2001年3月期
(Year ended March 2001)
最高値 H…5月(May.)¥11,900
最安値 L…3月(Mar.)¥6,560
2002年3月期
(Year ended March 2002)
最高値 H…3月(Mar.)¥9,370
最安値 L…9月(Sep.)¥5,740
2003年3月期
(Year ended March 2003)
最高値 H…5月(May.)¥9,970
最安値 L…3月(Aug.)¥6,720
2004年3月期
(Year ended March 2004)
最高値 H…3月(Mar.)¥10,650
最安値 L…5月(May.)¥6,690
2005年3月期
(Three months ended June 2004)
最高値 H…4月(Apr.)¥12,190
最安値 L…4月(Apr.)¥9,920
株価・Stock Price(円・¥)
2005年3月期

備投資・Capital Expenditure (百万円・¥Milloin)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
1Q推移(1Q Transition)
2000.3
2001.3
2002.3
2003.3
2004.3
2002.9
2003.9
2004.9E
2003-1Q
2003-2Q
2003-4Q
2004-1Q
2004-2Q
2004-3Q
2004-4Q
2005-1Q
2005-2QE

当期純利益・Net Income　減価償却費・Depreciation　設備投資額・Capital Expenditure

らびに2004-4Q期の減価償却費には、営業権償却3,300百万円、固定資産減損処理2,040百万円が含まれております。 / Amortization of goodwill 3,300 million Yen and Loss on impairment 2,040 million Yen are included in Depreciation in 2004.3 and 2004-4Q.

	2000.3	2001.3	2002.3	2003.3	2004.3
epreciation	16,050	32,137	20,104	19,792	25,328
et Income	20,715	21,860	23,740	20,037	39,548
-･Cash Flow Total	36,765	53,997	43,844	39,829	64,876
pital Expenditure	17,770	39,672	19,585	15,948	30,659

2002.9	2003.9	2004.9E
9,710	9,663	11,000
14,845	18,924	28,500
24,555	28,587	39,500
6,798	10,826	25,000

2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2QE
4,823	4,887	5,020	5,061	4,645	5,018	5,027	10,638	4,897	6,103
6,868	7,977	-2,125	7,317	9,795	9,129	10,419	10,205	16,222	12,278
11,691	12,864	2,895	12,378	14,440	14,147	15,446	20,843	21,119	18,381
2,664	4,134	4,794	4,354	6,269	4,557	7,965	11,868	9,790	15,210

2004-1Q	2005-1Q
4,645	4,897
9,795	16,222
14,440	21,119
6,269	9,790

開発費・Research and Development Expenses (単位:10億円・Unit:¥ Billion)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
1Q推移(1Q Transition)
2001.3
2002.3
2003.3
2004.3
2002.9
2003.9
2004.9E
2003-1Q
2003-2Q
2003-3Q
2003-4Q
2004-1Q
2004-2Q
2004-3Q
2004-4Q
2005-1Q
2005-2QE

研究開発費・R&D Expenses　売上高研究開発費比率・R&D Exp./Net Sales

	2000.3	2001.3	2002.3	2003.3	2004.3
Expenses	7.7	7.3	7.3	8.7	9.8
比率・R&D Exp./Net Sales	3.7%	3.1%	3.1%	3.5%	3.6%

2002.9	2003.9	2004.9E
4.2	4.7	5.2
3.4%	3.5%	3.5%

2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2QE
2.1	2.1	2.0	2.5	2.2	2.5	2.6	2.6	2.5	2.7
3.4%	3.4%	3.2%	4.1%	3.5%	3.6%	3.7%	3.7%	3.3%	3.6%

2004-1Q	2005-1Q
2.2	2.5
3.5%	3.3%

動性・Liquidity (百万円・¥Million)



年度推移(Annual Transition)
中間推移 (Interim Transition)
四半期毎の推移(Quarter Transition)
手元資金・Cash and Cash Equivalents (consolidated)
連結手元流動性(月)・Liquidity(Group) / month

	2000.3	2001.3	2002.3	2003.3	2004.3
quivalents (consolidated)	51,654	51,697	66,321	75,694	80,425
(月)・Liquidity(Group) / month	3.1	2.6	3.4	3.5	3.5

2001.9	2002.9	2003.9
51,125	88,068	62,895
2.6	4.3	3.2

2002.6.	2002.9.	2002.12.	2003.3.	2003.6.	2003.9.	2003.12.	2004.3.	2004.6.
71,941	88,068	87,434	75,694	81,498	62,895	66,125	80,425	77,158
3.5	4.3	4.3	4.0	3.7	3.2	2.8	3.1	3.2

子負債・ Interest-bearing Debt (百万円・¥Million)

年度推移(Annual Transition) / 中間推移 (Interim Transition) / 四半期末の推移(Quarter Transition)

短期借入金・Short-term Borrowings / 長期借入金・Long-term Loans / 借入金依存度・Debt/Total Assets

	2000.3	2001.3	2002.3	2003.3	2004.3
ort-term Borrowings	3,408	4,630	3,378	2,284	486
ng-term Loans	275	424	569	7	0
計・SUB TOTAL	3,683	5,054	3,947	2,291	486
形・Notes Discounted	-	-	-	-	-
合計・TOTAL	3,683	5,054	3,947	2,291	486
存度・Debt/Total Assets	1.5%	1.9%	1.4%	0.8%	0.2%

2001.9	2002.9	2003.9
3,176	3,264	2,050
406	417	150
3,582	3,681	2,200
-	-	-
3,582	3,681	2,200
1.3%	1.3%	0.8%

2002.6.	2002.9.	2002.12.	2003.3.	2003.6.	2003.9.	2003.12.	2004.3.	2004.6.
3,098	3,264	2,549	2,284	2,201	2,050	1,297	486	233
569	417	15	7	150	150	0	0	10
3,667	3,681	2,564	2,291	2,351	2,200	1,297	486	243
-	-	-	-	-	-	-	-	-
3,667	3,681	2,564	2,291	2,351	2,200	1,297	486	243
1.3%	1.3%	0.9%	0.8%	0.8%	0.8%	0.5%	0.2%	0.1%

資産・Inventories (百万円・¥Million)



年度推移(Annual Transition)
中間推移(Interim Transition)
四半期末の推移(Quarter Transition)
40,000
35,000
30,000
25,000
棚卸資産[期末在高]
・Inventories [end of period]
連結棚卸資産回転月数[平均ベース]
・Inventory Turnover / month [average]

	2000.3	2001.3	2002.3	2003.3	2004.3
在高] nd of period]	32,822	36,506	35,595	32,360	32,877
転月数[平均ベース] over / month [average]	3.3	3.1	3.2	3.1	2.7

2001.9	2002.9	2003.9
35,817	35,024	33,360
3.2	3.2	2.8

2002.6.	2002.9.	2002.12.	2003.3.	2003.6.	2003.9.	2003.12.	2004.3.	2004.6.
35,895	35,024	33,811	32,360	34,437	33,360	33,804	32,877	34,207
3.2	3.2	3.1	3.0	2.9	2.8	2.8	2.7	2.6

・Number of Employees

年度推移(Annual Transition)　中間推移(Interim Transition)　四半期末の推移(Quarter Transition)

欧州・Europe　北米・North America　アジア・Asia　日本・Japan

	2000.3	2001.3	2002.3	2003.3	2004.3
ica	422	1,575	1,516	1,445	1,323
	2,055	2,000	2,102	2,082	1,821
	4,579	5,838	6,411	7,346	11,925
	3,595	3,553	3,282	3,150	3,023
nber of Total Employees	10,651	12,966	13,311	14,023	18,092

2001.9	2002.9	2003.9
1,512	1,496	1,365
1,922	2,099	1,851
5,986	6,865	8,555
3,520	3,251	3,142
12,940	13,711	14,913

2002.6.	2002.9.	2002.12.	2003.3.	2003.6.	2003.9.	2003.12.	2004.3.	2004.6.
1,508	1,496	1,386	1,445	1,434	1,365	1,328	1,323	1,262
2,125	2,099	2,085	2,082	2,050	1,851	1,801	1,821	1,837
6,500	6,865	7,046	7,346	7,759	8,555	9,333	11,925	12,783
3,273	3,251	3,269	3,150	3,077	3,142	3,127	3,023	3,032
13,406	13,711	13,786	14,023	14,320	14,913	15,589	18,092	18,914

参考」グループ連結経営(2004.6.30.現在)
YA's Global Group Management(As of June 30, 2004)

グローバル本社 (GLOBAL HEADQUARTERS)
(グループ戦略の創造/FORMULATION of HOYA GROUP STRATEGY)

情報通信分野 (INFORMATION TECHNOLOGY)	アイケア分野 (EYE CARE)	クリスタルカンパニー (CRYSTAL COMPANY)	エリア持株会社 (Regional Holding Company)
HOYA(株)エレクトロニクス、MD、オプティクス、FO各事業部門 (HOYA CORP. ELECTRONICS, MD, OPTICS, FO Divisions (INTERNAL)) HOYAフォトニクス株式会社(HOYA PHOTONICS CORP.) HOYAアドバンスト セミコンダクタ テクノロジーズ株式会社 (HOYA ADVANCED SEMICONDUCTOR TECHNOLOGIES Co., Ltd) HOYA CANDEO OPTRONICS株式会社(HOYA CANDEO OPTRONICS CORP.) NHテクノグラス株式会社(NH TECHNO GLASS CORP.)※	HOYA(株)ビジョンケアカンパニー (HOYA CORP. VISION CARE COMPANY (INTERNAL)) HOYAヘルスケア株式会社(HOYA HEALTHCARE CORP.)	HOYA(株)クリスタルカンパニー (HOYA CORP. CRYSTAL COMPANY (INTERNAL))	日本 / JAPAN HOYA株式会社 (HOYA CORPORATION)
HOYA MAGNETICS SINGAPORE PTE LTD. HOYA OPTICS (THAILAND) LTD. HOYA GLASS DISK (THAILAND) LTD. HOYA OPTICAL (ASIA) CO.LTD. HOYA OPTO-ELECTRONICS QINGDAO LTD. HOYA MICROELECTRONICS(SUZHOU) LTD. HOYA OPTICAL TECHNOLOGY(SUZHOU) LTD. HOYA MICROELECTRONICS TAIWAN CO., LTD HOYA GLASS DISK PHILIPPINES, INC. ☆ HOYA GLASS DISK MALAYSIA SDN. BHD. ☆ RADIANT IMAGES, INC. ☆☆	HOYA LENS THAILAND LTD. HOYA LENS (S) PTE. LTD. HOYA LENS AUSTRALIA PTY. LTD. HOYA LENS TAIWAN LTD. HOYA LENS HONG KONG LTD. HOYA LENS KOREA CO., LTD. THAI HOYA HOLDINGS LTD. THAI HOYA LENS LTD. HOYA LENS PHILIPPINES, INC. HOYA HEALTHCARE SINGAPORE PTE.LTD. MALAYSIAN HOYA LENS SDN. BHD. HOYA LENS GUANGZHOU LTD. HOYA LENS SHANGHAI LTD.		アジア / ASIA OCEANIA HOYA HOLDINGS ASIA PACIFIC PTE LTD
HOYA CORPORATION USA HOYA PHOTONICS, INC.	ビジョンケアカンパニー北米支店 (VISION CARE COMPANY NORTH AMERICA BRANCHES (INTERNAL)) HOYA LENS OF AMERICA, INC. HOYA LENS CANADA, INC. HOYA LENS MEXICO S.A. De C.V. EAGLE OPTICS, INC. HOYA LENS OF CHICAGO, INC.	HOYA CRYSTAL, INC.	米国 / AMERICA HOYA HOLDINGS INC.
HOYA CONBIO FRANCE EURL	HOYA VISION CARE EUROPE HOYA LENS DEUTSCHLAND GMBH. HOYA LENS NEDERLAND N.V. HOYA LENS UK LTD. HOYA LENS ITALIA SPA. HOYA LENS IBERIA S.A. HOYA LENS FINLAND OY HOYA LENS SWEDEN AB HOYA LENS FRANCE SAS HOYA LENS POLAND SP. Z.O.O. HOYA LENS BELGIUM NV HOYA LENS HUNGARY RT. HOYA LENS MANUFACTURING HUNGARY RT HOYA LENS DANMARK A/S		欧州 / EUROPE HOYA HOLDINGS NV **FHQ**

グローバルベースでの事業戦略の遂行 / Global Business Expansion

注/Notes:
※：持分法適用会社 / Affiliates accounted for by the equity method
☆：2004年6月に社名変更。/Renamed in June 2004.
☆☆：2005年3月期第1四半期に買収/Acquired in 2005-1Q.

Exhibit 5

Articles of Incorporation Revised June 18, 2004

Articles of Incorporation revised on June 18, 2004 to allow HOYA CORPORATION to repurchase its shares subject to approval by the board of directors.

File No.: 82-34801

定　　款

HOYA株式会社

定　　款

第1章　総　　則

第１条（商号）

当会社は、ＨＯＹＡ株式会社と称する。

2.当会社の英文社名は、ＨＯＹＡ　ＣＯＲＰＯＲＡＴＩＯＮと称する。

第２条（目的）

当会社は、つぎの事業を行なうことを目的とする。

1. 各種ガラスおよびセラミックス製品の製造、販売
2. 各種化学材料および製品の製造、販売
3. エレクトロニクス関連素材、部品および機器の製造、販売
4. オプトエレクトロニクス(電子光学)関連素材、部品および機器の製造、販売
5. 光学ガラス、光学機器および関連製品の製造、販売
6. 計量器、測定器の部品および機器の製造、販売
7. 眼鏡用レンズ・フレーム・機器および関連医療用具の製造、販売
8. コンタクトレンズおよび関連医療用具の製造、販売
9. 眼内レンズの製造、卸、販売
10. 医薬品、医薬部外品および医療用材料・機器の製造、販売
11. テーブルウェアー・ハウスウェアー（家庭用品）関連製品の製造、販売
12. 美術工芸品およびインテリア製品の製造、販売
13. ソフトウェアーの開発および販売
14. データ通信サービスおよびデーターベースサービスの提供
15. インターネットのプロバイダー業およびインターネットでの広告業務
16. インターネットの企業用ホームページの企画、立案および作成業務
17. 一般労働者派遣事業および特定労働者派遣事業
18. 有料職業紹介事業
19. 前各号に掲げる製品の輸出入
20. 前各号に付帯する一切の業務

第３条（本店所在地）

当会社は、本店を東京都新宿区におく。

第４条（公告の方法）

当会社の公告は、東京都において発行する日本経済新聞に掲載する。

第５条（委員会等設置会社制度の採用）

当会社は、株式会社の監査等に関する商法の特例に関する法律（以下特例法という。）第２章第４節に規定する特例の適用を受けるものとする。

第2章　株　　式

第６条（発行する株式の総数）

当会社の発行する株式の総数は、３億２千万株とする。ただし、株式の消却が行なわれた場合は、これに相当する株式数を減ずる。

第7条（自己株式の取得）
当会社は、取締役会の決議により、自己株式を取得することができる。

第8条（1単元の株式数）
当会社は、100株をもって株式の1単元とする。

第9条（単元未満株券の不発行）
当会社は、1単元の株式の数に満たない株式（以下単元未満株式という。）に係る株券を発行しない。ただし、本定款第11条の株式取扱規則に定めるところについてはこの限りでない。

第10条（単元未満株式の買増し）
当会社の単元未満株式を有する株主（実質株主を含む。以下同じ。）は、その単元未満株式と併せて1単元の株式の数となるべき数の株式を売渡すことを、当会社に対し請求することができる。

第11条（名義書換代理人）
当会社の株式につき、名義書換代理人をおく。
2.当会社は、名義書換代理人およびその事務取扱場所を選定し、これを公告する。
3.当会社の株主名簿（実質株主名簿を含む。以下同じ。）および株券喪失登録簿は、名義書換代理人の事務取扱場所に備置き、株式の名義書換、株券喪失登録、単元未満株式の買取りおよび売渡し、その他株式に関する事務は、名義書換代理人に取扱わせ、当会社では取扱わない。

第12条（株式取扱規則）
当会社の発行する株券の種類、株式の名義書換、新株予約権の名義書換、実質株主名簿の作成、新株予約権原簿の作成、実質株主通知の受理、株券喪失登録、単元未満株式の買取りおよび売渡し、その他株式に関する事項は、法令または本定款のほか、当会社の定める株式取扱規則による。

第13条（基準日）
当会社は、毎年3月31日の最終の株主名簿に記載された議決権を有する株主をもって、その決算期の定時株主総会において権利を行使すべき株主とする。
2.本定款に定めるほか、必要があるときは、取締役会の決議によりあらかじめ公告して臨時に基準日を定めることができる。

第3章　株　主　総　会

第14条（招集）
当会社の定時株主総会は、毎年6月に招集し、臨時株主総会は、必要に応じてその都度これを招集する。

第15条（招集者および議長）
株主総会は、法令に別段の定めがある場合を除き、取締役会の決議により、本定款第34条の最高経営責任者が招集し、議長となる。ただし、最高経営責任者に差支えがあるときは、あらかじめ取締役会で定めた順序にしたがい取締役がこれにかわる。

第16条（決議）

株主総会の決議は、法令または本定款に別段の定めがある場合を除き、出席株主の議決権の過半数をもって行なう。

2.株主総会の特別決議（商法第343条第1項の決議）は、総株主の議決権の3分の1以上を有する株主が出席し、その議決権の3分の2以上に当たる多数をもって行なう。

第17条（議決権の代理行使）

株主は、議決権ある他の株主を代理人として議決権の行使をすることができる。この場合には、総会ごとに、代理権を証する書面を提出しなければならない。

第18条（株主の提案権）

株主が株主総会の目的事項または議案につき提案しようとするときは、取締役に対し会日の8週間前に書面により請求しなければならない。

第19条（議事録）

株主総会の議事は、その経過の要領および結果を議事録に記載し、議長ならびに出席した取締役および執行役がこれに記名押印する。

第4章　取締役、取締役会および各委員会

第20条（員数）

当会社の取締役は、10名以内とする。

2.取締役の半数以上は、社外取締役（商法第188条第2項第7号の2の社外取締役をいう。）とする。

第21条（選任）

取締役の選任決議は、総株主の議決権の3分の1以上を有する株主が出席し、その議決権の過半数をもって行なう。

2.取締役の選任は、累積投票によらないものとする。

第22条（任期）

取締役の任期は、就任後1年内の最終の決算期に関する定時株主総会終結の時までとする。

第23条（取締役会の招集者および議長）

取締役会は、法令に別段の定めがある場合を除き、取締役会においてあらかじめ指名された取締役が招集し、議長となる。ただし、その取締役に差支えがあるときは、あらかじめ取締役会で定めた順序にしたがい他の取締役がこれにかわる。

2.前項の招集は、各取締役に対し、会日より3日前までに、その通知を発する。ただし、緊急の場合は、これを短縮することができる。

第24条（取締役会の決議）

取締役会の決議は、取締役の過半数が出席し、出席取締役の過半数をもって行なう。

第25条（取締役会の議事録）

取締役会の議事は、その経過の要領および結果を議事録に記載し、議長および出席した取締役がこれに記名押印する。

第26条（取締役会規定）

取締役会に関する事項は、法令または本定款のほか、取締役会の定める取締役会規定による。

第27条（報酬）

取締役の報酬は、報酬委員会の決議により定める。

第28条（責任免除）

当会社は、特例法第21条の17第1項の取締役（取締役であった者を含む。）の責任につき、取締役会の決議により免除することができる。

第29条（社外取締役との間の責任限定契約）

当会社は、社外取締役との間で、今後その者が負うことがある特例法第21条の17第1項の責任について、金1,000万円以上であらかじめ定める金額と同条第5項で準用する商法第266条第19項各号に掲げる額の合計額とのいずれか高い額を限度とする旨の契約を締結することができる。

第30条（各委員会の設置および権限）

当会社は、監査委員会、指名委員会および報酬委員会をおく。

2.監査委員会、指名委員会および報酬委員会の各委員会は、法令に定めのある事項を決定するほか、その職務遂行のために必要な権限を行使する。

第31条（各委員会の組織）

各委員会は、取締役3名以上の委員で組織する。

2.各委員会の委員の選任および解任は、取締役会の決議により行なう。

3.指名委員会および報酬委員会の委員の過半数は、当会社の執行役でない社外取締役とする。

4.監査委員会の委員の過半数は、当会社の執行役でない社外取締役とし、社外取締役に該当しない取締役にあっては当会社または子会社の業務を執行しない者とする。

第5章　執　行　役

第32条（員数）

当会社の執行役は2名以上とする。

第33条（執行役および代表執行役の選任および解任）

執行役および代表執行役の選任および解任は、取締役会の決議により行なう。

第34条（任期）

執行役の任期は、就任後1年内の最終の決算期に関する定時株主総会終結後最初に開催される取締役会終結の時までとする。

第35条（職務の分掌および指揮命令関係）

取締役会の決議により、代表執行役の中から最高経営責任者1名を選任し、代表執行役または執行役の中から最高財務責任者1名を選任する。

2.執行役の職務の分掌および指揮命令関係は、取締役会の決議により定める。

第36条（報酬）

執行役の報酬は、報酬委員会の決議により定める。

第37条（責任免除）

当会社は、特例法第21条の17第1項の執行役（執行役であった者を含む。）の責任につき、取締役会の決議により免除することができる。

第6章　計　　　算

第38条（営業年度および決算期日）

当会社の営業年度は、毎年4月1日から翌年3月31日までとし、各営業年度の末日を決算期日とする。

第39条（利益配当金）

当会社の利益配当金は、毎決算期日の最終の株主名簿に記載された株主または質権者に対し支払うものとする。

第40条（中間配当）

当会社は、取締役会の決議により毎年9月30日の最終の株主名簿に記載された株主または質権者に対し中間配当を支払うことができる。

第41条（配当金の除斥期間）

利益配当金および中間配当金が、支払開始の日から満3ケ年以内に受領されないときは、当会社はその支払義務をまぬがれる。

第42条 本定款に定めのない事項は、商法その他の法令にしたがうものとする。

附則　当会社は、商法第280条第1項の規定により、取締役会の決議をもって、委員会等設置会社移行前の監査役の責任を法令の限度において免除することができる。

昭和 38 年 2 月 27 日　一部改正
昭和 39 年 2 月 27 日　一部改正
昭和 41 年 2 月 28 日　一部改正
昭和 45 年 2 月 27 日　一部改正
昭和 46 年 11 月 30 日　一部改正
昭和 50 年 11 月 27 日　一部改正
昭和 56 年 12 月 23 日　一部改正
昭和 59 年 6 月 29 日　一部改正
昭和 63 年 12 月 16 日　一部改正
平成 3 年 6 月 27 日　一部改正
平成 5 年 6 月 29 日　一部改正
平成 6 年 6 月 29 日　一部改正
平成 10 年 6 月 26 日　一部改正
平成 12 年 6 月 27 日　一部改正
平成 14 年 6 月 21 日　一部改正
平成 15 年 6 月 20 日　一部改正
平成 16 年 6 月 18 日　一部改正

Exhibit 6

HOYA, THROUGH ITS DEVELOPMENT OF CUTTING-EDGE TECHNOLOGY, ITS GLOBALIZATION OF ITS BUSINESS, AND ITS INSIGHT OF THE DIGITAL ENVIRONMENT, HAS ACHIEVED ITS BEST-EVER BUSINESS RESULTS.

GOING FORWARD, THROUGH ITS PORTFOLIO MANAGEMENT PRACTICE AND PURSUIT OF NEW POSSIBILITIES, THE COMPANY AIMS TO MAXIMIZE ITS VALUE.

●Composition Ratio of Consolidated Sales Volume Based on Business Category


100%
80%
60%
40%
20%
0%
47.6
51.3
March 2003
March 2004
Life and Culture
Eye Care
Information and Telecommunication

●Composition Ratio of Consolidated Sales Volume Based on Territory


4.6%
13.8%
12.2%
69.4%
Japan
North America
Europe
Asia
March 2004

●Transition of Consolidated Sales Volume
(Unit: 1M Yen)


300,000.00
250,000.00
200,000.00
150,000.00
100,000.00
50,000.00
0.00
236,802
235,265
246,293
271,443
March 2001
March 2002
March 2003
March 2004
Overseas
Japan

●Transition of Consolidated Current Net Profit
(Unit: 1M Yen)


40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
March 2001
March 2002
March 2003
March 2004

TKO /69724.1

66th Period Accounting Announcement
June 19, 2004

HOYA CORPORATION President & CEO Hiroshi Suzuki

Balance Sheet Summary
(As of March 31, 2004)

(Unit: Million Yen)

Assets		Liabilities and Equity	
Items	Amount	Items	Amount
Current assets	116,425	**Current Liabilities**	65,696
Cash and deposits	34,573	Notes and accounts payable-trades	20,836
Notes	8,824	Accrued Tax Income, etc.	10,583
Accounts receivable	44,511	Other current liabilities	34,276
Other current assets	29,077	**Long-term liabilities**	360
Allowance for doubtful receivables	Δ 560	Special allowance for repairs	357
Fixed assets	93,247	Other long-term liabilities	2
Tangible fixed assets	38,741	**Total liabilities**	66,056
Building and structures	9,250	**Common stock**	6,264
Machinery and vehicles	16,283	**Additional paid-in capital**	15,898
Lands	6,708	Capital surplus	15,898
Other tangible fixed assets	6,499	**Retained earnings**	160,988
Intangible fixed assets	3,035	Legal reserve	1,566
Investments and other assets	51,470	Voluntary reserve	142,561
Investment securities	1,869	Unappropriated retained earnings at the end of the term	16,861
Stock investment(s) in subsidiary(ies)	44,269		
Other investment and other assets	5,564		
Allowance for doubtful receivables	Δ 233	**Evaluation differences of investments securities**	Δ 29
		Treasury stock, at cost	Δ 39,504
		Total Equity	143,617
Total assets	209,673	**Total**	209,673

Statements of Income
(from April 1, 2003 to March 31, 2004)

(Unit: Million Yen)

Items	Amount
Net Sales	183,771
Cost of sales	155,430
Operating income	28,341
Non-operating *income*	7,605
Non-operating expenses	2,336
Ordinary income	33,610
Extraordinary income	536
Extraordinary losses	9,684
Income before income taxes	24,461
Income taxes - Current	11,684
Income taxes - Deferred	Δ 2,781
Net Income	15,558
Balance brought forward	4,122
Unappropriated profits transferred upon merger	2,776
***Loss on deposit of treasury* stock**	35
Interim Dividends	5,560
Unappropriated retained earnings at the end of the term	16,861

(Note)
1. Accumulated depreciation of tangible fixed asset: 94,497 Million Yen
2. Net income per share: 138.24 Yen

(For reference)

Consolidated Balance Sheet Summary
(As of March 31, 2004)

(Unit: Million Yen)

Assets		Liabilities and Shareholders' Equity	
Items	Amount	Items	Amount
Current assets	193,279	**Current Liabilities**	68,252
Cash and deposits	80,425	**Long-term liabilities**	1,934
Notes account receivable- trades	67,274	**Total liabilities**	70,187
Inventories	32,877	***Minority Interest***	721
Other current assets	12,701		
Fixed assets	96,445	**Common stock**	6,264
Tangible fixed assets	78,318	**Additional paid-in capital**	15,898
Intangible fixed assets	4,556	**Retained *earnings***	247,175
Investment and other assets	13,570	***Evaluation differences of* investments securities**	Δ 30
Investment securities	6,193		
Others	7,377	**Foreign currency statement translation adjustments**	Δ 10,825
Deferred charges	162		
		Treasury stock, at cost	Δ 39,504
		Total Equity	218,978
Total assets	289,887	**Total**	289,887

Consolidated *Statements of Income*
(from April 1, 2003 to March 31, 2004)

(Unit: Million Yen)

Items	*Amount*
Net Sales	271,443
Cost of sales	203,277
Operating income	68,166
Non-operating income	3,829
***Non-operating* expenses**	5,441
Ordinary income	66,554
Extraordinary income	989
Extraordinary losses	12,047
Income before income taxes and other items	55,496
Income taxes - Current	18,573
Income taxes - Deferred	Δ 2,774
Minority interests in net income	148
Net income	39,548

(Note) At the end of this fiscal year, there are 55 consolidated subsidiaries and the equity method is applied to one company.

Exhibit 7

目次

File No.: 82-34801

Annual Securities Report Dated June 24, 2004

Annual Securities Report dated June 24, 2004 submitted to the Kanto Local Finance Bureau describing HOYA CORPORATION's capital, management, business, financial statements for the year ended March 31, 2004 and other matters concerning HOYA CORPORATION.

【表紙】

【提出書類】	有価証券報告書
【根拠条文】	証券取引法第24条第１項
【提出先】	関東財務局長
【提出日】	平成16年６月24日
【事業年度】	第66期（自　平成15年４月１日　至　平成16年３月31日）
【会社名】	HOYA株式会社
【英訳名】	HOYA CORPORATION
【代表者の役職氏名】	取締役兼代表執行役　最高経営責任者　　鈴木　洋
【本店の所在の場所】	東京都新宿区中落合二丁目７番５号
【電話番号】	03－3952－1151（代表）
【事務連絡者氏名】	取締役兼執行役　最高財務責任者　　江間　賢二
【最寄りの連絡場所】	東京都新宿区中落合二丁目７番５号
【電話番号】	03－3952－1151（代表）
【事務連絡者氏名】	取締役兼執行役　最高財務責任者　　江間　賢二
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

第一部【企業情報】

第１【企業の概況】

１【主要な経営指標等の推移】

(1) 連結経営指標等

回次	第62期	第63期	第64期	第65期	第66期
決算年月	平成12年３月	平成13年３月	平成14年３月	平成15年３月	平成16年３月
売上高（百万円）	201,110	236,802	235,265	246,293	271,443
経常利益（百万円）	35,484	48,184	45,774	50,874	66,554
当期純利益（百万円）	20,715	21,860	23,740	20,037	39,548
純資産額（百万円）	175,145	195,333	219,180	224,218	218,978
総資産額（百万円）	239,341	267,610	278,067	274,288	289,887
１株当たり純資産額（円）	1,508.28	1,682.10	1,887.49	1,945.16	1,967.60
１株当たり当期純利益（円）	178.39	188.24	204.44	171.10	350.96
潜在株式調整後１株当たり当期純利益（円）	－	－	－	171.08	350.56
自己資本比率（％）	73.2	73.0	78.8	81.7	75.5
自己資本利益率（％）	12.1	11.8	11.5	9.0	17.8
株価収益率（倍）	54.4	43.3	44.2	41.8	28.9
営業活動によるキャッシュ・フロー（百万円）	34,963	42,737	41,023	38,390	78,743
投資活動によるキャッシュ・フロー（百万円）	△19,895	△39,465	△19,653	△13,583	△28,338
財務活動によるキャッシュ・フロー（百万円）	△5,899	△4,563	△8,186	△14,547	△42,853
現金及び現金同等物の期末残高（百万円）	51,654	51,697	66,321	75,694	80,425
従業員数（名）	10,494	12,966	13,311	14,023	18,092

（注）１．売上高には、消費税及び地方消費税は含まれておりません。
２．第65期連結会計年度から、１株当たり純資産額、１株当たり当期純利益及び、潜在株式調整後１株当たり当期純利益の算定に当たっては、「１株当たり当期純利益に関する会計基準」（企業会計基準２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用しております。
３．第64期連結会計年度以前の潜在株式調整後１株当たり当期純利益については、希薄化効果を有する潜在株式がないため記載しておりません。
４．キャッシュ・フローに関する数値の△は、現金及び現金同等物の流出を示しております。

(2) 提出会社の経営指標等

回次	第62期	第63期	第64期	第65期	第66期
決算年月	平成12年３月	平成13年３月	平成14年３月	平成15年３月	平成16年３月
売上高（百万円）	126,719	151,166	151,789	159,432	183,771
経常利益（百万円）	25,122	35,945	30,169	29,460	33,610
当期純利益（百万円）	15,851	12,283	15,333	8,852	15,558
資本金（百万円）	6,264	6,264	6,264	6,264	6,264
発行済株式総数（株）	116,124,405	116,124,405	116,124,405	116,124,405	116,124,405
純資産額（百万円）	155,066	162,102	171,933	166,374	143,617
総資産額（百万円）	205,373	217,967	217,074	209,387	209,673
１株当たり純資産額（円）	1,335.34	1,395.93	1,480.62	1,443.51	1,290.74
１株当たり配当額（内１株当たり中間配当額）（円）	35.0 (16.0)	50.0 (20.0)	50.0 (25.0)	50.0 (25.0)	100.0 (50.0)
１株当たり当期純利益（円）	136.50	105.78	132.04	75.27	138.24
潜在株式調整後１株当たり当期純利益（円）	－	－	－	75.26	138.08
自己資本比率（％）	75.5	74.4	79.2	79.5	68.5
自己資本利益率（％）	10.9	7.7	9.2	5.2	10.0
株価収益率（倍）	71.1	77.1	68.5	95.0	73.4
配当性向（％）	25.6	47.3	37.9	66.4	72.3
従業員数（名）	2,381	3,464	3,142	3,289	2,983

（注）１．売上高には、消費税及び地方消費税は含まれておりません。

２．第64期より、自己株式を資本の部より控除しており、１株当たりの各数値（配当額は除く。）の算定に当たっては、この点を考慮しております。

３．第65期から、１株当たり純資産額、１株当たり当期純利益及び、潜在株式調整後１株当たり当期純利益の算定に当たっては、「１株当たり当期純利益に関する会計基準」（企業会計基準２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用しております。

４．第64期以前の潜在株式調整後１株当たり当期純利益については、希薄化効果を有する潜在株式がないため記載しておりません。

2【沿革】

昭和16年11月	東京都保谷市（現在西東京市）で東洋光学硝子製造所を創業。 光学ガラス製造に着手。
昭和19年８月	資本金120万円の株式会社に改組、商号を株式会社東洋光学硝子製造所に変更。
昭和20年10月	クリスタルガラス食器製造開始。
昭和22年８月	商号を株式会社保谷クリスタル硝子製造所に変更。
昭和35年11月	東京都昭島市に昭和工場（現　昭島工場）を新設。 保谷光学工業株式会社、山中光学工業株式会社及び保谷光学硝子販売株式会社を吸収合併し、商号を株式会社保谷硝子に変更。
昭和36年10月	東京証券取引所市場第二部へ上場。
昭和37年５月	眼鏡レンズ製造開始。
昭和37年10月	名古屋証券取引所市場第二部へ上場。
昭和38年５月	埼玉県入間市に武蔵工場を新設。
昭和47年12月	ソフトコンタクトレンズ製造開始。
昭和48年２月	東京証券取引所及び名古屋証券取引所の市場第一部へ指定。
昭和49年１月	半導体用マスクサブストレート製造開始。
昭和57年10月	子会社の株式会社保谷電子を吸収合併（現　長坂工場）。
昭和58年１月	東京都八王子市に八王子工場を新設し、半導体用フォトマスク製造開始。
昭和59年８月	新本社ビルを現在地に竣工。
昭和59年10月	子会社の株式会社保谷レンズ及び株式会社保谷クリスタルを吸収合併し、商号をＨＯＹＡ株式会社に変更。
昭和60年４月	埼玉県児玉郡児玉町に児玉開発研究所（現　ＨＯＹＡヘルスケア㈱児玉開発研究所）を新設。
昭和62年６月	眼内レンズ（白内障術後用）製造開始。
昭和62年11月	光学ガラスによる非球面モールドレンズ製造開始。
平成元年４月	オランダに欧州地域統括会社HOYA EUROPE B.V.（現 HOYA HOLDINGS N.V.）、米国に北米地域統括会社HOYA CORPORATION USAを設立。
平成３年３月	ＨＤＤ用ガラスディスク（ガラス磁気メモリーディスク）発売。
平成７年９月	中間連結決算発表を開始。
平成８年11月	熊本県菊池郡大津町に熊本工場を新設。
平成９年４月	持株会社型のカンパニー制を導入し、二つのカンパニー（エレクトロオプティクス、ビジョンケア）と三つの事業子会社｛HOYA PHOTONICS INC.、ＨＯＹＡヘルスケア㈱、ＨＯＹＡクリスタル㈱（現　クリスタルカンパニー）｝へ機構改革。
平成９年５月	シンガポールにエリア持株会社としてHOYA HOLDINGS ASIA PACIFIC PTE. LTD.を設置、４月にオランダ及び米国にそれぞれ設置したHOYA HOLDINGS N.V.とHOYA HOLDINGS INC.の２社と合わせ、欧州、北米、アジア各地域のエリア持株会社体制が整う。
平成９年12月	HOYA LENS DEUTSCHLAND GmbH.がＨＯＹＡグループ最初のISO14001を取得。
平成10年４月	四半期毎の連結決算発表を開始。
平成11年２月	国内主要全工場でISO14001を取得。
平成11年９月	ベルギーのメガネレンズ製造販売会社BUCHMANN OPTICAL INDUSTRIES N.V.（現 HOYA LENS BELGIUM N.V.）を買収。
平成12年４月	米国の特注メガネレンズ加工販売会社OPTICAL RESOURCES GROUP,INC.を買収（平成13年３月に機構改革によりHOYA㈱ビジョンケアカンパニー北米支店に組織変更）。
平成12年７月	沖電気工業㈱の半導体用フォトマスク製造部門を譲り受ける。
平成13年11月	創立60周年を迎える。
平成14年５月	半導体新基板材料３Ｃ－Ｓｉｃ製造販売を新会社HOYAアドバンストセミコンダクタテクノロジーズ㈱にて開始。
８月	大日本印刷㈱と次世代半導体用マスクブランクスの技術アライアンス締結。
平成15年１月	名古屋証券取引所の市場第一部上場廃止。
３月	子会社のＨＯＹＡクリスタル㈱、ＨＯＹＡクリスタルショップ㈱を吸収合併（現クリスタルカンパニー）。
６月	委員会等設置会社へ移行。
７月	グローバルベースでの財務マネジメント機能を、欧州エリア持株会社へ移管。
平成16年２月	子会社のＨＯＹＡオプティクス㈱を吸収合併（現エレクトロニクス部門ほか）。

3【事業の内容】

当社グループは、当社及び関係会社60社（平成16年３月31日現在）により構成され、エレクトロオプティクス製品、ホトニクス製品、ビジョンケア製品、ヘルスケア製品及びクリスタル製品の製造販売事業及びそれに附帯する事業を行っております。

各製品は、当社及び国内外の関係会社によって製造されております。

一方、販売は、国内については、製・商品の大部分がメーカー、専門店及び百貨店等に対する直接販売方式によっており、輸出については、主に、当社より各国の関係会社を通じて行っております。

当社グループはグローバルベースのグループ連結経営によって運営されております。HOYA株式会社グローバル本社が経営戦略を立案し、各事業分野において独立した経営責任のもと情報・通信、アイケア分野を中心とした事業部門が、グローバルに事業戦略を遂行しております。また、地域別には北米・欧州・アジアの各地域のエリア持株会社が、国・地域とのリレーションの強化、地域ベースでの財務マネジメント、法務支援及び内部監査等を行い、事業活動の推進をサポートしております。なお、当期においてグローバルベースでの財務マネジメント機能を、HOYA株式会社グローバル本社から欧州エリア持株会社に移管しております。

事業領域別の当社及び関係会社（北米地域及びアジア地域のエリア持株会社２社を除く。）の位置づけは次のとおりであります。

なお、事業区分（部門）は事業の種類別セグメントと同一であります。

分野	事業区分(部門)	主要製品及び役務	会社名
情報・通信	エレクトロオプティクス	半導体用フォトマスク・マスクブランクス、液晶用マスク・液晶部品、HDD用ガラスディスク、光学レンズ・光学ガラス、電子用ガラス、光通信関連製品	当社エレクトロニクス部門、 オプティクス事業部、MD事業部等、 HOYA CORPORATION USA HOYA MAGNETICS SINGAPORE PTE.LTD. HOYA GLASS DISK (THAILAND) LTD. HOYA CANDEO OPTRONICS㈱　その他10社
	ホトニクス	各種レーザー機器	HOYA PHOTONICS, INC. HOYAフォトニクス㈱ その他１社
アイケア	ビジョンケア	メガネ用レンズ・フレーム、視力測定・レンズ加工機器	当社ビジョンケアカンパニー、 HOYA HOLDINGS, N.V.(欧州エリア持株会社) HOYA LENS DEUTSCHLAND GMBH. HOYA LENS U.K. LTD. HOYA LENS OF AMERICA, INC. HOYA LENS THAILAND LTD. その他26社
	ヘルスケア	コンタクトレンズ及び付属品、眼内レンズ	HOYAヘルスケア㈱ HOYA HEALTHCARE SINGAPORE PTE LTD.
生活文化	クリスタル	クリスタルガラス製品	当社クリスタルカンパニー HOYA CRYSTAL, INC.
	サービスほか	情報システムの構築、人材派遣、業務請負	HOYAサービス㈱、ウェルフェア㈱ その他５社

事業の系統図は次のとおりであります。



ホトニクス事業
（連結会社）
HOYA PHOTONICS, INC.
エレクトロオプティクス事業
エレクトロニクス部門
MD事業部・オプティクス事業部等
当社
ビジョンケア事業
ビジョンケアカンパニー
ヘルスケア事業
（連結子会社）
HOYAヘルスケア(株)
クリスタル事業
クリスタルカンパニー
サービス事業
（連結子会社）
HOYAサービス(株)
ウェルフェア(株)
（関連会社）
ツーコインズ(株)
サービス
製品・半製品・材料
製品・半製品・外注加工
製品・半製品
〈北米地域〉
（連結子会社：エリア持株会社）
HOYA HOLDINGS, INC.
（連結子会社）
HOYA CORPORATION USA
HOYA LENS OF AMERICA, INC.
HOYA LENS CANADA, INC.
HOYA LENS MEXICO, S.A.DE C.V.
EAGLE OPTICS, INC.
HOYA LENS OF CHICAGO, INC.
HOYA CRYSTAL, INC.
〈欧州地域〉
（連結子会社：エリア持株会社、ビジョンケア製品の製造販売統括）
HOYA HOLDINGS N.V.
（連結子会社）
HOYA LENS DEUTSCHLAND GMBH
HOYA LENS U.K. LTD.
HOYA LENS ITALIA S.P.A.
HOYA LENS FINLAND OY
HOYA LENS NEDERLAND N.V.
HOYA LENS IBERIA S.A.
HOYA LENS FRANCE S.A.S.
HOYA LENS POLAND SP.Z.O.O.
HOYA LENS BELGIUM N.V.
HOYA LENS HUNGARY RT
HOYA LENS MANUFACTURING HUNGARY RT
HOYA LENS SWEDEN AB
HOYA LENS DANMARK A/S
HOYA CONBIO FRANCE EURL
〈アジア地域〉
（連結子会社：エリア持株会社）
HOYA HOLDINGS ASIA PACIFIC PTE. LTD.
（連結子会社）
HOYA MAGNETICS SINGAPORE PTE LTD
HOYA GLASS DISK(THAILAND)LTD.
HOYA OPTICS(THAILAND)LTD.
(株)韓国光学硝子
HOYA OPTICAL ASIA CO.,LTD.
HOYA OPTO-ELECTRONICS QINGDAO LTD.
HOYA MICROELECTRONICS (SUZHOU) LTD.
HOYA OPTICAL TECHNOLOGY (SUZHOU) LTD.
台湾豪雅光電股份有限公司
HOYA GLASS DISK PHILIPPINES.INC.
HOYA GLASS DISK MALAYSIA SDN.BHD.
HOYA LENS THAILAND LTD.
HOYA LENS (S) PTE. LTD.
HOYA LENS AUSTRALIA PTY.LTD.
HOYA LENS HONG KONG LTD.
HOYA LENS KOREA CO.,LTD.
台湾保谷眼鏡股份有限公司
HOYA LENS PHILIPPINES, INC.
MALAYSIAN HOYA LENS SDN.BHD.
HOYA LENS GUANGZHOU LTD.
THAI HOYA LENS LTD.
THAI HOYA HOLDINGS LTD.
HOYA LENS SHANGHAI LTD.
HOYA HEALTHCARE SINGAPORE PTE LTD.
〈日本〉
（連結子会社）
HOYA CANDEO OPTRONICS(株)
HOYAフォトニクス(株)
HOYAアドバンスト　セミコンダクタ　テクノロジーズ(株)
（関連会社）
NHテクノグラス(株)※、その他３社
※　持分法適用会社
製品
サービス
得意先

4 【関係会社の状況】

名称	住所	資本金又は出資金	主要な事業の内容	議決権の所有(被所有)割合		関係内容			
				所有割合(%)	被所有割合(%)	取引の内容	役員の兼任等		資金援助・設備の賃貸借
							当社役員(名)	当社従業員(名)	
(連結子会社) HOYA CANDEO OPTRONICS㈱	東京都新宿区	百万円 490	エレクトロオプティクス	100.0	−	当社エレクトロニクス製品の製造	2	1	−
HOYAアドバンストセミコンダクタテクノロジーズ㈱	東京都昭島市	百万円 490	〃	96.1	−	当社エレクトロニクス製品の研究開発、製造	1	1	設備資金の貸付
HOYAフォトニクス㈱	東京都港区	百万円 250	ホトニクス	100 (100)	−	−	1	1	−
HOYAヘルスケア㈱ ※	東京都新宿区	百万円 1,350	ヘルスケア	100	−	当社コンタクトレンズの製造	1	2	−
HOYAサービス㈱	東京都新宿区	百万円 400	サービス	100	−	当社グループ情報処理の受託、人材派遣	1	1	−
ウエルフェア㈱	東京都新宿区	百万円 50	〃	100	−	当社グループ福利厚生業務の受託	−	3	−
HOYA HOLDINGS ASIA PACIFIC PTE LTD. ※	Cecil Street, SINGAPORE	千シンガポールドル 80,702	全社(アジア・オセアニア地域エリア持株会社)	100	−	−	1	2	−
HOYA MAGNETICS SINGAPORE PTE LTD. ※	Tuas Link, SINGAPORE	千シンガポールドル 34,000	エレクトロオプティクス	100 (100)	−	当社ガラスディスクの製造	−	4	−
HOYA GLASS DISK (THAILAND) LTD. ※	Lumphun, THAILAND	千タイバーツ 1,220,000	〃	100 (100)	−	〃	−	3	−
HOYA GLASS DISK PHILIPPINES, INC. ※	Laguna, PHILIPPINES	千フィリピンペソ 548,800	〃	100	−	〃	−	2	−

名称	住所	資本金又は出資金	主要な事業の内容	議決権の所有(被所有)割合		関係内容			
				所有割合(%)	被所有割合(%)	取引の内容	役員の兼任等		資金援助・設備の賃貸借
							当社役員(名)	当社従業員(名)	
HOYA GLASS DISK MALAYSIA SDN. BHD. ※	Kulim Kedah, MALAYSIA	千リンギット 126,161	エレクトロオプティクス	100	—	当社ガラスディスクの製造	—	4	—
HOYA OPTICS (THAILAND) LTD. ※	Lumphun, THAILAND	千タイバーツ 357,000	〃	100 (100)	—	当社オプティクス製品の製造	—	4	—
台湾豪雅光電股份有限公司※	台湾　新竹科学工業区	千新台湾ドル 200,000	〃	100	—	当社エレクトロニクス製品の製造	—	3	—
㈱韓国光学硝子	大韓民国　馬山市	千ウォン 400,000	〃	100	—	当社オプティクス製品の製造	—	4	—
HOYA OPTICAL (ASIA) CO., LTD	Kowloon HONG KONG	千ホンコンドル 1,000	〃	100 (100)	—	〃	—	3	—
HOYA OPTICAL TECHNOLOGY (SUZHOU) LTD. ※	中華人民共和国　江蘇省蘇州市	千中国レンミンビ 173,816	〃	100	—	〃	—	3	—
HOYA OPTO-ELECTRONICS QINGDAO LTD※	中華人民共和国　山東省青島市	千中国レンミンビ 57,938	〃	100	—	当社エレクトロニクス製品の製造	—	3	—
HOYA MICROELECTRONICS (SUZHOU) LTD.	中華人民共和国　江蘇省蘇州市	千中国レンミンビ 3,393	〃	100	—	〃	—	3	運転資金の貸付
HOYA LENS THAILAND LTD. ※	Patumthani, THAILAND	千タイバーツ 800,000	ビジョンケア	100 (100)	—	当社ビジョンケア製品の製造	—	3	—
HOYA LENS GUANGZHOU LTD. ※	中華人民共和国　広東省広州市	千中国レンミンビ 83,145	〃	95 (95)	—	〃	—	4	運転資金の貸付

名称	住所	資本金又は出資金	主要な事業の内容	議決権の所有(被所有)割合		関係内容			
				所有割合(%)	被所有割合(%)	取引の内容	役員の兼任等		資金援助・設備の賃貸借
							当社役員(名)	当社従業員(名)	
HOYA LENS SHANGHAI LTD.	中華人民共和国 上海市	千中国レンミンビ 41,386	ビジョンケア	100 (100)	−	当社ビジョンケア製品の販売	−	4	−
台湾保谷眼鏡股份有限公司	台湾 新竹県	千新台湾ドル 36,000	〃	100 (100)	−	当社ビジョンケア製品の製造	−	5	−
HOYA LENS(S) PTE. LTD.	Outram Road, SINGAPORE	千シンガポールドル 5,406	〃	100 (100)	−	〃	−	2	−
HOYA LENS AUSTRALIA PTY. LTD.	New South Wales, AUSTRALIA	千オーストラリアドル 7,000	〃	100 (100)	−	〃	−	2	−
HOYA LENS HONG KONG LTD.	Shatin, N.T. HONG KONG	千ホンコンドル 27,000	〃	100 (100)	−	〃	−	2	−
HOYA LENS KOREA CO.,LTD.	Seoul, KOREA	千ウォン 4,000,000	〃	100 (100)	−	〃	−	3	−
HOYA LENS PHILIPPINES, INC.	Makati City, PHILIPPINES	千フィリピンペソ 30,000	〃	100 (100)	−	当社ビジョンケア製品の販売	−	2	−
MALAYSIAN HOYA LENS SDN. BHD.	Kuala Lumpur, MALAYSIA	千リンギット 6,999	〃	100 (100)	−	当社ビジョンケア製品の製造	−	2	−
THAI HOYA LENS LTD.	Bankok, THAILAND	千タイバーツ 2,000	〃	84 (84)	−	〃	−	3	−
THAI HOYA HOLDINGS LTD.	Pathumthani, THAILAND	千タイバーツ 100	〃	90.6 (90.6)	−	−	−	3	−

名称	住所	資本金又は出資金	主要な事業の内容	議決権の所有(被所有)割合		関係内容			
				所有割合(%)	被所有割合(%)	取引の内容	役員の兼任等		資金援助・設備の賃貸借
							当社役員(名)	当社従業員(名)	
HOYA HEALTHCARE SINGAPORE PTE LTD	Cecil Street, SINGAPORE	千シンガポールドル 4,000	ヘルスケア	100 (100)	−	−	−	−	設備資金の貸付
HOYA HOLDINGS N.V.※	Uithoorn, HOLLAND	千ユーロ 9,010	ビジョンケア及び全社(欧州地域エリア持株会社)	100	−	当社ビジョンケア製品の販売	1	2	−
HOYA LENS DEUTSCHLAND GMBH. ※	Mullheim, GERMANY	千ユーロ 15,338	ビジョンケア	100 (100)	−	当社ビジョンケア製品の製造	−	1	−
HOYA LENS DENMARK A/S	Taastrup, DENMARK	千デンマーククローネ 500	〃	100 (100)	−	当社ビジョンケア製品の販売	−	1	−
HOYA LENS U.K. LTD.※	Wrexham, UNITED KINGDOM	千英ポンド 7,525	〃	100 (100)	−	当社ビジョンケア製品の製造	−	1	−
HOYA LENS ITALIA S.P.A.※	Milano, ITALY	千ユーロ 6,884	〃	100 (100)	−	〃	−	2	−
HOYA LENS FINLAND OY	Helsinki, FINLAND	千ユーロ 925	〃	100 (100)	−	当社ビジョンケア製品の販売	−	1	−
HOYA LENS NEDERLAND B.V.	Uithoorn, HOLLAND	千ユーロ 907	〃	100 (100)	−	当社ビジョンケア製品の製造	−	1	−
HOYA LENS IBERIA S.A.	Madrid, SPAIN	千ユーロ 4,808	〃	100 (100)	−	〃	−	1	−
HOYA LENS FRANCE S.A.S.	Velenton, FRANCE	千ユーロ 1,771	〃	100 (100)	−	当社ビジョンケア製品の販売	−	1	−
HOYA LENS POLAND SP.Z.O.O.	Warsawa, POLAND	千ゾロチ 1,500	〃	100 (100)	−	〃	−	1	−

名称	住所	資本金又は出資金	主要な事業の内容	議決権の所有(被所有)割合		関係内容			
				所有割合(%)	被所有割合(%)	取引の内容	役員の兼任等		資金援助・設備の賃貸借
							当社役員(名)	当社従業員(名)	
HOYA LENS BELGIUM N.V.	Kapellen, BELGIUM	千ユーロ 2,808	ビジョンケア	100 (100)	—	当社ビジョンケア製品の製造	—	1	—
HOYA LENS SWEDEN AB	Malmo, SWEDEN	千スウェーデンクローネ 6,000	〃	100 (75)	—	〃	—	1	—
HOYA LENS HUNGARY RT	Budapest, HUNGARY	千ハンガリーフォリント 654,171	〃	100 (100)	—	〃	—	1	—
HOYA MANUFACTURING HUNGARY RT	Mateszalka, HUNGARY	千ハンガリーフォリント 542,148	〃	100 (100)	—	〃	—	1	—
HOYA CONBIO FRANCE EURL	Evry, FRANCE	千ユーロ 573	ホトニクス	100 (100)	—	—	—	—	—
HOYA HOLDINGS, INC. ※	California, U.S.A.	千米ドル 22,000	全社(北米地域エリア持株会社)	100	—	—	2	1	—
HOYA CORPORATION USA※	California, U.S.A.	千米ドル 9,500	エレクトロオプティクス	100 (100)	—	当社エレクトロオプティクス製品の販売	—	1	—
HOYA PHOTONICS, INC. ※	California, U.S.A.	千米ドル 29,422	ホトニクス	100 (100)	—	—	1	—	—
HOYA LENS OF AMERICA, INC. ※	Conneticut, U.S.A.	千米ドル 12,500	ビジョンケア	100 (100)	—	当社ビジョンケア製品の製造	—	1	—
EAGLE OPTICS, INC.	Georgia, U.S.A.	千米ドル 0	〃	100 (100)	—	〃	—	1	—

名称	住所	資本金又は出資金	主要な事業の内容	議決権の所有(被所有)割合		関係内容			
				所有割合(%)	被所有割合(%)	取引の内容	役員の兼任等		資金援助・設備の賃貸借
							当社役員(名)	当社従業員(名)	
HOYA LENS OF CHICAGO, INC.	Illinois, U.S.A.	千米ドル 3,500	ビジョンケア	100	−	当社ビジョンケア製品の製造	−	1	設備資金の貸付
HOYA LENS CANADA, INC.	Ontario, CANADA	千カナダドル 270	〃	100 (100)	−	〃	−	1	−
HOYA LENS MEXICO S.A. DE C.V.	Roma Sur, MEXICO	千メキシコヌエボペソ 946	〃	100 (100)	−	〃	−	−	−
HOYA CRYSTAL, INC.	New York, U.S.A	千米ドル 4,233	クリスタル	100 (100)	−	−	−	2	−
(持分法適用関連会社) NHテクノグラス㈱	神奈川県横浜市	百万円 3,000	エレクトロオプティクス	50	−	−	1	1	−

(注) 1.「主要な事業の内容」欄には、事業の種類別セグメントの名称を記載しております。

2.※の会社は、特定子会社であります。

3.有価証券届出書又は有価証券報告書を提出している会社はありません。

4.「議決権の所有(被所有)割合」欄の(内書)は間接所有であります。

5.HOYAヘルスケア㈱については、売上高(連結会社相互間の内部売上高を除く。)の連結売上高に占める割合が10%を超えております。

主要な損益情報等 (1) 売上高 28,381百万円 (4) 純資産額 10,307百万円

(2) 経常利益 6,285百万円 (5) 総資産額 17,226百万円

(3) 当期純利益 3,361百万円

5【従業員の状況】

(1) 連結会社の状況

平成16年３月31日現在

事業の種類別セグメントの名称	従業員数（名）
エレクトロオプティクス	11,039
ホトニクス	76
ビジョンケア	5,944
ヘルスケア	556
クリスタル	169
サービス	258
全社（共通）	50
合計	18,092

（注）１．従業員数は就業人員であります。

２．全社（共通）には、本社部門及び海外のエリア持株会社に所属している従業員数を記載しております。

３．従業員数が前期末に対し、4,069名増加しましたのは、主にエレクトロオプティクス部門のタイ・中国等における製造拠点の拡大及び平成16年３月の日本板硝子㈱からのHDD用ガラスディスク事業部門の買収によるものであります。

(2) 提出会社の状況

平成16年３月31日現在

従業員数（名）	平均年齢（歳）	平均勤続年数（年）	平均年間給与（円）
2,983	39.9	13.0	7,695,465

（注）１．従業員数は就業人員であります。

２．平均年間給与は、賞与及び基準外賃金を含んでおります。

(3) 労働組合の状況

当社グループ各社と労働組合との労使関係は、相互理解と信頼のもとに建設的な労使協議会を通じて、積極的に生産性向上運動を推進しております。

第２【事業の状況】

当社グループ各社は、消費税及び地方消費税に係る会計処理方法につき税抜方式を採用しているため、以下の記載金額には消費税及び地方消費税は含まれておりません。

１【業績等の概要】

(1) 業績

当連結会計期間の当社グループを取り巻く経済環境は、半導体・電子部品産業を中心に景気の回復傾向が鮮明になり、世界的にＩＴ関連産業の設備投資が活況を呈してまいりました。わが国でも、デジタル家電が市場のけん引役となり、製造業は輸出の回復に加え、リストラが奏効して企業収益が好転してまいりました。反面、非製造業は国内需要の不足とデフレ傾向により景気回復の出遅れ感が見られ、個人消費は雇用・所得面の不安から低迷を続けました。

このような状況下における当社グループの「事業の種類別セグメント（部門別）」の業績は次の通りであります。
情報・通信分野
①エレクトロオプティクス部門
当連結会計年度は、高精度の製品の受注が拡大し、主力の工場はフル生産を続け、前期に比べて増収・増益となりました。
半導体製造用のマスクブランクスは、半導体市場の高精度化に伴い、最先端位相シフトマスク用ブランクス等の高精度製品の需要が好調に推移し、前期に比べ売上は増加しました。半導体用フォトマスクは、デジタル家電がけん引役となり半導体市場が好調に推移し、また液晶用大型マスクも液晶ＴＶ需要の拡大およびパネルメーカー各社で新ラインの立ち上げなどにより、マスク需要が強く売上は前期に比べて増加しました。
ＨＤＤ（ハードディスク装置）用ガラスディスクは、パソコンの販売が回復した影響と、1.0インチ、1.8インチ等の小径品の市場の成長により需要が好調に拡大し、前期に比べて売上は増加しました。
光学製品は、市場でデジタルカメラを始めとしたデジタル製品の売上が大幅な伸びを示し、当社の非球面モールドレンズ等の光学レンズの売上も好調に推移し、前期に比べて売上は増加しました。
この結果、当部門の売上高は、前連結会計年度に比べ21.2％増の1,350億７千１百万円、営業利益は、前連結会計年度に比べ31.3％増の451億６千９百万円となりました。

②ホトニクス部門
レーザー関連機器においては、産業用は期の前半にフラットパネル業界の設備投資が一段落した影響で売上は前期に比べて減少しました。
この結果、当部門の売上高は、前連結会計年度に比べ25.0％減の41億１千６百万円、営業損失が７千６百万円となりました。

アイケア分野
①ビジョンケア部門
メガネレンズの国内市場は、やや持ち直しつつあるものの、依然として低価格品へのシフトが継続し厳しい状況が続いております。当社では、新設計の累進レンズおよび新コート品等の高付加価値製品の販売拡大により、高価格帯での販売は堅調に推移しましたが、一般品の販売数量が減少し、売上は前期に比べ減少しました。
海外においては、相当量の低価格品が市場に出て一般品の価格競争が激化しておりますが、当社グループでは、全地域で累進レンズや高屈折レンズ等の高付加価値製品の販売を強化したため平均単価がそろって上昇し、前期に比べて売上は増加しました
この結果、当部門の売上高は、前連結会計年度に比べ4.0％増の982億３百万円、営業利益は、前連結会計年度に比べ13.6％増の174億９千６百万円となりました。

②ヘルスケア部門

コンタクトレンズは、市場で安売り店による価格競争が進むなか、当社では高付加価値商品およびシステム商品の販売強化、専門知識を活かした接客サービスの向上により競合との差別化を図り、前期に比べ売上を伸ばしました。

眼内レンズは、軟性眼内レンズが引き続き好評で販売を拡大し、前期に比べ売上が増加しました。

この結果、当部門の売上高は、前連結会計年度に比べ6.2%増の283億８千万円、営業利益は、前連結会計年度に比べ23.3%増の62億７千２百万円となりました。

生活文化分野

①クリスタル部門

法人需要・個人消費が低迷していることに加え、ブランドの再構築のために事業改革を実施し規模を縮小したこともあり、前期に比べ売上は減少しました。

この結果、当部門の売上高は、前連結会計年度に比べ35.7%減の43億２千１百万円、営業損失が４億９千６百万円となりました。

②サービス部門

当部門の売上高は、前連結会計年度に比べ11.3%減の13億５千万円、営業利益は６億７百万円となりました。

また、当社グループの「所在地別セグメント」の業績は次のとおりであります。

①日本

情報・通信分野で高精度製品の受注が拡大し、主力の工場はフル生産を続け増益となりました。アイケア分野では、メガネレンズの一部は低価格化傾向に悩まされましたが、高付加価値製品の販売強化で収益を確保し、ヘルスケア部門も高付加価値製品の販売を継続しました。

この結果、売上高は、前連結会計年度に比べ、13.4%増の1,884億４千１百万円、営業利益は、前連結会計年度に比べ、8.7%増の375億６千２百万円となりました。

②北米

メガネレンズは、高付加価値製品を強化しましたが、ドル安による為替の影響を受けました。またレーザー関連商品は、昨年理化学部門を売却したこともあり、昨年に比べ売上が減少しました。

この結果、売上高は、前連結会計年度に比べ、7.4%減の331億１千２百万円となりましたが、営業利益は、収益構造の改善に伴い、前連結会計年度に比べ、91.9%増の18億１千３百万円となりました。

③欧州

メガネレンズの市場が堅調に推移し、増収増益となりました。また為替が前年に比べてユーロ高であったこともプラスに影響しました。

この結果、売上高は、前連結会計年度に比べ、14.8%増の374億８千５百万円、営業利益は、前連結会計年度に比べ、47.8%増の90億４千１百万円となりました。

④アジア

円高による為替の影響を受けましたが、メガネレンズは高付加価値製品への移行を進め増収増益となりました。

この結果、売上高は、前連結会計年度に比べ、6.0%増の124億４百万円、営業利益は、前連結会計年度に比べ、63.7%増の179億６百万円となりました。

以上の結果、当社グループの連結売上高は、前連結会計年度に比べ、10.2％増の2,714億４千３百万円となり、国内売上高は7.5％増の1,483億２千５百万円、海外売上高は13.7％増の1,231億１千８百万円となりました。

利益面では、営業利益が、前連結会計年度に比べ、28.7％増の681億６千６百万円、経常利益は30.8％増の665億５千４百万円となりました。また、当連結会計年度は営業権償却を含め120億４千７百万円の特別損失を計上しましたが、当期純利益は、前連結会計年度に比べて97.4％増の395億４千８百万円となりました。１株当たり当期純利益は、179円86銭増の350円96銭となりました。売上高と併せて、いずれも通期の業績として過去最高を更新しました。

(2) キャッシュ・フローの状況

当連結会計年度における営業活動によるキャッシュ・フローは、上記（１）に記載した業績に基づき、税金等調整前当期純利益は554億９千６百万円（前連結会計年度比267億５千３百万円増）となり、減価償却費199億８千８百万円（前連結会計年度比１億９千６百万円増）、法人税等の支払額68億８千万円（前連結会計年度比46億２千８百万円支出減）を主体に、787億４千３百万円（前連結会計年度比403億５千３百万円収入増）の純収入となりました。

当連結会計年度における投資活動によるキャッシュ・フローは、エレクトロオプティクス部門の次期製品対応投資を中心とした有形固定資産の取得による支出232億１千１百万円（前連結会計年度比89億９千９百万円支出増）を主体に、283億３千８百万円（前連結会計年度比147億５千５百万円支出増）の純支出となりました。

当連結会計年度における財務活動によるキャッシュ・フローは、自己株式の取得による支出329億２千１百万円（前連結会計年度比258億８千５百万円支出増）、配当金支出85億８千８百万円（前連結会計年度比27億７千５百万円支出増）などにより、428億５千３百万円（前連結会計年度比283億５百万円支出増）の純支出となりました。

以上の結果、現金及び現金同等物の残高は、前連結会計年度に比べ47億３千万円増加し、804億２千５百万円となりました。

2【生産、受注及び販売の状況】

(1) 生産実績

事業の種類別セグメントの名称	生産高（百万円）	前年同期比（％）
エレクトロオプティクス	134,576	122.0
ホトニクス	4,184	78.5
ビジョンケア	95,134	102.2
ヘルスケア	3,657	83.1
クリスタル	2,726	92.0
合計	240,279	111.2

（注）　金額は、販売価格によっており、セグメント間の内部振替前の数値によっております。

(2) 受注実績

事業の種類別セグメントの名称	受注高（百万円）	前年同期比（％）	受注残高（百万円）	前年同期比（％）
エレクトロオプティクス	111,362	121.2	4,009	91.2
ホトニクス	4,124	74.9	161	103.2
ビジョンケア	18,199	90.6	331	768.0
合計	133,686	113.8	4,502	98.0

(3) 販売実績

事業の種類別セグメントの名称	販売高（百万円）	前年同期比（％）
エレクトロオプティクス	135,071	121.2
ホトニクス	4,116	75.0
ビジョンケア	98,203	104.0
ヘルスケア	28,380	106.2
クリスタル	4,321	64.3
サービス	1,350	88.7
合計	271,443	110.2

（注）　セグメント間の取引については、相殺消去しております。

3【対処すべき課題】

当社グループは、企業価値の最大化を重点方針に掲げ、世界市場においてトップシェアを獲得すべく、グローバルにグループ経営を推し進めております。多岐にわたる事業運営において、経営資源の最適な組み合わせにより、競争力、技術力、開発力並びに推進力を最大限に引き出し、業績向上に取り組んでまいります。

当社グループにおける課題は以下のとおりです

(1) 市場変化への柔軟な対応と効率的な経営資源の活用

当社グループの事業領域は多岐にわたっておりますが、顧客・市場・製品・競合等の動向にすばやく柔軟に対応していくために、顧客のニーズを的確に把握し、競合に先んじた戦略を立案してまいります。当社グループの経営資源を適切に配分し、設備投資、事業提携、Ｍ＆Ａ、事業の撤退・縮小といった判断を行なっていくことが、当社グループにとって重要な経営課題と認識し、鋭意取り組んでまいります。

(2) 新たな事業、技術の創出

企業収益を確保し、成長し続けることは、企業にとっての命題といえます。そのためには、既存事業の伸長はもとより、他社に真似の出来ない技術を開発し、新たな事業や事業分野を創出していくことにより、従来とは異なる成長ベクトルを生み出すことが重要な課題と認識しております。

世界に通用する技術や競争優位性の高い製品の開発、新規事業の開拓・創造、そして次代を担う人材の獲得・育成にさらに力を注いでいく所存です。

4【事業等のリスク】

有価証券報告書に記載した事業の状況、経理の状況等に関する事項のうち、投資者の判断に重要な影響を及ぼす可能性のある事項には、以下のようなものがあります。

なお、文中における将来に関する事項は有価証券報告書提出日現在において当社が判断したものであります。

(1) 為替レートの変動について

当社グループでは、事業をグローバルに展開しておりますが、主要生産国の為替レートの上昇は、輸出価格の上昇を招き、連結ベースでコストの上昇をもたらす可能性があります。主要販売国の為替レートの下落は、売上高の減少を起こすおそれがあります。

(2) 国際情勢の影響について

現在、中東地域特にイラクにおける情勢は極めて緊迫しておりますが、今後、ある地域でヒト・モノ・カネの動きが異常に抑制された場合、また、当社グループが事業を行なっている国々で、政治・経済または法環境の変化、労働力の不足、ストライキ、天災地変等の予期せぬ事象が起きた場合には、事業の遂行に問題が生じる可能性があります。

(3) 生産財のビジネスである点について

当社の収益の大きな部分を占めるエレクトロオプティクスの製品群は、その全てが中間生産材・部材であり、半導体、液晶パネルあるいはＨＤＤのように当社製品を使用して製造される製品、さらにそれらを使用して製造されるパソコンやデジタル家電製品等の景況によって伸長が大きく左右されます。

(4) 消費財分野におけるディスカウンターの出現と価格低下について

近年、メガネ及びコンタクトレンズの市場では、従来になかった安売り店が出現し、価格低下を引き起こしています。これら安売り店の影響が、当社が進めておりますコストダウンと国内外の高付加価値戦略で吸収しきれないほど進むと、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

(5) 新製品開発力について

当社グループが属する業界は技術的な進歩が急速で、当社では絶えず最先端の技術を開発するよう努めておりますが、当社グループが業界と市場の変化を充分に予測できず、顧客のニーズにあった新製品をタイムリーに開発できない場合には、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

(6) 競合について

当社グループは、多くの製品で業界トップシェアを有しておりますが、絶えず厳しい競争にさらされております。当社グループが、将来においてもその圧倒的なシェアを保持し続け、有効に競争できるという保証はなく、価格面での圧力または有効に競争できないことによる顧客離れは、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

(7) 生産能力について

現在当社グループは複数の分野で生産能力を上回る受注に応えるべく生産能力を増強しておりますが、なんらかの要因により立ち上げが遅れるようなことがあれば、当社の業績への影響のみならず、得意先の生産・販売計画に影響を与え、競合他社のシェア拡大等のおそれがあり、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

(8) 新規事業について

将来の成長のために新規事業は重要ですが、有望な新規事業のメドがつかない場合は当社グループの成長が計画どおり進まないおそれがあります。また、事業戦略の一環として企業買収等を行なうことがありますが、買収後に予期せぬ障害が出てきて予定外の時間と費用がかかり、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

5【経営上の重要な契約等】

該当事項はありません。

6【研究開発活動】

当社グループにおける研究開発活動は、主として当社の二つの部門が担当しており、当連結会計年度における主たる事業の種類別セグメントの研究開発活動は次のとおりであります。

なお、当社グループの当連結会計年度における研究開発費の総額は、9,847百万円であります。

エレクトロオプティクス事業

(1) 研究開発の目的

既存事業領域における新製品・新技術の開発及び新たな成長を担う新事業開発のための新製品・新技術の開発を進めております。

(2) 研究開発の主要課題

既存事業領域では、次世代リソグラフィー技術の開発、メモリーディスクの垂直磁気記録技術の開発、モールドレンズの生産技術改良のほか高輝度長寿命エキシマランプの開発等を課題としております。また新事業創出を目的とする研究開発では、次世代半導体材料の単結晶炭化シリコン基板、高速半導体チップ用の高密度実装基板、光通信用の集積化モジュールの開発等を課題としております。

(3) 研究開発の成果

次世代リソグラフィー技術の分野では、EUV高反射マスクとEPL8インチステンシルマスクを開発しました。メモリーディスクでは、業界技術ロードマップに従い、垂直磁気記録媒体技術の開発が着実に前進いたしました。モールドレンズでは、ガラス材料の光学性能の範囲をさらに拡大するとともに、成型の多様化と生産性の向上を進めました。またエキシマランプは7G向けの大型長寿命ランプを開発いたしました。

単結晶炭化シリコン基板は単結晶基板に続き、エピタキシャル基板の出荷を開始しました。デバイスの本格的開発が加速されるものと期待しております。高密度実装基板は、通信用MEMSデバイスの実装用としてユーザーとの共同開発を進めております。光通信用モジュールはその損失特性が評価され、CWDM用低損失合分波器に採用されました。光通信業界にもようやく回復の兆しが見え始めており、モジュールの用途拡大に向け更に開発を進めております。

（4）研究開発体制

既存事業領域では各事業部門の開発センターもしくは技術開発部が、お客様に直結して研究開発を進めております。一方、新事業開発のための研究開発は事業開発部門が担い、マイルストーンを設けた有期の開発プロジェクトとして実行することで、事前に予見不能な開発リスクに対応しております。また、自社の技術リソースを越えて幅広く最先端技術を獲得するため、ベンチャー企業への投資や買収を行っております。

なお、当部門の当連結会計年度における研究開発費は、7,376百万円であります。

ビジョンケア事業

（1）研究開発の目的

ビジョンケアカンパニーでは、世界中のお客様のVision Careの満足度を高めるため、次のような研究開発の目的をかかげております。

①眼鏡レンズ用新素材の開発

②眼鏡レンズ用表面処理技術の開発

③新しい設計思想に基づいたレンズの開発（累進レンズ・非球面レンズ）

④機能レンズの開発

（2）研究の主要課題

眼鏡レンズに要求される光学的に高い性能を持ち、より薄く軽く安全性に富む素材の開発、即ち新しいプラスチックレンズ材料の開発が主要課題であります。これに合わせ素材の持つ性能をさらに高いレベルで眼鏡レンズの性能に結びつけられる表面処理技術の開発、更に機能的によりすぐれた新しいタイプのレンズ、特に累進レンズを設計開発することが、レンズ開発において最も重要なテーマであります。

また、機能を訴求する眼鏡レンズとして、偏光や調光、ＵＶカット機能等特殊フィルターの眼鏡レンズの開発も課題としております。

（3）研究開発の成果

まったく新しいタイプの累進レンズとして、昨年発売を開始した両面融合累進 ＨＯＹＡＬＵＸ ｉＤ１．７に続き、屈折率１．６素材のＨＯＹＡＬＵＸ ｉＤ１．６ を商品化し、発売を開始しました。

さらに、小サイズフレーム向きの累進帯長の短いＳｕｍｍｉｔ ｃｄ に、強度の優れたフェニックス素材レンズを加えるなど、累進レンズシリーズとしての充実を図っております。

表面処理技術では、反射防止効果に加えて、耐擦傷性、撥水・撥油性、耐久性などの優れた高機能反射防止コート、ＳＦＴコートを、１．７素材用に続いて１．６素材へ展開し商品化いたしました。

機能レンズでは、発消色速度などの優れた屈折率１．６の新規調光レンズＳｕｎＴｅｃｈを商品化いたしました。

（4）研究開発の体制

昨年春のレンズテクノロジーセンターの発足により、製品開発から生産技術開発、製造開発に至る一連の研究開発体制が一元化され、開発のスピードアップが図られました。日本を拠点とし海外の生産技術部門との連携のもと、国内外の技術情報の共有化、統合化をより強力に進め、競争力の源泉となる技術で世界展開を図っております。 顧客満足度を高め、高付加価値化を目指し、さらに研究開発体制を充実させていきます。

なお、当部門の当連結会計年度における研究開発費は、1,342百万円であります。

7【財政状態及び経営成績の分析】

当連結会計年度の財政状態及び経営成績の分析は、以下のとおりであります。

1．経営成績

(1) 売上高の状況

2004年３月期の連結売上高は、前期に比べて10.2％増加し2,714億４千３百万円となりました。これは「情報・通信」分野のエレクトロオプティクス部門が前期比21.2％と大幅に増加したことと、「アイケア」分野のビジョンケア部門が前期比4.0％増加したことに加え、ヘルスケア部門が前期比6.2％増加し、主要部門がそろって増収となったことが大きな要因となっています。顧客の地域別の売上高の内訳については、国内が1,483億２千５百万円と前期に比べて7.5%増加し、海外は1,231億１千８百万円と前期に比べて13.7%増加しました。これにより、国内外の比率は、国内が54.6％、海外が45.4％となりました。前期は、国内が56.0％、海外が44.0％であったため、海外売上の比率が1.4ポイント上昇したことになります。

当社では、在外子会社の現地通貨による財務諸表を、当期の平均為替レートで円に換算した場合と、前期の平均レートで換算した場合を比較することにより、当期の為替の影響を算出しています。当期の平均為替レートは、対米ドルは112円76銭と前期に比べて7.0％の円高でしたので、米国のグループ各社の業績は前期レートでの換算よりも目減りすることになります。一方、対ユーロは132円65銭と前期に比べて9.2％の円安になりましたので、ヨーロッパの子会社の業績は膨らむことになります。この結果、為替による売上高への影響額は９千７百万円の微増と軽微であります。なお、この影響額を加味した実質的な売上高の伸び率は10.2％であります。

(2) 利益の状況

売上原価は、売上高の増加に伴い、前期に比べ7.1％増加し1,426億８千３百万円となりましたが、売上高の伸び率10.2％に比べ、増加率が7.1％と低く、売上総利益率は、前期は45.9％であったのに対し、47.4％と向上しております。また、販売費及び一般管理費は、前期に比べて0.9％増加し605億９千４百万円となりましたが、売上高の伸び率に比べ増加率が低く、売上高に対する割合は、前期は24.4％であったのに対し、22.3％と低下しております。

この結果、営業利益は前期に比べて28.7％増加し681億６千６百万円となり、営業利益率は、前期を3.6ポイント上回る25.1％となりました。四半期毎の営業利益率の推移は、第1四半期が22.7％、第2四半期24.2％、第3四半期25.7％、第4四半期は27.5％となりました。

経常利益は、営業利益の増加及び営業外損益の改善に伴い、前期に比べて30.8％増加し665億５千４百万円となりました。

また、当期は、営業権償却を含め120億４千７百万円の特別損失を計上しましたが、当期純利益は前期に比べて97.4％増益の395億４千８百万円となりました。なお、特別損益における増益の主たる理由は、前期において当社グループの厚生年金基金の解散等により236億円の特別損失を計上したことによります。

１株当たり当期純利益は前期の171円10銭から350円96銭となり、前期に比べて179円86銭増加しました。

総資本当期純利益率（ROA）は、前期に比べて6.7ポイント向上し14.0％となり、株主資本当期純利益率（ROE）は、前期に比べて8.8ポイント向上し17.8％となりました。

2．財政状態

資産の部については、現金及び預金が前期に比べて6.3%増加し804億２千５百万円、受取手形及び売掛金が14.1％増加し672億７千４百万円となりました。これらが大きな要因となり、流動資産は前期に比べて8.5％増加し1,932億７千９百万円となりました。固定資産は前期に比べて0.8％増加し964億４千５百万円となりました。総資産は前期に比べて5.7％増加し2,898億８千７百万円となりました。

負債の部については、支払手形及び買掛金が前期比26.3％、未払法人税等が451.9％と、それぞれ大きく増加したことにより、流動負債は前期に比べ42.5％増加し682億５千２百万円となりました。固定負債は前期に比べ3.1％減少し19億３千４百万円となりました。負債合計は、701億８千７百万円と前期に比べて40.7％の増加となりました。借入金依存度は、有利子負債残高が前期に比べ18億５百万円減少し４億８千６百万円となったことから前期に比べ0.6ポイント低下し0.2％となりました。

資本の部については、利益剰余金が14.3％増加したものの、期中に自己株式を取得した結果、資本控除項目である自己株式が324億５千１百万円増加したことにより、資本合計は52億４千万円減少し2,189億７千８百万円となりました。株主資本比率は前期の81.7％から6.2ポイント減少し75.5％となりました。

第３【設備の状況】

１【設備投資等の概要】

当連結会計年度の設備投資額（有形固定資産のほか無形固定資産を含む。）は306億５千９百万円となり、所要資金はすべて自己資金にて賄っております。
なお、当連結会計年度における設備投資は、将来の市場を見据え、高い競争力を発揮することが出来るように事業構造改革投資および次世代製品開発のための投資に特化いたしました。

主要な事業の種類別セグメントの設備投資額は次のとおりであります。

(1) エレクトロオプティクス事業
次世代製品開発のための設備投資のほか、主としてブランクス、マスク製造設備の増設を行い、設備投資額は222億４千６百万円となりました。

(2) ビジョンケア事業
主として在外子会社での製造設備の増設を行い、設備投資額は69億１千５百万円となりました。

２【主要な設備の状況】

(1) 提出会社

事業所名（所在地）	事業の種類別セグメントの名称	設備の内容	帳簿価額（百万円）					従業員数（名）
			建物及び構築物	機械装置及び運搬具	土地（面積千㎡）	その他	合計	
本社（東京都新宿区）	全社	オフィスビル	666	6	405 (1)	80	1,158	45
長坂工場・八王子工場・熊本工場（山梨県北巨摩郡・東京都八王子市・熊本県菊池郡大津町）	エレクトロオプティクス	エレクトロニクス製品の製造設備	3,779	11,042 [815]	1,623 (196) [2]	1,265	17,711 [815]	682
昭島工場（東京都昭島市）	〃	エレクトロオプティクス製品の製造設備	1,496	1,412 [1]	101 (44)	4,307 [15]	7,317 [16]	195
長野工場（長野県下伊那郡高森町）	〃	〃	321	658	500 (24)	77 [11]	1,558 [11]	100
レンズテクノロジーセンター（東京都あきる野市）	ビジョンケア	ビジョンケア製品の研究開発施設	985	600 [3]	399 (32)	198 [7]	2,184 [11]	199
水口ラボ（滋賀県甲賀郡水口町）	〃	ビジョンケア製品の製造設備	942	1,546	599 (28)	101 [5]	3,189 [5]	124
児玉工場（埼玉県児玉郡児玉町）	ヘルスケア	ヘルスケア製品の製造設備	326	－	667 (26)	－	994	－

(2) 国内子会社

会社名	事業所名（所在地）	事業の種類別セグメントの名称	設備の内容	帳簿価額（百万円）					従業員数（名）
				建物及び構築物	機械装置及び運搬具	土地（面積千㎡）	その他	合計	
ＨＯＹＡヘルスケア㈱	新宿店ほか（東京都新宿区ほか）	ヘルスケア	販売店舗	751	0	－	225 [169]	977 [169]	556

(3) 在外子会社

会社名	事業所名（所在地）	事業の種類別セグメントの名称	設備の内容	帳簿価額（百万円）					従業員数（名）
				建物及び構築物	機械装置及び運搬具	土地（面積千m²）	その他	合計	
HOYA GLASS DISK (THAILAND) LTD.	タイ工場 (Lumphun, THAILAND)	エレクトロオプティクス	エレクトロニクス製品の製造設備	2,237	1,845	354 (99)	126	4,564	3,129
HOYA OPTICS (THAILAND) LTD.	タイ工場 (Lumphun, THAILAND)	〃	オプティクス製品の製造	892	3,011	74 [19]	466	4,445	3,086
HOYA LENS THAILAND LTD.	タイ工場 (Patumthani, THAILAND)	ビジョンケア	ビジョンケア製品の製造設備	2,105	2,292	407 (106)	629	5,435	1,684
HOYA LENS DEUTSCHLAND GMBH.	ドイツ工場 (Mullheim, GERMANY)	〃	〃	1,513	795 [77]	312 (90)	270 [10]	2,891 [88]	441

(注) 1．帳簿価額の「その他」には、建設仮勘定の金額を含んでおりません。
2．帳簿価額の「その他」には、無形固定資産の金額を含んでおります。
3．当社が所有する上記(1)提出会社の児玉工場の製造設備は、連結子会社であるHOYAヘルスケア㈱に賃貸しております。
4．上記中［外書］は、連結会社以外からの賃借設備（土地は面積）であり、その内容は下記のとおりであります。

(1) 提出会社

事業所名（所在地）	事業の種類別セグメントの名称	設備の内容	台数（台）	リース期間（年）	年間リース料（百万円）	リース契約残高（百万円）
長坂工場・八王子工場・熊本工場（山梨県北巨摩郡・東京都八王子市・熊本県菊池郡大津町）	エレクトロオプティクス	エレクトロニクス製品の製造設備	4	3～5	284	815
昭島工場（東京都昭島市）	〃	エレクトロオプティクス製品の製造設備	8	4～7	18	16
レンズテクノロジーセンター（東京都あきる野市）	ビジョンケア	ビジョンケア製品の研究開発施設	6	4～5	4	5
水口ラボ（滋賀県甲賀郡水口町）	〃	ビジョンケア製品の製造設備	2	3～5	8	5

(2) 国内子会社

会社名	事業所名（所在地）	事業の種類別セグメントの名称	設備の内容	台数（台）	リース期間（年）	年間リース料（百万円）	リース契約残高（百万円）
ＨＯＹＡヘルスケア㈱	新宿店ほか（東京都新宿区ほか）	ヘルスケア	コンピュータほか	35	4～5	147	117

(3) 在外子会社

会社名	事業所名（所在地）	事業の種類別セグメントの名称	設備の内容	台数（台）	リース期間（年）	年間リース料（百万円）	リース契約残高（百万円）
HOYA LENS DEUTSCHLAND GMBH.	ドイツ工場（Mullheim, GERMANY）	ビジョンケア	ビジョンケア製品の製造設備	11	2～5	50	88

3【設備の新設、除却等の計画】

(1) 重要な設備の新設等

会社名	事業所名（所在地）	事業の種類別セグメントの名称	設備の内容	投資予定額		資金調達方法	着手年月	完了予定年月
				総額（百万円）	既支払額（百万円）			
提出会社	長坂工場・八王子工場・熊本工場（山梨県北巨摩郡・東京都八王子市・熊本県菊池郡大津町）	エレクトロオプティクス	エレクトロニクス製品製造設備の合理化及び増設	2,629	－	自己資金	平成16年4月	平成16年9月
HOYA OPTICAL TECHNOLOGY (SUZHOU) LTD.	中国工場（中華人民共和国江蘇省蘇州市）	エレクトロオプティクス	エレクトロニクス製品製造設備の合理化及び増設	4,882	－	自己資金	平成16年4月	平成17年3月
HOYA LENS THAILAND LTD.	タイ工場（Patumthani, THAILAND）	ビジョンケア	メガネレンズ製品製造設備の合理化及び増設	1,091	－	自己資金	平成16年4月	平成17年3月

(注) 1．完成後における生産能力の大きな増加はありません。
2．投資予定額には、有形固定資産のほか無形固定資産への投資額を含めております。

(2) 重要な設備の除却等

該当事項はありません。

第４【提出会社の状況】

１【株式等の状況】

(1)【株式の総数等】

①【株式の総数】

種類	会社が発行する株式の総数（株）
普通株式	320,000,000
計	320,000,000

（注）１．「株式の消却が行われた場合は、これに相当する額を減ずる。」旨を定款に定めております。
２．当期末後、提出日までに株式3,775,400株を消却し、提出日現在では、316,224,600株となっております。

②【発行済株式】

種類	事業年度末現在発行数（株）（平成16年３月31日）	提出日現在発行数（株）（平成16年６月24日）	上場証券取引所名又は登録証券業協会名	内容
普通株式	116,124,405	112,349,005	東京証券取引所市場第一部	－
計	116,124,405	112,349,005	－	－

(2)【新株予約権等の状況】

商法第280条ノ20及び第280条ノ21の規定に基づき発行した新株予約権は、次のとおりであります。

①　平成14年６月21日定時株主総会決議
（平成14年10月21日取締役会決議）

	事業年度末現在（平成16年３月31日）	提出日の前月末現在（平成16年５月31日）
新株予約権の数（個）	8,839	8,692
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	883,900	869,200
新株予約権の払込金額（円）	7,670	同左
新株予約権の行使期間	平成15年10月１日 ～平成19年９月30日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　：7,670 資本組入額：3,835	同左

	事業年度末現在 （平成16年３月31日）	提出日の前月末現在 （平成16年５月31日）
新株予約権の行使の条件	１．１個の本新株予約権の一部の行使は認めない。 ２．本新株予約権者の相続人による本新株予約権の行使は認めない。 ３．本新株予約権者が以下のいずれかの事項に該当する場合、本新株予約権者は本新株予約権を行使することができない。 (1) 本新株予約権者が、当社または当社の関係会社（「財務諸表等の用語、様式及び作成方法に関する規則」第８条第８項において定義される「関係会社」をいい、以下「当社関係会社」という。）の取締役または社員を任期満了前に退任もしくは定年前に退職したとき。 (2) 本新株予約権者が、当社または当社の関係会社の取締役または社員を、任期満了により退任し、もしくは定年退職した後に以下のいずれかの者の役員または社員もしくは業務受託者となったとき。 (ⅰ)当社または当社の関係会社が製造もしくは販売する商品と市場において競合する商品を製造・販売もしくは研究開発することを業とする第三者 (ⅱ)当社または当社の関係会社が提供する役務と市場において競合する役務を提供もしくは研究開発することを業とする第三者 (3) 本新株予約権者が、当社または当社関係会社に対して訴訟を提訴したとき。 (4) 本新株予約権者が、当社もしくは当社関係会社の社内規程（就業規則を含む、以下「社内規程等」という。）に違反し、当社取締役会が決定した懲戒を受けたときまたは当社もしくは当社関係会社を懲戒免職されたとき。	同左
新株予約権の譲渡に関する事項	本新株予約権の譲渡、質入その他の処分は認めない。	同左

（平成15年５月23日取締役会決議）

	事業年度末現在 （平成16年３月31日）	提出日の前月末現在 （平成16年５月31日）
新株予約権の数（個）	70	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	7,000	同左
新株予約権の払込金額（円）	6,690	同左
新株予約権の行使期間	平成15年10月１日 ～平成19年９月30日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　：6,690 資本組入額：3,345	同左
新株予約権の行使の条件	上記「（平成14年10月21日取締役会決議）」に記載しております。	同左
新株予約権の譲渡に関する事項	同上	同左

② 平成15年６月20日定時株主総会決議

（平成15年11月27日取締役会決議）

	事業年度末現在 （平成16年３月31日）	提出日の前月末現在 （平成16年５月31日）
新株予約権の数（個）	1,755	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	175,500	同左
新株予約権の払込金額（円）	9,750	同左
新株予約権の行使期間	平成16年10月１日 ～平成20年９月30日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　：9,750 資本組入額：4,875	同左
新株予約権の行使の条件	上記「（平成14年10月21日取締役会決議）」と同条件であります。	同左
新株予約権の譲渡に関する事項	同上	同左

(3) 【発行済株式総数、資本金等の推移】

年月日	発行済株式総数増減数（千株）	発行済株式総数残高（千株）	資本金増減額（千円）	資本金残高（千円）	資本準備金増減額（千円）	資本準備金残高（千円）
平成３年５月20日（注）１	10,556	116,124	527,838	6,264,201	△527,838	15,668,393
平成11年７月１日（注）２	－	116,124	－	6,264,201	230,250	15,898,643

（注）１．無償株主割当（１：0.1）による増加

２．ＨＯＹＡレンズ株式会社（100％子会社）を合併比率１：１で吸収合併

３．平成16年6月１日付の自己株式の消却により、発行済株式総数が3,775,400株減少しております。

(4) 【所有者別状況】

平成16年３月31日現在

区分	株式の状況（１単元の株式数100株）								単元未満株式の状況（株）
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等	（外国法人等のうち個人）	個人その他	計	
株主数（人）	－	158	35	157	566	(5)	6,744	7,660	－
所有株式数（単元）	－	362,941	9,593	18,391	585,823	(23)	183,777	1,160,525	71,905
所有株式数の割合（％）	－	31.27	0.83	1.58	50.48	(0.00)	15.84	100.00	－

（注）１．自己株式4,857,867株は、「個人その他」に48,578単元及び「単元未満株式の状況」に67株含まれております。

２．「その他の法人」には、証券保管振替機構名義の株式が12単元含まれております。

(5) 【大株主の状況】

平成16年３月31日現在

氏名又は名称	住所	所有株式数（百株）	発行済株式総数に対する所有株式数の割合（％）
ステートストリートバンクアンドトラストカンパニー（常任代理人株式会社みずほコーポレート銀行兜町証券決済業務室）	（東京都中央区日本橋兜町６番７号）	99,258	8.54
日本トラスティー・サービス信託銀行株式会社（信託口）	東京都中央区晴海一丁目８番11号	79,529	6.84
ザチェースマンハッタンバンクエヌエイロンドン（常任代理人株式会社みずほコーポレート銀行兜町証券決済業務室）	（東京都中央区日本橋兜町６番７号）	70,845	6.10
日本マスタートラスト信託銀行株式会社（信託口）	東京都港区浜松町二丁目11番３号	70,534	6.07
第一生命保険相互会社（常任代理人資産管理サービス信託銀行株式会社）	（東京都中央区晴海一丁目８番12号 晴海アイランドトリトンスクエアオフィスタワーＺ棟）	57,653	4.96
ザチェースマンハッタンバンクエヌエイロンドンエスエルオムニバスアカウント（常任代理人株式会社みずほコーポレート銀行兜町証券決済業務室）	（東京都中央区日本橋兜町６番７号）	48,617	4.18
日本生命保険相互会社	東京都千代田区有楽町一丁目２番２号 日本生命証券管理部内	41,398	3.56
メロンバンクトリーテイークライアンツオムニバス（常任代理人香港上海銀行東京支店）	（東京都中央区日本橋三丁目11番１号）	25,109	2.16
山中　衛	東京都練馬区石神井町三丁目10番24号	22,548	1.94
山中　康平	東京都練馬区石神井町三丁目15番13号	19,711	1.69
計	－	535,204	46.08

（注） 1.所有株式数は、百株未満を切り捨てて表示しております。

2.上記のほか、自己株式が、48,578百株あります。

(6) 【議決権の状況】

①【発行済株式】

平成16年３月31日現在

区分	株式数（株）	議決権の数（個）	内容
無議決権株式	－	－	－
議決権制限株式（自己株式等）	－	－	－
議決権制限株式（その他）	－	－	－
完全議決権株式（自己株式等）	（自己保有株式） 普通株式　4,857,800	－	－
完全議決権株式（その他）	普通株式 111,194,700	1,111,935	－
単元未満株式	普通株式　71,905	－	１単元（100株） 未満の株式
発行済株式総数	116,124,405	－	－
総株主の議決権	－	1,111,935	－

（注）　「完全議決権株式（その他）」欄の普通株式には、証券保管振替機構名義の株式が1,200株含まれております。また、「議決権の数」欄には、同機構名義の完全議決権株式に係る議決権の数12個が含まれておりません。

②【自己株式等】

平成16年３月31日現在

所有者の氏名又は名称	所有者の住所	自己名義所有株式数（株）	他人名義所有株式数（株）	所有株式数の合計（株）	発行済株式総数に対する所有株式数の割合（％）
（自己保有株式） ＨＯＹＡ株式会社	東京都新宿区中落合 二丁目７番５号	4,857,800	－	4,857,800	4.18
計	－	4,857,800	－	4,857,800	4.18

(7) 【ストックオプション制度の内容】

当社はストックオプション制度を採用しております。当該制度は商法第280条ノ20及び第280条ノ21の規定に基づき、新株予約権を発行する方法によるものであります。

当該制度の内容は以下の通りであります。

①平成14年6月21日定時株主総会決議

商法第280条ノ20及び第280条ノ21の規定に基づき、平成14年6月21日第64期定時株主総会終結の時に在任する当社及び当社子会社の取締役及び従業員に対して特に有利な条件をもって新株予約権を発行することを、平成14年6月21日の定時株主総会において特別決議されたものであります。

(平成14年10月21日取締役会決議)

決議年月日	平成14年10月21日
付与対象者の区分及び人数(人)	当社取締役　6 当社子会社取締役　43 当社従業員　121 当社子会社従業員　58
新株予約権の目的となる株式の種類	「(2) 新株予約権等の状況」に記載しております。
株式の数(株)	同上(注)
新株予約権の行使時の払込金額(円)	同上(注)
新株予約権の行使期間	同上
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上

(注)　新株予約権の目的となる株式の数及び払込価額は、以下の場合に調整されます。

① 株式数の調整

(ア) 当社が株式分割又は株式併合を行う場合は、当社は次の算式により目的たる株式の数(以下「目的株式数」という。)を調整します。但し、かかる調整は、本新株予約権のうち当該時点で行使されていない目的株式数についてのみ行い、調整の結果生じる1株未満の端数を切り捨てます。

調整後目的株式数＝調整前目的株式数×分割または併合の比率

(イ) 当社が他社と吸収合併もしくは新設合併を行い本新株予約権が承継される場合、当社が他社と株式交換を行い完全親会社となる場合、または当社が新設分割もしくは吸収分割を行う場合、当社は目的株式数を調整することができます。この場合、上記(ア)但書を準用します。

② 払込価額の調整

(ア) 当社が株式分割又は株式併合を行う場合は、当社は次の算式により1株当たり払込金額を調整し、調整の結果生ずる1円未満の端数を切り上げます。

調整後1株当たり払込金額＝調整前1株当たり払込金額×1／分割又は併合の比率

(イ) 当社が他社と吸収合併もしくは新設合併を行い本新株予約権が承継される場合、当社が他社と株式交換を行い完全親会社となる場合、または当社が新設分割もしくは吸収分割を行う場合、当社は1株当たり払込金額を調整することができ、調整の結果生じる1円未満の端数を切り上げます。

（平成15年５月23日取締役会決議）

決議年月日	平成15年５月23日
付与対象者の区分及び人数（人）	当社従業員　1 当社子会社従業員　1
新株予約権の目的となる株式の種類	「(2) 新株予約権等の状況」に記載しております。
株式の数（株）	同上
新株予約権の行使時の払込金額（円）	同上
新株予約権の行使期間	同上
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上

②平成15年６月20日定時株主総会決議

商法第280条ノ20及び第280条ノ21の規定に基づき、平成15年６月20日第65期定時株主総会終結の時に在任する当社及び当社子会社の取締役及び従業員に対して特に有利な条件をもって新株予約権を発行することを、平成15年６月20日の定時株主総会において特別決議されたものであります。

（平成15年11月27日取締役会決議）

決議年月日	平成15年11月27日
付与対象者の区分及び人数（人）	当社取締役　8 当社子会社取締役　14 当社従業員　60 当社子会社従業員　35
新株予約権の目的となる株式の種類	「(2) 新株予約権等の状況」に記載しております。
株式の数（株）	175,500
新株予約権の行使時の払込金額（円）	9,750
新株予約権の行使期間	「(2) 新株予約権等の状況」に記載しております。
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上

（注）　新株予約権の目的となる株式の数及び払込価額は、以下の場合に調整されます。

①　株式数の調整

（ア）当社が株式分割又は株式併合を行う場合は、当社は次の算式により目的たる株式の数（以下「目的株式数」という。）を調整します。但し、かかる調整は、本新株予約権のうち当該時点で行使されていない目的株式数についてのみ行い、調整の結果生じる１株未満の端数を切り捨てます。

調整後目的株式数＝調整前目的株式数×分割または併合の比率

（イ）当社が他社と吸収合併もしくは新設合併を行い本新株予約権が承継される場合、当社が他社と株式交換を行い完全親会社となる場合、または当社が新設分割もしくは吸収分割を行う場合、当社は目的株式数を調整することができます。この場合、上記（ア）但書を準用します。

② 払込価額の調整

（ア）当社が株式分割又は株式併合を行う場合は、当社は次の算式により１株当たり払込金額を調整し、調整の結果生ずる１円未満の端数を切り上げます。

調整後１株当たり払込金額＝調整前１株当たり払込金額×１／分割又は併合の比率

（イ）当社が他社と吸収合併もしくは新設合併を行い本新株予約権が承継される場合、当社が他社と株式交換を行い完全親会社となる場合、または当社が新設分割もしくは吸収分割を行う場合、当社は１株当たり払込金額を調整することができ、調整の結果生じる１円未満の端数を切り上げます。

③平成16年６月18日定時株主総会決議

商法第280条ノ20及び第280条ノ21の規定に基づき、平成16年６月18日第66期定時株主総会終結の時に在任する当社及び当社子会社の取締役、執行役及び従業員に対して特に有利な条件をもって新株予約権を発行することを、平成16年６月18日の定時株主総会において特別決議されたものであります。

決議年月日	平成16年６月18日
付与対象者の区分	当社及び当社子会社の取締役、執行役及び従業員
新株予約権の目的となる株式の種類	普通株式
株式の数（株）	300,000株を上限とする
新株予約権の行使時の払込金額（円）	東京証券取引所における当社株式普通取引の新株予約権発行決議日前日の終値（取引が成立しない場合はそれに先立つ直近日の終値）とする。（注）
新株予約権の行使期間	平成17年10月１日から平成21年９月30日まで
新株予約権の行使の条件	・新株予約権の割当てを受けた者は、権利行使時においても、当社または当社子会社の取締役、執行役もしくは従業員の地位にあることを要する。ただし、任期満了による退任、定年退職その他正当な理由のある場合にはこの限りではない。 ・新株予約権の相続は認めない。 ・新株予約権の譲渡、質入その他の処分は認めない。 ・新株予約権割当契約で、権利行使期間中の各年（１月１日から12月31日までの期間）において権利行使できる新株予約権の個数の上限または新株予約権の行使によって発行される株式の発行価額の合計額の上限を定めることができる。 ・その他権利行使の条件は、新株予約権発行の取締役会決議に基づき、新株予約権割当契約に定めるところによる。
新株予約権の譲渡に関する事項	本新株予約権の譲渡、質入その他の処分は認めない。

（注） 新株予約権発行後、当社が株式の分割または株式併合を行う場合は、それぞれの効力発生の時をもって次の算式により払込金額を調整し、調整による１円未満の端数は切り上げます。

調整後払込金額＝調整前払込金額×（１÷（分割・併合の比率））

また、その他当社が取締役会決議により定める一定の場合にも適宜調整されます。

2【自己株式の取得等の状況】

(1)【定時総会決議又は取締役会決議による自己株式の買受け等の状況】

①【前決議期間における自己株式の取得等の状況】

【株式の種類】普通株式

イ【定時総会決議による買受けの状況】

平成16年6月18日現在

区分	株式数(株)	価額の総額(円)
定時株主総会での決議状況 (平成15年6月20日決議)	11,500,000	85,000,000,000
前決議期間における取得自己株式	3,958,800	32,869,916,400
残存授権株式の総数及び価額の総額	7,541,200	52,130,083,600
未行使割合(%)	65.58	61.33

(注) 1. 前定時株主総会決議により決議された株式の総数を前定時株主総会の終結した日現在の発行済株式の総数で除して計算した割合は9.9%であります。

2. 経営環境の変化に対応した機動的な経営を行なうため、前定時株主総会において自己株式の取得枠を設定いたしましたが、その後の経済情勢や市場動向等の経営環境を総合的に勘案した結果、未行使割合が高くなっております。

ロ【子会社からの買受けの状況】

該当事項はありません。

ハ【取締役会決議による買受けの状況】

該当事項はありません。

ニ【取得自己株式の処理状況】

平成16年6月18日現在

区分	処分、消却又は移転株式数(株)	処分価額の総額(円)
新株発行に関する手続きを準用する処分を行った取得自己株式	—	—
消却の処分を行った取得自己株式	3,775,400	30,702,267,438
合併、株式交換、会社分割に係る取得自己株式の移転	1,759	4,372,619
新株予約権の行使に伴う自己株式の交付による処分	73,800	565,066,000

ホ【自己株式の保有状況】

平成16年6月18日現在

区分	株式数(株)
保有自己株式数	1,044,841

②【当定時株主総会における自己株式取得に係る決議状況】

平成16年6月18日現在

区分	株式の種類	株式数(株)	価額の総額(円)
自己株式取得に係る決議	—	—	—

(注) 平成16年6月18日開催の定時株主総会において定款の一部を変更し、商法第211条ノ3第1項第2号の規定により、「当会社は、取締役会の決議により、自己株式を取得することができる。」旨を定款に定めております。

(2) 【資本減少、定款の定めによる利益による消却又は償還株式の消却に係る自己株式の買受け等の状況】

① 【前決議期間における自己株式の買受け等の状況】

該当事項はありません。

② 【当定時株主総会における自己株式取得に係る決議状況等】

該当事項はありません。

3 【配当政策】

当社の利益配分につきましては、株主各位への利益還元、従業員の福祉及び将来の事業展開のための内部留保の充実とのバランスを考慮しながら決定していくことを基本方針としております。

当期の配当につきましては、上記方針に基づき1株当たり100円（うち中間配当金1株当たり50円）となり、前期に比べて倍増となりました。これは前期は当社厚生年金基金解散による補填額を特別損失に計上したことにより最終利益が減益であったために配当を据え置いたことと、当期は企業買収のための多額の資金需要が当面なくなったことにより、増配・自己株式の取得といった株主還元に力を入れたためであります。当期の配当性向は72.3％、株主資本配当率は7.7％となりました。

なお、連結ベースでの配当性向は28.5％、株主資本配当率は5.1％であります。

(注) 当期の中間配当に関する取締役会決議日　平成15年10月20日

4 【株価の推移】

(1) 【最近5年間の事業年度別最高・最低株価】

回次	第62期	第63期	第64期	第65期	第66期
決算年月	平成12年３月	平成13年３月	平成14年３月	平成15年３月	平成16年３月
最高（円）	10,890	11,900	9,370	9,970	10,890
最低（円）	5,520	6,560	5,740	6,720	6,690

(注) 最高・最低株価は、東京証券取引所市場第一部におけるものであります。

(2) 【最近6月間の月別最高・最低株価】

月別	平成15年10月	11月	12月	平成16年１月	２月	３月
最高（円）	10,160	10,550	9,860	10,890	10,530	10,650
最低（円）	8,610	9,080	8,970	9,710	9,630	9,580

(注) 最高・最低株価は、東京証券取引所市場第一部におけるものであります。

5【役員の状況】

役名	職名	氏名	生年月日	略歴	所有株式数（百株）
取締役	指名委員会委員長	椎名　武雄	昭和４年５月11日生	昭和28年６月 日本アイ・ビー・エム株式会社入社 〃 37年５月 同社取締役 〃 50年２月 同社代表取締役社長 平成５年１月 同社会長 〃 ７年６月 当社取締役（現） 〃 11年12月 日本アイ・ビー・エム株式会社最高顧問（現）	10
取締役	監査委員会委員長	佐伯　尚孝	昭和９年８月18日生	昭和34年４月 株式会社三和銀行（現　株式会社ＵＦＪ銀行）入行 〃 61年６月 同行取締役 平成６年６月 同行頭取 〃 11年６月 同行相談役 〃 12年６月 当社取締役（現） 〃 14年１月 株式会社UFJ銀行特別顧問（現）	10
取締役	報酬委員会委員長	茂木　友三郎	昭和10年２月13日生	昭和33年４月 野田醤油株式会社（現　キッコーマン株式会社）入社 〃 54年３月 同社取締役 〃 57年３月 同社常務取締役 〃 60年10月 同社代表取締役常務取締役 平成元年３月 同社代表取締役専務取締役 〃 ６年３月 同社代表取締役副社長 〃 ７年２月 同社代表取締役社長（現） 〃 13年６月 当社取締役（現）	10
取締役		塙　義一	昭和９年３月16日生	昭和32年４月 日産自動車株式会社入社 〃 60年６月 同社取締役 〃 63年１月 同社常務取締役 平成２年６月 同社専務取締役 〃 ３年６月 同社代表取締役副社長 〃 ８年６月 同社代表取締役社長 〃 11年６月 同社代表取締役会長兼社長最高経営責任者 〃 12年６月 同社代表取締役会長最高経営責任者 〃 13年６月 同社代表取締役会長 〃 15年６月 同社相談役名誉会長（現）当社取締役（現）	10
取締役		河野　栄子	昭和21年１月１日生	昭和44年12月 株式会社リクルート入社 〃 59年４月 同社取締役 〃 60年８月 同社常務取締役 〃 61年11月 同社専務取締役 平成６年７月 同社取締役副社長 〃 ９年６月 同社代表取締役社長 〃 15年６月 当社取締役（現）株式会社リクルート代表取締役会長兼CEO 〃 16年4月 同社取締役会長兼取締役会議長（現）	－

役名	職名	氏名	生年月日	略歴	所有株式数（百株）
取締役 代表執行役	最高経営責任者	鈴木　洋	昭和33年８月31日生	昭和60年４月 当社入社 平成５年６月 当社取締役 〃 ９年６月 当社常務取締役 〃 11年４月 当社常務取締役エレクトロオプティクスカンパニープレジデント 〃 11年６月 当社専務取締役 〃 12年６月 当社代表取締役社長 〃 15年６月 当社取締役兼代表執行役最高経営責任者（現）	1,804
取締役 執行役	最高財務責任者	江間　賢二	昭和22年11月８日生	昭和45年３月 当社入社 平成５年６月 当社取締役企画管理・経理・購買担当 〃 ９年６月 当社常務取締役戦略企画・財務担当 〃 12年６月 当社専務取締役コーポレートファイナンス担当 〃 13年６月 当社専務取締役CFO 〃 15年６月 当社取締役兼執行役最高財務責任者（現） 〃 15年７月 HOYA HOLDINGS N.V.社長（現）	111
取締役 執行役	事業開発部門長	丹治　宏彰	昭和27年７月31日生	平成４年４月 当社入社 〃 ９年４月 当社Ｒ＆Ｄセンター先端技術研究所ゼネラル・マネジャー 〃 11年７月 HOYA HOLDINGS,INC.上級副社長 〃 12年６月 当社取締役 〃 13年11月 当社取締役事業開発部門長 〃 15年６月 当社取締役兼執行役事業開発部門長（現）	13
				計	1,968

（注）１．所有株式数は、百株未満を切り捨てて表示しております。

２．取締役の椎名武雄、佐伯尚孝、茂木友三郎、塙義一及び河野栄子の各氏は商法第188条第２項第７号ノ２に定める社外取締役であります。

３．当社は、委員会等設置会社であり、監査委員会、指名委員会及び報酬委員会を置いております。なお、各委員会は、次の取締役により組織されております。

委員会名	取締役名
監査委員会	佐伯尚孝、椎名武雄、茂木友三郎、塙義一、河野栄子
指名委員会	椎名武雄、佐伯尚孝、茂木友三郎、塙義一、河野栄子
報酬委員会	茂木友三郎、椎名武雄、佐伯尚孝、塙義一、河野栄子

6【コーポレート・ガバナンスの状況】

コーポレート・ガバナンスに関する基本的な考え方

当社はコーポレート・ガバナンスを経営上の最重要事項の一つと認識しており、これまでに数々の改革に取り組んでまいりました。当社では、「会社は株主のもの」と考え、株主価値の最大化を目指して経営を効率化しておりますが、会社独自の論理だけで経営が行なわれないよう、株主の立場に立った監視役をおき、適宜助言をいただいております。同時に経営と業務執行の分離を図り、意思決定の迅速化を図っております。株主の権利を尊重し、公平で迅速な情報開示に努め、株主との対話を重視し積極的に経営に反映してまいります。

１．コーポレート・ガバナンスに関する施策の実施状況

(1) 会社の経営上の意思決定、執行及び監督にかかる経営管理組織その他のコーポレートガバナンス体制の状況

①委員会等設置会社への移行

当社は2003年６月の株主総会で定款を変更し、委員会等設置会社へ移行致しました。取締役会が執行役に決定権限を大幅に委譲することにより、執行役が業績向上を目的として迅速かつ効率的な経営を行うことができるとともに、外部から招聘した良識ある社外取締役による公正な判断のもと、「指名」「報酬」「監査」の三委員会による監督機能の強化を目的としたものであります。

②取締役人数の減少と社外取締役の経営参加

当社では、取締役会の形骸化を防ぎ、充分に活発な議論ができるように、1989年からすでに取締役の人数を徐々に減少させてまいりました。また、執行役員という制度は採用致しませんでしたが、事業部制、カンパニー制という組織形態の中で経営と業務執行の分離を進めてきており、業務執行は各事業部門長が中心となって遂行してまいりました。

一方、社内の論理だけで意思決定が進んでしまうことを防ぐため、社内の序列や人間関係にとらわれず声をあげられるように、1995年から社外取締役に加わっていただき、経営の監督・助言を受けるように致しました。

1995年６月総会選任社外取締役　椎名　武雄氏　（当時：日本ＩＢＭ株式会社会長、現：同社最高顧問）

2000年６月総会選任社外取締役　佐伯　尚孝氏

（当時：株式会社三和銀行相談役、現：株式会社ＵＦＪ銀行特別顧問）

2001年６月総会選任社外取締役　茂木友三郎氏（当時：キッコーマン株式会社代表取締役社長、現：同）

この時点で取締役の人数は全部で６名と過去最小まで減少し、同時に社外取締役と社内取締役が同数になり、社外取締役だけで社長の解任も可能という体制になりました。これを機会に社外取締役中心に任意の報酬委員会、指名委員会を設置し、社長の独断・お手盛りを防ぎ、株主の立場にたった外部の方の公平な目で判断を仰ぐ体制作りを致しました。このように当社は、委員会等設置会社への移行以前からすでに同様の体制を構築しておりました。

2003年６月の委員会等設置会社への移行と同時に社外取締役が２名増加して５名になり、取締役会の過半数を占めるという、国内上場企業では初めての体制となりました。

2003年６月総会選任社外取締役　塙　義一氏

（当時：日産自動車株式会社代表取締役会長、現：同社相談役名誉会長）

2003年６月総会選任社外取締役　河野　栄子氏

（当時：株式会社リクルート代表取締役社長、現：同社取締役会長兼取締役会議長）

河野氏は当社創立以来、初の女性取締役であり、女性の視点からの助言にも期待致しました。

取締役会によって選任された３名の執行役は、いずれも社内取締役が兼任しております。

③各種委員会の概要

指名委員会は、取締役だけでなく執行役の選任・解任案も決めます。報酬委員会は、取締役と執行役の報酬の決定を行ないます。監査委員会は、会計監査人から報告及び説明を受け財務諸表等を検証し、内部統制システムについて監視・検証し、内部統制所管部門と連携の上、業務及び財産の状況をチェック致します。

これら三委員会の構成は、法定では社外取締役が過半数とされています。この理由は、委員会等設置会社に移行した企業であっても、一般的には取締役会は社内取締役の方が多いことから、委員会には社外取締役を多く配して監督機能を強化したものであります。しかし当社の場合は、取締役会がすでに社外取締役が過半数ですので、本来は委員会を設置するまでもないとさえ考えられます。

こうした考えから、今回の移行では、三委員会はいずれも５名の社外取締役のみで構成され、すべての委員会に、すべての社外取締役が委員として参加する形と致しました。これら三つの委員会は、連携を取りつつそれぞれが取締[illegible]監視し、執行役を監視するので、コーポレートガバナンスの働きを一層高めることになります。

④社外取締役の補佐スタッフの配置状況

委員会等設置会社の監査機能を補佐する組織として監査委員会事務局が置かれました。

監査委員会には専従の事務局があり、３名の社員が従事しております。報酬委員会と指名委員会については、人事関連業務を担当するＨＲＤセンターの社員がそれぞれ１名ずつ事務局を兼任しております。取締役会の準備、議事録作成等には経営企画グループがあたっております。

⑤業務執行・監視及び内部統制の仕組み

取締役会は２月と８月を除いて毎月開催され、活発な議論の中で社外取締役が執行役の業務執行を監視する体制になっております。

当社では、社内取締役の３名が執行役を兼務し、業務の執行をしております。具体的な日常業務は、各事業部門の部門長を中心に業務執行がなされ、毎月一回開かれる定例の事業報告会において、各事業部門から執行役に対して詳細な報告がなされ、問題点の対応策が討議されます。

全社員に対するものとしては、当社グループの経営理念・経営基本原則に基づいて1997年に「ＨＯＹＡ行動基準」を制定し、役員・社員が日々の仕事の中で確固たる職業倫理を持って行動するように指針を定めております。

さらに、当社グループ内で行動基準に違反する行為が発生した場合のために、2003年４月にＨＯＹＡヘルプラインという内部通報・相談の組織を設けました。この制度は、当社グループ内の行動基準違反・法令違反の早期発見と、トップへの速やかな伝達及び速やかな問題への対処をすることによって、グループ全体の健全性を確保する目的を持っており、同時に、相談者の保護と匿名性の確保を最大限に尊重しております。ＨＯＹＡヘルプラインはＨＯＹＡ本社内に設けられた専任組織であり、同時に外部の弁護士も窓口になっております。

⑥弁護士・会計監査人その他第三者の状況（会社のコーポレート・ガバナンス体制への関与状況）

当社グループでは、複数の経験豊かな弁護士と緊密な関係を維持し、必要に応じて適宜アドバイスを受けております。会計監査人は監査法人トーマツを選任しており、定期的な監査のほか、会計処理について随時相談をし、適宜アドバイスを受けており、会計処理の透明性と正確性の向上に努めております。その他、税務関連業務に関しましても、外部専門家と契約を締結し、随時必要に応じてアドバイスを受けております。

⑦ディスクロージャーの充実

当社グループの情報開示の一つのポイントは、「迅速化」であります。企業業績は、出来るだけ早く株主の皆様にお知らせするのが経営者の努めと考え、早くから決算発表の早期化に取り組み、現在では決算後約３週間で発表しております。

また、当社はグループ経営を実施しておりますので、会社の本当の姿を把握していただくために連結決算を重視しております。

また、当社グループでは四半期決算においても本決算と同程度の情報を開示しております。1998年度より、他社に先駆けて四半期決算を開始致しましたが、会社として国内外の環境変化に迅速に対応し、経営戦略を機動的に修正していくことに役立っております。

株主総会は、株主の出席の便宜を考え、集中日を避けて早期に開催しており、海外株主を考慮して招集通知の発送も会日の３週間以上前に早めております。また、株主総会終了後に「株主・役員経営懇談会」を開催し、株主との対話をさらに深めるよう努めております。

(2) 会社と会社の社外取締役の人的関係、資本的関係又は取引関係その他の利害関係の概要

当社の社外取締役である椎名武雄氏が代表取締役を勤める経営コンサルティング会社、有限会社キュウ・シイ・エスアソシエイツにコンサルタント業務を委託し、相応の報酬の支払いをしておりました。（平成15年６月にて終了）

なお、コンサルタント業務の報酬その他の取引条件の決定に際しては、当社と関連を有しない他の当事者と同様の条件によっております。

その他の社外取締役は、記載すべき利害関係はありません。

社外取締役の候補者選任にあたっては、次のような点を重視して人選を行なっております。

・経営者としての充分な経験があり、国際的で、株主の立場にたって公平な観点からものを見ることができる人。
当社の事業、業界に詳しいかどうかは問題としない。

・形式的な名義でなく、実際に当社の取締役会に出席して、積極的に議論に参加し、親身になって意見を言っていただける人。

(3) 会社のコーポレート・ガバナンスの充実に向けた取り組みの最近1年間における実施状況

①委員会等設置会社への移行

上記に述べたとおりであります。

②平成16年３月期（平成15年４月１日から平成16年３月31日まで）に開催した重要な会議は、以下のとおりです。

・株主総会：第65期定時株主総会　平成15年６月20日
・取締役会：10回
・報酬委員会：委員会等設置会社移行前（任意）２回　移行後（法定組織）３回
・指名委員会：委員会等設置会社移行後（法定組織）３回
・監査役会（委員会等設置会社移行前）：３回
・監査委員会（委員会等設置会社移行後）：５回

2．役員報酬の内容

当事業年度における当社の取締役、執行役及び監査役に対する役員報酬は以下のとおりであります。

(1) 委員会等設置会社への移行前（平成15年４月１日から平成15年６月20日まで）

取締役（６名）に支払った報酬	30百万円
社外取締役（３名）に支払った報酬	８百万円
社内取締役（３名）に支払った報酬	22百万円
監査役（４名）に支払った報酬	16百万円
計	46百万円

（注）取締役及び監査役に支払った報酬の額には、平成15年６月20日開催の第65期定時株主総会で承認された役員に対する賞与及び退職慰労金制度廃止に伴う打ち切り支給の支給金額は含まれておりません。

(2) 委員会等設置会社への移行後（平成15年６月20日から平成16年３月31日まで）

社外取締役（５名）に支払った報酬	37百万円
執行役（３名）に支払った報酬	54百万円
計	92百万円

（注）執行役３名は全員社内取締役の兼任であり、対象期間内の異動はありません。また取締役と執行役の兼任者の報酬は、執行役の欄に総額を記入しております。
また、上記のほか、平成16年４月開催の報酬委員会において、執行役３名に対する業績による報酬（業績、期初に掲げた経営施策の達成度合いにより決定し、当社経営環境、他社水準などを考慮して決定される）180百万円の支給を決議しております。

3．監査報酬の内容

当社の当事業年度における監査法人に対する監査報酬等は以下のとおりであります。

(1) 監査証明に係る報酬	48百万円
(2) 上記 (1) 以外の報酬	8百万円

第５【経理の状況】

１．連結財務諸表及び財務諸表の作成方法について

(1) 当社の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和51年大蔵省令第28号。以下「連結財務諸表規則」という。）に基づいて作成しております。

なお、前連結会計年度（平成14年４月１日から平成15年３月31日まで）は、改正前の連結財務諸表規則に基づき、当連結会計年度（平成15年４月１日から平成16年３月31日まで）は、改正後の連結財務諸表規則に基づいて作成しております。

(2) 当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号。以下「財務諸表等規則」という。）に基づいて作成しております。

なお、前事業年度（平成14年４月１日から平成15年３月31日まで）は、改正前の財務諸表等規則に基づき、当事業年度（平成15年４月１日から平成16年３月31日まで）は、改正後の財務諸表等規則に基づいて作成しております。

また、当社との合併により消滅したHOYAオプティクス株式会社の最終事業年度である第17期事業年度（平成14年４月１日から平成15年３月31日まで）に係る財務諸表は、改正前の財務諸表等規則に基づいて作成しております。

２．監査証明について

当社は、証券取引法第193条の２の規定に基づき、前連結会計年度及び当連結会計年度の連結財務諸表並びに前事業年度及び当事業年度の財務諸表について、監査法人トーマツの監査を受けております。

また、HOYAオプティクス株式会社についても、証券取引法第193条の２の規定に基づき、第17期事業年度の財務諸表について、監査法人トーマツの監査を受けております。

独立監査人の監査報告書

平成15年6月20日

HOYA株式会社

取締役会　御中

監査法人トーマツ

代表社員 関与社員	公認会計士	浅田　永治　印
関与社員	公認会計士	松本　仁　印
関与社員	公認会計士	羽鳥　良彰　印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているHOYA株式会社の平成14年４月１日から平成15年３月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、HOYA株式会社及び連結子会社の平成15年３月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が連結財務諸表に添付する形で別途保管しております。

独立監査人の監査報告書

平成１６年６月１８日

HOYA株式会社

取締役会　御中

監査法人トーマツ

代表社員 関与社員	公認会計士	浅田　永治	印
代表社員 関与社員	公認会計士	小川　陽一郎	印
関与社員	公認会計士	羽鳥　良彰	印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているHOYA株式会社の平成15年４月１日から平成16年３月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、HOYA株式会社及び連結子会社の平成16年３月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

追記情報

連結財務諸表作成のための基本となる重要な事項　４．会計処理基準に関する事項(7)その他連結財務諸表作成のための重要な事項　ロ固定資産の減損に係る会計基準に記載のとおり、会社は当連結会計年度から固定資産の減損に係る会計基準の適用が認められることとなったため、この会計基準を適用し連結財務諸表を作成している。

また、重要な後発事象に記載されているとおり、会社は、平成16年５月27日開催の取締役会において、保有する自己株式のうち普通株式3,775,400株を、利益により平成16年６月１日付けで消却する旨を決議している。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が連結財務諸表に添付する形で別途保管しております。

1 【連結財務諸表等】

(1) 【連結財務諸表】

①【連結貸借対照表】

		前連結会計年度 (平成15年3月31日)			当連結会計年度 (平成16年3月31日)		
区分	注記番号	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)
(資産の部)							
Ⅰ 流動資産							
1. 現金及び預金			75,694			80,425	
2. 受取手形及び売掛金			58,945			67,274	
3. たな卸資産			32,360			32,877	
4. 未収還付法人税等			3,899			−	
5. 繰延税金資産			3,969			7,066	
6. その他			4,583			6,982	
7. 貸倒引当金			△1,299			△1,347	
流動資産合計			178,153	65.0		193,279	66.7
Ⅱ 固定資産							
1. 有形固定資産							
(1) 建物及び構築物		52,520			53,353		
減価償却累計額		28,980	23,539		30,497	22,855	
(2) 機械装置及び運搬具		140,620			140,875		
減価償却累計額		107,417	33,203		107,799	33,076	
(3) 工具器具備品		20,781			20,420		
減価償却累計額		12,249	8,532		12,530	7,890	
(4) 土地			9,326			9,218	
(5) 建設仮勘定			2,635			5,276	
有形固定資産合計			77,237	28.1		78,318	27.0
2. 無形固定資産							
(1) ソフトウェアほか			5,106			4,556	
無形固定資産合計			5,106	1.9		4,556	1.6
3. 投資その他の資産							
(1) 投資有価証券	※1		5,739			6,193	
(2) 長期貸付金			298			373	
(3) 繰延税金資産			3,210			3,012	
(4) その他			5,841			4,479	
(5) 貸倒引当金			△1,711			△487	
投資その他の資産合計			13,379	4.9		13,570	4.7
固定資産合計			95,723	34.9		96,445	33.3
Ⅲ 繰延資産							
1. 開業費ほか			411			162	
繰延資産合計			411	0.1		162	0.0
資産合計			274,288	100.0		289,887	100.0

区分	注記番号	前連結会計年度（平成15年３月31日） 金額（百万円）		構成比（％）	当連結会計年度（平成16年３月31日） 金額（百万円）		構成比（％）
（負債の部）							
Ⅰ　流動負債							
１．支払手形及び買掛金			20,405			25,770	
２．短期借入金			2,284			486	
３．未払法人税等			2,609			14,398	
４．賞与引当金			3,512			3,722	
５．その他			19,077			23,874	
流動負債合計			47,889	17.5		68,252	23.5
Ⅱ　固定負債							
１．長期借入金			7			－	
２．役員退職慰労金引当金			316			－	
３．特別修繕引当金			264			357	
４．その他			1,409			1,576	
固定負債合計			1,996	0.7		1,934	0.7
負債合計			49,886	18.2		70,187	24.2
（少数株主持分）							
少数株主持分			183	0.1		721	0.3
（資本の部）							
Ⅰ　資本金	※３		6,264	2.3		6,264	2.1
Ⅱ　資本剰余金			15,898	5.8		15,898	5.5
Ⅲ　利益剰余金			216,271	78.8		247,175	85.2
Ⅳ　その他有価証券評価差額金			15	0.0		△30	△0.0
Ⅴ　為替換算調整勘定			△7,178	△2.6		△10,825	△3.7
Ⅵ　自己株式	※４		△7,052	△2.6		△39,504	△13.6
資本合計			224,218	81.7		218,978	75.5
負債、少数株主持分及び資本合計			274,288	100.0		289,887	100.0

②【連結損益計算書】

区分	注記番号	前連結会計年度（自 平成14年4月1日 至 平成15年3月31日）			当連結会計年度（自 平成15年4月1日 至 平成16年3月31日）		
		金額（百万円）		百分比（％）	金額（百万円）		百分比（％）
Ⅰ 売上高			246,293	100.0		271,443	100.0
Ⅱ 売上原価	※2		133,274	54.1		142,683	52.6
売上総利益			113,018	45.9		128,760	47.4
Ⅲ 販売費及び一般管理費	※1 ※2		60,035	24.4		60,594	22.3
営業利益			52,982	21.5		68,166	25.1
Ⅳ 営業外収益							
1．受取利息		580			553		
2．受取配当金		43			4		
3．持分法による投資利益		417			1,699		
4．その他		1,996	3,038	1.3	1,571	3,829	1.4
Ⅴ 営業外費用							
1．支払利息		374			189		
2．売上割引		588			638		
3．為替差損		1,251			2,900		
4．その他		2,932	5,146	2.1	1,714	5,441	2.0
経常利益			50,874	20.7		66,554	24.5
Ⅵ 特別利益							
1．固定資産売却益	※3	725			522		
2．貸倒引当金戻入益		－			203		
3．投資有価証券売却益		109			59		
4．特別修繕引当金戻入益		146			4		
5．営業譲渡益		488			－		
6．その他		－	1,469	0.6	199	989	0.3
Ⅶ 特別損失							
1．営業権償却		－			3,300		
2．減損損失	※5	－			2,040		
3．固定資産処分損	※4	1,946			1,899		
4．退職加算金		3,691			1,089		
5．厚生年金基金補填額		14,949			887		
6．投資有価証券評価損		110			618		

区分	注記番号	前連結会計年度 （自 平成14年４月１日 至 平成15年３月31日）			当連結会計年度 （自 平成15年４月１日 至 平成16年３月31日）		
		金額（百万円）		百分比（％）	金額（百万円）		百分比（％）
７．退職一時金		351			－		
８．操業休止関連費用		462			－		
９．投資有価証券売却損		6			－		
10．その他		2,081	23,600	9.6	2,210	12,047	4.4
税金等調整前当期純利益			28,742	11.7		55,496	20.4
法人税、住民税及び事業税		5,648			18,573		
法人税等調整額		3,028	8,676	3.6	△2,774	15,799	5.8
少数株主利益			28	0.0		148	0.0
当期純利益			20,037	8.1		39,548	14.6

③【連結剰余金計算書】

区分	注記番号	前連結会計年度 （自 平成14年４月１日 至 平成15年３月31日）		当連結会計年度 （自 平成15年４月１日 至 平成16年３月31日）	
		金額（百万円）		金額（百万円）	
（資本剰余金の部）					
Ⅰ 資本剰余金期首残高					15,898
１．資本準備金期首残高		15,898	15,898		
Ⅱ 資本剰余金期末残高			15,898		15,898
（利益剰余金の部）					
Ⅰ 利益剰余金期首残高					216,271
１．連結剰余金期首残高		202,255	202,255		
Ⅱ 利益剰余金増加高					
１．当期純利益		20,037	20,037	39,548	39,548
Ⅲ 利益剰余金減少高					
１．配当金		5,806		8,439	
２．取締役賞与		149		169	
３．自己株式処分差損		－		35	
４．非連結子会社合併に伴う剰余金減少高		65	6,021	－	8,644
Ⅳ 利益剰余金期末残高			216,271		247,175

④【連結キャッシュ・フロー計算書】

		前連結会計年度 (自 平成14年4月1日 至 平成15年3月31日)	当連結会計年度 (自 平成15年4月1日 至 平成16年3月31日)
区分	注記番号	金額（百万円）	金額（百万円）
Ⅰ 営業活動によるキャッシュ・フロー			
1．税金等調整前当期純利益		28,742	55,496
2．減価償却費		19,792	19,988
3．減損損失		－	2,040
4．営業権償却		－	3,300
5．貸倒引当金の減少額		△6	△1,169
6．賞与引当金の増加額又は減少額（△）		△359	191
7．退職給付引当金の減少額		△7,317	－
8．役員退職慰労金引当金の増加額又は減少額（△）		62	△292
9．特別修繕引当金の増加額又は減少額（△）		△366	93
10．受取利息及び受取配当金		△624	△558
11．支払利息		374	189
12．為替差損		705	1,209
13．持分法による投資利益		△417	△1,699
14．固定資産売却益		△725	△522
15．固定資産処分損		1,946	1,899
16．投資有価証券売却益		△109	△59
17．投資有価証券評価損		110	618
18．投資有価証券売却損		6	－
19．取締役賞与の支払額		△149	△169
20．営業譲渡益		△488	－
21．その他		841	565
22．売上債権の減少額又は増加額（△）		628	△4,996
23．たな卸資産の減少額		3,207	222
24．その他流動資産の減少額又は増加額（△）		2,059	△1,961
25．仕入債務の増加額		554	5,115
26．未払消費税等の増加額		258	17
27．その他流動負債の増加額		987	1,702
小計		49,717	81,220

		前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）	当連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
区分	注記番号	金額（百万円）	金額（百万円）
28. 利息及び配当金の受取額		543	659
29. 利息の支払額		△361	△154
30. 法人税等の支払額		△11,508	△6,880
31. 法人税等の還付額		－	3,899
営業活動によるキャッシュ・フロー		38,390	78,743
Ⅱ 投資活動によるキャッシュ・フロー			
1．有形固定資産の取得による支出		△14,212	△23,211
2．有形固定資産の売却による収入		2,254	813
3．投資有価証券の取得による支出		△345	△378
4．投資有価証券の売却による収入		321	102
5．買収に伴う子会社株式の取得による支出		△1,301	－
6．貸付けによる支出		－	△2,474
7．貸付金の回収による収入		－	2,168
8．その他投資に関する支出		△1,755	△2,718
9．その他投資に関する収入		562	660
10. 営業譲渡による収入		893	－
11. 営業権の取得による支出		－	△3,300
投資活動によるキャッシュ・フロー		△13,583	△28,338

		前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）	当連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
区分	注記番号	金額（百万円）	金額（百万円）
Ⅲ　財務活動によるキャッシュ・フロー			
１．短期借入金の借入及び返済による収入及び支出（△）（純額）		△1,264	△1,738
２．長期借入金の返済による支出		△434	△43
３．自己株式の取得による支出		△7,036	△32,921
４．自己株式の売却による収入		－	418
５．親会社による配当金の支払額		△5,813	△8,433
６．少数株主への配当金の支払額		－	△155
７．少数株主からの払込による収入		－	19
財務活動によるキャッシュ・フロー		△14,547	△42,853
Ⅳ　現金及び現金同等物に係る換算差額		△927	△3,198
Ⅴ　現金及び現金同等物の増加額		9,331	4,353
Ⅵ　現金及び現金同等物の期首残高		66,321	75,694
Ⅶ　非連結子会社合併に伴う現金及び現金同等物の増加額		41	－
Ⅷ　連結範囲の変更に伴う現金及び現金同等物の増加額		－	377
Ⅸ　現金及び現金同等物の期末残高		75,694	80,425

連結財務諸表作成のための基本となる重要な事項

項目	前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）	当連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
１．連結の範囲に関する事項	連結子会社の数は、52社であります。 主要な連結子会社の名称は以下のとおりであります。 HOYA HOLDINGS, INC. HOYA LENS EUROPE N.V. HOYA HOLDINGS ASIA PACIFIC PTE.LTD. HOYAオプティクス㈱ HOYAヘルスケア㈱ HOYAサービス㈱ なお、当連結会計年度から新規設立により国内子会社１社及び在外子会社１社、並びに買収により在外子会社１社を連結の範囲に含めております。また、連結の範囲内で、国内子会社２社が、当社への吸収合併により減少しております。	連結子会社の数は、55社であります。 主要な連結子会社の名称は以下のとおりであります。 HOYA HOLDINGS, INC. HOYA HOLDINGS N.V.（旧社名 HOYA LENS EUROPE N.V.） HOYA HOLDINGS ASIA PACIFIC PTE.LTD. HOYAヘルスケア㈱ HOYAサービス㈱ なお、当連結会計年度から新規設立により在外子会社５社、並びに買収により在外子会社２社を、また、議決権の所有割合が100％に増加したため、国内持分法適用会社１社を連結子会社としております。 また、連結の範囲内で当社への吸収合併により国内子会社１社、清算及び売却により在外子会社４社が減少しております。
２．持分法の適用に関する事項	(1) 持分法を適用した非連結子会社及び関連会社の数は、関連会社２社であります。 関連会社の名称は以下のとおりであります。 NHテクノグラス㈱ HOYA-SCHOTT㈱ (2) 持分法を適用しない非連結子会社及び関連会社のうち、主要な会社等の名称は以下のとおりであります。 ツーコインズ㈱ 持分法非適用会社は、小規模会社であり、合計の持分損益及び利益剰余金等はいずれも連結財務諸表に与える影響が軽微であるため、持分法の適用から除外しております。	(1) 持分法を適用した非連結子会社及び関連会社の数は、関連会社１社であります。 関連会社の名称は以下のとおりであります。 NHテクノグラス㈱ なお、HOYA CANDEO OPTRONICS㈱（旧社名HOYA-SCHOTT㈱）は、当社の議決権の所有割合が100％に増加し連結子会社となったため、持分法の適用から除外しております。 (2)　同左

項目	前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）	当連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
３．連結子会社の事業年度等に関する事項	連結子会社のうちHOYA LENS GUANGZHOU LTD.及びHOYA OPTO-ELECTRONICS QINGDAO LTD.の決算日は12月31日であります。 なお、連結子会社52社は、すべて四半期ごとに四半期決算を実施しており、上記の２社については、連結財務諸表の作成に当たって、第４四半期連結決算日（３月31日）現在で実施した決算に基づく財務諸表を使用しております。	連結子会社のうち中華人民共和国に所在する５社の決算日は12月31日であります。 なお、連結子会社55社は、すべて四半期ごとに四半期決算を実施しており、上記の５社については、連結財務諸表の作成に当たって、第４四半期連結決算日（３月31日）現在で実施した決算に基づく財務諸表を使用しております。
４．会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 （イ）有価証券	その他有価証券 時価のあるもの 連結会計年度末日の市場価格等に基づく時価法 （評価差額は、全部資本直入法により処理し、売却原価は移動平均法により算定） 時価のないもの 移動平均法による原価法	その他有価証券 時価のあるもの 同左 時価のないもの 同左
（ロ）たな卸資産	主として総平均法による原価法であります。	同左
(2) 重要な減価償却資産の減価償却の方法 （イ）有形固定資産	当社及び国内連結子会社は、平成10年４月１日以降に取得した建物（建物附属設備を除く）については定額法、それ以外の有形固定資産については定率法によっております。また、一部の連結子会社では定額法によっており、定額法によって償却しているものは、有形固定資産の帳簿価額の約44.6％であります。なお、主な耐用年数は、建物及び構築物10～50年、機械装置及び運搬具５～10年であります。	当社及び国内連結子会社は、平成10年４月１日以降に取得した建物（建物附属設備を除く）については定額法、それ以外の有形固定資産については定率法によっております。また、一部の連結子会社では定額法によっており、定額法によって償却しているものは、有形固定資産の帳簿価額の約45.1％であります。なお、主な耐用年数は、建物及び構築物10～50年、機械装置及び運搬具５～10年であります。
（ロ）無形固定資産	定額法によっております。 なお、ソフトウェアの社内における利用可能期間は５年であります。	定額法によっております。 なお、ソフトウェアの社内における利用可能期間は５年であります。 また、当社が当連結会計年度に取得した営業権については、商法施行規則第33条の規定に従い、一括償却しております。

項目	前連結会計年度 (自　平成14年４月１日 至　平成15年３月31日)	当連結会計年度 (自　平成15年４月１日 至　平成16年３月31日)
(3) 重要な引当金の計上基準		
(イ) 貸倒引当金	債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率法により、貸倒懸念債権及び破産更生債権等については財務内容評価法により計上しております。	同左
(ロ) 賞与引当金	従業員に対する賞与の支給にあてるため、支給見込額を計上しております。	同左
(ハ) 退職給付引当金	――――― (追加情報) 当社及び国内連結子会社は、退職一時金制度及び厚生年金基金制度を採用しておりましたが、退職一時金制度を廃止するとともに、厚生労働大臣より厚生年金基金の解散の許可を得て、厚生年金基金を解散したことに伴い、当第３四半期末において退職給付引当金を全額取り崩しております。 なお、当第３四半期末における会計基準変更時差異、過去勤務債務及び数理計算上の差異の未処理額については、退職一時金及び厚生年金基金補填額に含めて一括処理しております。 また、当第３四半期までは、会計基準変更時差異、過去勤務債務及び数理計算上の差異について、次の通り処理しております。 会計基準変更時差異については、15年による按分額を当該年数にわたって費用の減額処理をしております。 過去勤務債務については、発生時における従業員の平均残存勤務期間以内の一定の年数（12年）による定額法により按分した額を当該年数にわたって費用の減額処理をしております。 数理計算上の差異については、各連結会計年度の発生時における従業員の平均残存勤務期間以内の一定の年数（12年）による定額法により按分した額をそれぞれ発生した連結会計年度の翌連結会計年度から、当該年数にわたって費用処理をしております。	―――――

項目	前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）	当連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
（ニ）役員退職慰労金引当金	役員に対する退職慰労金の支払いに備えるため、内規に基づく必要額の100％を計上しております。 ――――――	―――――― （追加情報） 役員に対する退職慰労金制度の廃止に伴い、当連結会計年度において役員退職慰労金引当金を全額取り崩しております。
（ホ）特別修繕引当金	連続熔解炉の一定期間毎に行う大修繕の支出に備えるため、前回の大修繕における支出額を基礎とした見積額によって計上しております。	同左
(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準	外貨建金銭債権債務は、連結会計年度末日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。なお、在外子会社等の資産及び負債は、連結会計年度末日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は少数株主持分及び資本の部における為替換算調整勘定に含めております。	同左
(5) 重要なリース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	同左
(6) 重要なヘッジ会計の方法	イ　ヘッジ会計の方法…繰延ヘッジ処理を採用しております。また、為替変動リスクのヘッジについて振当処理の要件を充たしている場合には振当処理を採用しております。 ロ　ヘッジ手段とヘッジ対象、ヘッジ方針…主に当社の「社内管理規定」に基づき、為替変動リスクをヘッジしており、また、投機を目的としたデリバティブ取引は行なわない方針であります。 当連結会計年度にヘッジ会計を適用したヘッジ対象とヘッジ手段は以下の通りであります。 ヘッジ手段…為替予約 ヘッジ対象…製品輸出による外貨建売上債権、原材料等輸入による外貨建買入債務及び外貨建予定取引	イ　ヘッジ会計の方法…同左 ロ　ヘッジ手段とヘッジ対象、ヘッジ方針…同左

項目	前連結会計年度 (自　平成14年４月１日 至　平成15年３月31日)	当連結会計年度 (自　平成15年４月１日 至　平成16年３月31日)
(7) その他連結財務諸表作成のための重要な事項	ハ　ヘッジ有効性評価の方法…ヘッジ対象の相場変動又はキャッシュ・フロー変動の累計とヘッジ手段の相場変動又はキャッシュ・フロー変動の累計を比較し、その変動額の比率によって有効性を評価しております。 イ　消費税及び地方消費税の会計処理 税抜方式を採用しております。 ロ　自己株式及び法定準備金の取崩等に関する会計基準 (会計方針の変更) 「自己株式及び法定準備金の取崩等に関する会計基準」(企業会計基準第１号)が平成14年４月１日以後に適用されることになったことに伴い、当連結会計年度から同会計基準によっております。これによる当連結会計年度の損益に与える影響は軽微であります。 なお、連結財務諸表規則の改正により、当連結会計年度における連結貸借対照表の資本の部及び連結剰余金計算書については、改正後の連結財務諸表規則により作成しております。 ハ　１株当たり情報 (会計方針の変更) 「１株当たり当期純利益に関する会計基準」(企業会計基準第２号)及び「１株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第４号)が平成14年４月１日以後開始する連結会計年度に係る連結財務諸表から適用されることになったことに伴い、当連結会計年度から同会計基準及び適用指針によっております。なお、これによる影響については、「１株当たり情報に関する注記」に記載しております。	ハ　ヘッジ有効性評価の方法…同左 イ　消費税及び地方消費税の会計処理 同左 ロ　固定資産の減損に係る会計基準 (会計方針の変更) 固定資産の減損に係る会計基準 (「固定資産の減損に係る会計基準の設定に関する意見書」(企業会計審議会平成14年８月９日))及び「固定資産の減損に係る会計基準の適用指針」(企業会計基準適用指針第６号平成15年10月31日)が平成16年３月31日に終了する連結会計年度に係る連結財務諸表から適用できることになったことに伴い、当連結会計年度から同会計基準及び同適用指針を適用しております。これによる税金等調整前当期純利益に与える影響額は、2,040百万円であります。 なお、減損損失累計額については、改正後の連結財務諸表規則に基づき各資産の金額から直接控除しております。 セグメント情報に与える影響は、(セグメント情報)に記載しております。
５．連結子会社の資産及び負債の評価に関する事項	連結子会社の資産及び負債の評価方法は、全面時価評価法によっております。	同左
６．連結調整勘定の償却に関する事項	該当事項はありません。	連結調整勘定は、株式の取得時に一括償却しております。
７．利益処分項目等の取扱いに関する事項	連結剰余金計算書における利益処分については、連結会計年度中において確定した利益処分に基づいて処理しております。	同左

項目	前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）	当連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
８．連結キャッシュ・フロー計算書における資金の範囲	連結キャッシュ・フロー計算書における資金（現金及び現金同等物）は、手許現金、要求払預金及び取得日から３ヶ月以内に満期日又は償還日の到来する流動性の高い、容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない短期的な投資からなります。	同左

表示方法の変更

前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）	当連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
（連結貸借対照表） 「未収還付法人税等」は、前連結会計年度まで、流動資産の「その他」に含めて表示しておりましたが、金額的重要性が増したため、当連結会計年度から区分掲記しております。 なお、前連結会計年度末の「未収還付法人税等」は127百万円であります。 （連結キャッシュ・フロー計算書） 財務活動によるキャッシュ・フローの「自己株式の取得による支出」は、前連結会計年度においては純額表示し「自己株式の取得及び売却による支出（△）及び収入（純額）」に含めて表示しておりましたが、金額的重要性が増したため、当連結会計年度から区分掲記しております。 なお、前連結会計年度の「自己株式の取得による支出」は27百万円であります。	（連結キャッシュ・フロー計算書） 投資活動によるキャッシュ・フローの「買収に伴う子会社の株式の取得による支出」は、当連結会計年度において金額的重要性が乏しくなったため「その他投資に関する支出」に含めております。 なお、当連結会計年度の「その他投資に関する支出」に含まれている「買収に伴う子会社の株式の取得による支出」は347百万円であります。 投資活動によるキャッシュ・フローの「貸付けによる支出」及び「貸付金の回収による収入」は、前連結会計年度まで、それぞれ「その他投資に関する支出」及び「その他投資に関する収入」に含めて表示しておりましたが、金額的重要性が増したため、当連結会計年度から区分掲記しております。 なお、前連結会計年度の「貸付けによる支出」は216百万円、「貸付金の回収による収入」は110百万円であります。

注記事項

（連結貸借対照表関係）

前連結会計年度 （平成15年３月31日）	当連結会計年度 （平成16年３月31日）
※１．関連会社に係る注記 投資有価証券（株式）　4,953百万円	※１．関連会社に係る注記 投資有価証券（株式）　5,689百万円
２．債務保証 営業上の取引先及び当社グループの従業員の金融機関との取引に対して、次のとおり保証を行っております。 営業上の取引先18件　456百万円 当社グループの従業員34名　30 計　486	２．債務保証 営業上の取引先及び当社グループの従業員の金融機関との取引に対して、次のとおり保証を行っております。 営業上の取引先27件　868百万円 当社グループの従業員19名　14 計　883
※３．発行済株式の種類及び総数 普通株式　116,124,405株	※３．発行済株式の種類及び総数 普通株式　116,124,405株
※４．自己株式の種類及び数 普通株式　951,050株	※４．自己株式の種類及び数 普通株式　4,857,867株

（連結損益計算書関係）

<table>
<tr><th>前連結会計年度
（自　平成14年４月１日
至　平成15年３月31日）</th><th>当連結会計年度
（自　平成15年４月１日
至　平成16年３月31日）</th></tr>
<tr><td>※１．販売費及び一般管理費
販売費及び一般管理費のうち主要な費目及びその金額は次のとおりであります。
広告宣伝費　6,571百万円
支払手数料　5,526
貸倒引当金繰入額　181
給料手当及び賞与　14,627
賞与引当金繰入額　1,986
退職給付費用　1,133
研究開発費　6,842</td><td>※１．販売費及び一般管理費
販売費及び一般管理費のうち主要な費目及びその金額は次のとおりであります。
広告宣伝費　6,521百万円
支払手数料　6,086
貸倒引当金繰入額　83
給料手当及び賞与　14,549
賞与引当金繰入額　2,148
研究開発費　7,890</td></tr>
<tr><td>※２．一般管理費及び当期製造費用に含まれる研究開発費は、次のとおりであります。
一般管理費　6,842百万円
当期製造費用　1,838
計　8,681</td><td>※２．一般管理費及び当期製造費用に含まれる研究開発費は、次のとおりであります。
一般管理費　7,890百万円
当期製造費用　1,956
計　9,847</td></tr>
<tr><td>※３．固定資産売却益
機械装置575百万円及びその他有形固定資産149百万円の売却益であります。</td><td>※３．固定資産売却益
借地権（無形固定資産）383百万円及び土地等有形固定資産139百万円の売却益であります。</td></tr>
<tr><td>※４．固定資産処分損
機械装置1,146百万円、建物453百万円及びその他有形固定資産346百万円の処分損であります。</td><td>※４．固定資産処分損
機械装置640百万円、建物562百万円及びその他有形固定資産697百万円の処分損であります。</td></tr>
<tr><td>※５．　──────</td><td>※５．減損損失
当社は、ビジネス・ユニットを基準として、資産のグループ化を行なっており、当連結会計年度において以下の資産グループについて減損処理をしました。
場所｜用途｜種類
クリスタル部門における武蔵工場（埼玉県入間市）等｜クリスタル製造設備等｜建物・機械装置リース資産等

クリスタル部門は、市場の低迷により個人需要・法人向けギフトともに落ち込みが大きいため、同部門に係る資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を減損損失（2,040百万円）として特別損失に計上しました。その内訳は、建物1,004百万円、機械装置461百万円、リース資産276百万円及びその他297百万円であります。
なお、当資産グループの回収可能価額は使用価値により測定しており、将来キャッシュ・フローを５％で割り引いて算定しております。</td></tr>
</table>

（連結キャッシュ・フロー計算書関係）

前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）	当連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
１．現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係	１．現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係

前連結会計年度

１．現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係

現金及び預金勘定	75,694百万円
有価証券勘定	−
計	75,694
預入期間が３ヶ月を超える定期預金	−
価値の変動についてリスクを負う有価証券	−
現金及び現金同等物	75,694

２．株式の取得により新たに連結子会社となった会社の資産及び負債の主な内訳

株式の取得により新たに連結したことに伴う連結開始時の資産及び負債の内訳並びに株式の取得価額と取得のための支出（純額）との関係は次のとおりであります。

HOYA LENS OF CHICAGO, INC.（平成15年３月１日現在）

流動資産	226百万円
営業権	1,132
固定資産	82
流動負債	△93
固定負債	-
HOYA LENS OF CHICAGO, INC.社の取得価額	1,348
HOYA LENS OF CHICAGO, INC.社の所有する現金及び現金同等物	47
差引：HOYA LENS OF CHICAGO, INC.社取得のための支出	1,301

３．非連結及び非持分法適用子会社を合併したことにより増加した資産及び負債の主な内訳

HOYAテクノプロセス㈱他２社

（当社と合併＝平成15年３月１日現在）

流動資産	82百万円
固定資産	0
資産合計	82
流動負債	37
固定負債	-
負債合計	37

４．営業譲渡により減少した資産及び負債の主な内訳

補聴器事業の一部

流動資産	109百万円
固定資産	324
資産合計	433
流動負債	28
固定負債	−
負債合計	28

当連結会計年度

１．現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係

現金及び預金勘定	80,425百万円
有価証券勘定	−
計	80,425
預入期間が３ヶ月を超える定期預金	−
価値の変動についてリスクを負う有価証券	−
現金及び現金同等物	80,425

２．持分法適用会社に対する議決権の所有割合が増加し連結子会社となったことにより増加した資産及び負債の主な内訳

HOYA CANDEO OPTRONICS㈱（旧社名HOYA-SCHOTT㈱）

（平成15年６月30日現在）

流動資産	2,052百万円
固定資産	554
資産合計	2,607
流動負債	701
固定負債	168
負債合計	870

（リース取引関係）

前連結会計年度（自　平成14年４月１日　至　平成15年３月31日）

１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	機械装置及び運搬具	工具器具備品	合計
	百万円	百万円	百万円
取得価額相当額	3,571	3,305	6,876
減価償却累計額相当額	1,903	2,025	3,929
期末残高相当額	1,667	1,280	2,947

なお、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、「支払利子込み法」により算定しております。

(2) 未経過リース料期末残高相当額

１年以内	1,190百万円
１年超	1,756
合計	2,947

なお、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占めるその割合が低いため、「支払利子込み法」により算定しております。

(3) 支払リース料及び減価償却費相当額

支払リース料	1,343百万円
減価償却費相当額	1,343

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

２．オペレーティング・リース取引

未経過リース料

１年以内	99百万円
１年超	1,137
合計	1,236

当連結会計年度（自　平成15年４月１日　至　平成16年３月31日）

１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び期末残高相当額

	機械装置及び運搬具	工具器具備品	合計
	百万円	百万円	百万円
取得価額相当額	4,064	3,277	7,341
減価償却累計額相当額	2,037	2,200	4,238
減損損失累計額相当額	－	276	276
期末残高相当額	2,027	800	2,827

なお、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、「支払利子込み法」により算定しております。

(2) 未経過リース料期末残高相当額等

１年以内	961百万円
１年超	1,865
合計	2,827
リース資産減損勘定の残高	276

なお、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占めるその割合が低いため、「支払利子込み法」により算定しております。

(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失

支払リース料	1,297百万円
リース資産減損勘定の取崩額	－
減価償却費相当額	1,297
減損損失	276

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

２．オペレーティング・リース取引

未経過リース料

１年以内	99百万円
１年超	1,037
合計	1,137

（有価証券関係）

1．その他有価証券で時価のあるもの

	種類	前連結会計年度（平成15年3月31日）			当連結会計年度（平成16年3月31日）		
		取得原価（百万円）	連結貸借対照表計上額（百万円）	差額（百万円）	取得原価（百万円）	連結貸借対照表計上額（百万円）	差額（百万円）
連結貸借対照表計上額が取得原価を超えるもの	(1) 株式	51	90	38	159	230	70
	(2) 債券						
	① 国債・地方債等	－	－	－	－	－	－
	② 社債	－	－	－	－	－	－
	③ その他	－	－	－	－	－	－
	(3) その他	－	－	－	－	－	－
	小計	51	90	38	159	230	70
連結貸借対照表計上額が取得原価を超えないもの	(1) 株式	93	80	△13	－	－	－
	(2) 債券						
	① 国債・地方債等	－	－	－	－	－	－
	② 社債	－	－	－	－	－	－
	③ その他	－	－	－	－	－	－
	(3) その他	－	－	－	－	－	－
	小計	93	80	△13	－	－	－
合計		145	170	25	159	230	70

（注）　取得原価は減損処理後の帳簿価額であります。
なお、その他有価証券で時価のある株式について、前連結会計年度において110百万円の減損処理を行い、投資有価証券評価損を計上しております。

2．前連結会計年度及び当連結会計年度中に売却したその他有価証券

前連結会計年度（自平成14年4月1日　至平成15年3月31日）			当連結会計年度（自平成15年4月1日　至平成16年3月31日）		
売却額（百万円）	売却益の合計（百万円）	売却損の合計（百万円）	売却額（百万円）	売却益の合計（百万円）	売却損の合計（百万円）
321	109	6	102	59	－

3．時価評価されていない主な有価証券の内容

	前連結会計年度（平成15年3月31日）	当連結会計年度（平成16年3月31日）
	連結貸借対照表計上額（百万円）	連結貸借対照表計上額（百万円）
その他有価証券		
非上場株式（店頭売買を除く）	615	273

（デリバティブ取引関係）

前連結会計年度及び当連結会計年度において、当社グループはヘッジ会計が適用されているデリバティブ取引以外に開示対象となるデリバティブ取引を全く利用していないため、該当事項はありません。

（退職給付関係）

<table>
<tr><th>前連結会計年度
（自　平成14年４月１日
至　平成15年３月31日）</th><th>当連結会計年度
（自　平成15年４月１日
至　平成16年３月31日）</th></tr>
<tr><td>１．採用している退職給付制度の概要
当社及び国内連結子会社は、退職一時金制度及び厚生年金基金制度を採用しておりましたが、当第３四半期において退職一時金制度を廃止するとともに、厚生年金基金につきましては、平成15年１月29日に厚生労働大臣より解散の認可を得て同日に解散し、結了に向けて手続き中です。

２．退職給付債務に関する事項
――――――

３．退職給付費用に関する事項
勤務費用　1,695百万円
利息費用　1,234
期待運用収益　△1,522
会計基準変更時差異の費用の減額処理額　△156
過去勤務債務の費用の減額処理額　△122
数理計算上の差異の費用処理額　1,780
小計　2,908
厚生年金基金補填額　14,949
退職一時金　351
退職加算金　3,691
退職給付費用　21,899

（注）１．勤務費用は、厚生年金基金に対する従業員拠出額を控除して記載しております。
２．過去勤務債務の費用の減額処理額は、平成12年３月の厚生年金基金法の改正を行ったことにより発生したもののうち、当期に処理した額であります。
３．厚生年金基金補填額は、厚生年金基金の解散に伴い発生した当社及び国内連結子会社の追加拠出額とその時点における退職給付引当金残高との差額であります。
４．退職一時金は、退職一時金制度廃止に伴い確定した従業員に対する要支給額と、その時点における退職給付引当金残高との差額であります。</td><td>１．採用している退職給付制度の概要
当社及び国内連結子会社は、退職一時金制度及び厚生年金基金制度を採用しておりましたが、前連結会計年度において退職一時金制度を廃止するとともに、厚生年金基金につきましては、平成15年１月29日に厚生労働大臣より解散の認可を得て同日に解散し、平成16年５月26日に厚生労働大臣より清算結了の承認を受けております。

２．退職給付債務に関する事項
――――――

３．退職給付費用に関する事項
厚生年金基金補填額　887百万円
退職加算金　1,089
退職給付費用　1,977

（注）厚生年金基金補填額は、厚生年金基金の解散に伴い当期に発生した当社及び国内連結子会社の追加拠出額であります。</td></tr>
</table>

前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）	当連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
４．退職給付債務等の計算基礎に関する事項 (1) 割引率　－％ (2) 期待運用収益率　5.5％ (3) 退職給付見込額の期間配分方法　期間定額基準 (4) 会計基準変更時差異の処理年数　15年 (5) 過去勤務債務の処理年数　12年 (6) 数理計算上の差異の処理年数　12年 （注）　会計基準変更時差異、過去勤務債務及び数理計算上の差異については、退職一時金制度の廃止及び厚生年金基金の解散の認可を得たことにより、当第３四半期末におけるそれぞれの未処理額を上記３．に記載した退職一時金及び厚生年金基金補填額に含めて一括処理しております。	４．退職給付債務等の計算基礎に関する事項 ――――――

（税効果会計関係）

前連結会計年度 （平成15年３月31日）		当連結会計年度 （平成16年３月31日）	
１．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳		１．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳	
(1) 流動の部		(1) 流動の部	
繰延税金資産		繰延税金資産	
減価償却損金算入限度超過額	1,264百万円	減価償却損金算入限度超過額	1,493百万円
賞与引当金損金算入限度超過額	1,361	賞与引当金否認額	1,409
棚卸資産未実現利益	829	棚卸資産未実現利益	1,604
未払事業税否認額	76	未払事業税否認額	1,200
その他	772	その他	1,358
繰延税金資産合計	4,304	繰延税金資産合計	7,066
繰延税金負債			
未収還付事業税	△334		
繰延税金負債合計	△334		
繰延税金資産の純額	3,969		
(2) 固定の部		(2) 固定の部	
繰延税金資産		繰延税金資産	
減価償却損金算入限度超過額	1,589百万円	減価償却損金算入限度超過額	2,069百万円
固定資産評価損否認額	913	減損損失否認額	824
貸倒引当金損金算入限度超過額	401	貸倒引当金損金算入限度超過額	181
その他	1,382	その他	859
繰延税金資産合計	4,286	繰延税金資産合計	3,934
繰延税金負債		繰延税金負債	
固定資産圧縮積立金	△582百万円	固定資産圧縮積立金	△467百万円
特別償却準備金	△312	特別償却準備金	△289
その他有価証券評価差額金	△10	その他	△165
その他	△171	繰延税金負債合計	△922
繰延税金負債合計	△1,076	繰延税金資産の純額	3,012
繰延税金資産の純額	3,210		

<table>
<tr><th>前連結会計年度
(平成15年３月31日)</th><th>当連結会計年度
(平成16年３月31日)</th></tr>
<tr><td>

２．法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳

連結財務諸表提出会社の法定実効税率	41.7％
（調整）	
海外連結子会社の税率差異	△13.5
交際費等永久に損金に算入されない項目	0.6
住民税均等割等	0.4
受取配当金等永久に益金に算入されない項目	△2.1
受取配当金等連結消去に伴う影響額	2.1
税率変更による期末繰延税金資産の減額修正	0.3
その他	0.7
税効果会計適用後の法人税等の負担率	30.2

</td><td>

２．法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳

連結財務諸表提出会社の法定実効税率	41.7％
（調整）	
海外連結子会社の税率差異	△12.4
交際費等永久に損金に算入されない項目	0.7
住民税均等割等	0.2
受取配当金等永久に益金に算入されない項目	△2.1
受取配当金等連結消去に伴う影響額	1.6
試験研究費等の特別税額控除	△1.1
その他	△0.1
税効果会計適用後の法人税等の負担率	28.5

</td></tr>
<tr><td>

３．法人税等の税率の変更による繰延税金資産及び繰延税金負債の金額の修正

地方税法等の一部を改正する法律（平成15年法律第９号）が平成15年３月31日に公布されたことに伴い、当連結会計年度の繰延税金資産及び繰延税金負債の計算（ただし、平成16年４月１日以降解消が見込まれるものに限る。）に使用した法定実効税率は、前連結会計年度の41.7％から40.4％に変更されました。その結果、繰延税金資産（繰延税金負債控除後）は94百万円減少し、当連結会計年度に計上された法人税等調整額が94百万円、その他有価証券評価差額金が０百万円、それぞれ増加しております。

</td><td>

３．　　　　――――――

</td></tr>
</table>

（セグメント情報）

【事業の種類別セグメント情報】

	前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）								
	情報・通信		アイケア		生活文化		計 （百万円）	消去又は全社 （百万円）	連結 （百万円）
	エレクトロオプティクス （百万円）	ホトニクス （百万円）	ビジョンケア （百万円）	ヘルスケア （百万円）	クリスタル （百万円）	サービス （百万円）			
Ⅰ．売上高及び営業損益									
売上高									
(1) 外部顧客に対する売上高	111,460	5,485	94,388	26,716	6,719	1,522	246,293	−	246,293
(2) セグメント間の内部売上高又は振替高	206	0	1,987	0	35	3,025	5,255	(5,255)	−
計	111,667	5,485	96,376	26,716	6,754	4,548	251,548	(5,255)	246,293
営業費用	77,253	6,073	80,977	21,628	6,766	4,308	197,008	(3,698)	193,310
営業利益又は営業損失（△）	34,414	△588	15,398	5,088	△11	239	54,539	(1,557)	52,982
Ⅱ．資産、減価償却費及び資本的支出									
資産	114,877	2,697	98,077	16,446	8,409	2,432	242,940	31,348	274,288
減価償却費	13,128	83	5,578	570	302	32	19,697	95	19,792
資本的支出	10,443	151	3,934	426	776	12	15,744	203	15,948

	当連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）								
	情報・通信		アイケア		生活文化		計 （百万円）	消去又は全社 （百万円）	連結 （百万円）
	エレクトロオプティクス （百万円）	ホトニクス （百万円）	ビジョンケア （百万円）	ヘルスケア （百万円）	クリスタル （百万円）	サービス （百万円）			
Ⅰ．売上高及び営業損益									
売上高									
(1) 外部顧客に対する売上高	135,071	4,116	98,203	28,380	4,321	1,350	271,443	−	271,443
(2) セグメント間の内部売上高又は振替高	80	0	18	0	61	5,803	5,964	(5,964)	−
計	135,152	4,116	98,221	28,381	4,383	7,154	277,408	(5,964)	271,443
営業費用	89,982	4,192	80,724	22,108	4,879	6,546	208,434	(5,157)	203,277
営業利益又は営業損失（△）	45,169	△76	17,496	6,272	△496	607	68,973	(807)	68,166

	当連結会計年度 (自　平成15年４月１日 至　平成16年３月31日)								
	情報・通信		アイケア		生活文化		計 (百万円)	消去又は全社 (百万円)	連結 (百万円)
	エレクトロオプティクス (百万円)	ホトニクス (百万円)	ビジョンケア (百万円)	ヘルスケア (百万円)	クリスタル (百万円)	サービス (百万円)			
Ⅱ．資産、減価償却費、減損損失及び資本的支出 資産	132,240	1,747	92,082	18,872	2,805	2,797	250,544	39,342	289,887
減価償却費	13,205	58	5,735	532	351	29	19,913	75	19,988
減損損失	－	－	－	－	2,040	－	2,040	－	2,040
資本的支出	22,246	36	6,915	1,201	224	14	30,638	20	30,659

（注）１．事業区分の方法及び各区分に属する主要な製品及び役務の名称

分野	事業区分	主要製品及び役務
情報・通信	エレクトロオプティクス	半導体用フォトマスク・マスクブランクス、液晶用マスク・液晶部品、HDD用ガラスディスク、光学レンズ・光学ガラス、電子用ガラス、光通信関連製品
	ホトニクス	各種レーザー機器
アイケア	ビジョンケア	メガネ用レンズ・フレーム、レンズ加工機器
	ヘルスケア	コンタクトレンズ、眼内レンズ
生活文化	クリスタル	クリスタルガラス製品
	サービス	情報システムの構築、人材派遣

なお、当社の事業区分の方法は、製品の種類・性質等の類似性を考慮して区分しております。

２．営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、前連結会計年度2,052百万円、当連結会計年度2,423百万円であり、その主なものは、当社の本社部門並びに海外のエリア持株会社に係る費用であります。

３．資産のうち消去又は全社の項目に含めた全社資産の金額は、前連結会計年度51,570百万円、当連結会計年度52,594百万円であり、その主なものは、余資運用資金（現金及び預金）、長期投資資金（投資有価証券）及び本社部門並びに海外のエリア持株会社に係る資産等であります。

【所在地別セグメント情報】

	前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）						
	日本 （百万円）	北米 （百万円）	欧州 （百万円）	アジア （百万円）	計 （百万円）	消去又は全社 （百万円）	連結 （百万円）
Ⅰ．売上高及び営業損益							
売上高							
(1) 外部顧客に対する売上高	166,178	35,770	32,639	11,704	246,293	−	246,293
(2) セグメント間の内部売上高又は振替高	17,343	73	1,890	44,513	63,820	(63,820)	−
計	183,521	35,844	34,529	56,218	310,113	(63,820)	246,293
営業費用	148,960	34,898	28,411	45,281	257,551	(64,241)	193,310
営業利益	34,560	945	6,118	10,937	52,562	420	52,982
Ⅱ．資産	139,012	19,505	34,970	59,155	252,643	21,645	274,288

	当連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）						
	日本 （百万円）	北米 （百万円）	欧州 （百万円）	アジア （百万円）	計 （百万円）	消去又は全社 （百万円）	連結 （百万円）
Ⅰ．売上高及び営業損益							
売上高							
(1) 外部顧客に対する売上高	188,441	33,112	37,485	12,404	271,443	−	271,443
(2) セグメント間の内部売上高又は振替高	16,789	91	849	60,195	77,926	(77,926)	−
計	205,231	33,203	38,334	72,599	349,369	(77,926)	271,443
営業費用	167,668	31,390	29,293	54,693	283,045	(79,768)	203,277
営業利益	37,562	1,813	9,041	17,906	66,324	1,842	68,166
Ⅱ．資産	161,335	19,058	26,691	66,337	273,423	16,463	289,887

（注）１．国又は地域の区分の方法及び各区分に属する主な国又は地域

(1) 国又は地域の区分の方法………………地理的近接度による。

(2) 各区分に属する主な国又は地域………北米：米国、カナダ等

欧州：オランダ、ドイツ、イギリス等

アジア：シンガポール、タイ、中国、韓国、台湾等

２．営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は前連結会計年度1,812百万円、当連結会計年度2,074百万円であり、その主なものは、当社の本社部門に係る費用であります。

３．資産のうち消去又は全社の項目に含めた全社資産の金額は前連結会計年度40,279百万円、当連結会計年度47,511百万円であり、その主なものは、余資運用資金（現金及び預金）、長期投資資金（投資有価証券）及び本社部門に係る資産等であります。

(損益計算書関係)

前事業年度 (自　平成14年４月１日 至　平成15年３月31日)	当事業年度 (自　平成15年４月１日 至　平成16年３月31日)
※１．他勘定より振替高 合併に伴う商品・製品受入額993百万円であります。	※１．他勘定より振替高 合併に伴う商品・製品受入額43百万円であります。
※２．他勘定へ振替高 広告宣伝費及び見本品費等への振替高66百万円であります。	※２．他勘定へ振替高 在庫の評価減391百万円及びその他76百万円であります。
※３．一般管理費及び当期製造費用に含まれる研究開発費は、次のとおりであります。 一般管理費　4,502百万円 当期製造費用　1,704 計　6,207	※３．一般管理費及び当期製造費用に含まれる研究開発費は、次のとおりであります。 一般管理費　5,159百万円 当期製造費用　1,120 計　6,279
※４．固定資産売却益 工具器具備品20百万円及びその他有形固定資産４百万円の売却益であります。	※４．固定資産売却益 借地権383百万円及び土地等有形固定資産80百万円の売却益であります。
※５．固定資産処分損 機械装置909百万円、建物376百万円及びその他有形固定資産193百万円の処分損であります。	※５．固定資産処分損 機械装置621百万円、建物450百万円及びその他有形固定資産273百万円の処分損であります。
※６．　――――――	※６．減損損失 当社は、ビジネス・ユニットを基準として、資産のグループ化を行なっており、当事業年度において以下の資産グループについて減損処理をしました。 場所：クリスタル部門における武蔵工場(埼玉県入間市)等　用途：クリスタル製造設備等　種類：建物・機械装置リース資産等 クリスタル部門は、市場の低迷により個人需要・法人向けギフトともに落ち込みが大きいため、同部門に係る資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を減損損失（2,040百万円）として特別損失に計上しました。その内訳は、建物1,004百万円、機械装置461百万円、リース資産276百万円及びその他297百万円であります。 なお、当資産グループの回収可能価額は使用価値により測定しており、将来キャッシュ・フローを５％で割り引いて算定しております。
※７．関係会社に係る注記 関係会社との取引にかかるものが次のとおり含まれております。 商品及び原材料仕入高　14,540百万円 外注加工費　15,725 受取配当金　1,532 受取手数料　2,400	※７．関係会社に係る注記 関係会社との取引にかかるものが次のとおり含まれております。 商品及び原材料仕入高　22,793百万円 外注加工費　30,419 受取配当金　2,737 受取手数料　3,555 関係会社株式売却損　616

（リース取引関係）

前事業年度 （自　平成14年４月１日 至　平成15年３月31日）	当事業年度 （自　平成15年４月１日 至　平成16年３月31日）
１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引	１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額	(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び期末残高相当額

前事業年度

	機械装置	工具器具備品	合計
	百万円	百万円	百万円
取得価額相当額	1,770	1,363	3,134
減価償却累計額相当額	1,246	791	2,038
期末残高相当額	524	571	1,095

当事業年度

	機械装置	工具器具備品	合計
	百万円	百万円	百万円
取得価額相当額	2,420	1,254	3,674
減価償却累計額相当額	1,354	863	2,217
減損損失累計額相当額	－	276	276
期末残高相当額	1,065	114	1,180

前事業年度：なお、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、「支払利子込み法」により算定しております。

当事業年度：なお、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、「支払利子込み法」により算定しております。

前事業年度：(2) 未経過リース料期末残高相当額

１年以内	522百万円
１年超	573
合計	1,095

当事業年度：(2) 未経過リース料期末残高相当額等

１年以内	398百万円
１年超	782
合計	1,180
リース資産減損勘定の残高	276

前事業年度：なお、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占めるその割合が低いため、「支払利子込み法」により算定しております。

当事業年度：なお、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占めるその割合が低いため、「支払利子込み法」により算定しております。

前事業年度：(3) 支払リース料及び減価償却費相当額

支払リース料	497百万円
減価償却費相当額	497

当事業年度：(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失

支払リース料	631百万円
リース資産減損勘定の取崩額	－
減価償却費相当額	631
減損損失	276

前事業年度	当事業年度
(4) 減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。	(4) 減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。
２．オペレーティング・リース取引 未経過リース料	２．オペレーティング・リース取引 未経過リース料
１年以内　99百万円	１年以内　99百万円
１年超　1,137	１年超　1,037
合計　1,236	合計　1,137

（有価証券関係）

前事業年度（自平成14年４月１日　至平成15年３月31日）及び当事業年度（自平成15年４月１日　至平成16年３月31日）における子会社株式及び関連会社株式で時価のあるものはありません。

（税効果会計関係）

前事業年度 （自　平成14年４月１日 至　平成15年３月31日）		当事業年度 （自　平成15年４月１日 至　平成16年３月31日）	
１．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳		１．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳	
(1) 流動の部		(1) 流動の部	
繰延税金資産		繰延税金資産	
減価償却損金算入限度超過額	1,264百万円	減価償却損金算入限度超過額	1,492百万円
賞与引当金損金算入限度超過額	1,048	賞与引当金否認額	1,013
その他	473	未払事業税否認額	1,040
繰延税金資産合計	2,786	棚卸資産評価否認額	397
		その他	871
		繰延税金資産合計	4,814
繰延税金負債			
未収還付事業税	△334		
繰延税金負債合計	△334		
繰延税金資産の純額	2,451		
(2) 固定の部		(2) 固定の部	
繰延税金資産		繰延税金資産	
減価償却損金算入限度超過額	1,431百万円	減価償却損金算入限度超過額	1,965百万円
固定資産評価損否認額	906	減損損失否認額	824
貸倒引当金損金算入限度超過額	152	その他	502
その他	469	繰延税金資産合計	3,291
繰延税金資産合計	2,959		
繰延税金負債		繰延税金負債	
固定資産圧縮積立金	△582百万円	固定資産圧縮積立金	△467百万円
特別償却準備金	△312	特別償却準備金	△289
その他有価証券評価差額金	△10	繰延税金負債合計	△756
繰延税金負債合計	△904	繰延税金資産の純額	2,535
繰延税金資産の純額	2,055		

前事業年度 (自　平成14年４月１日 至　平成15年３月31日)	当事業年度 (自　平成15年４月１日 至　平成16年３月31日)
２．法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳 法定実効税率　41.7％ (調整) 交際費等永久に損金に算入されない項目　0.7 住民税均等割等　0.4 受取配当金等永久に益金に算入されない項目　△4.2 税率変更による期末繰延税金資産の減額修正　0.5 その他　△0.8 税効果会計適用後の法人税等の負担率　38.3	２．法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳 法定実効税率　41.7％ (調整) 交際費等永久に損金に算入されない項目　0.9 住民税均等割等　0.2 受取配当金等永久に益金に算入されない項目　△4.6 試験研究費等の特別税額控除　△2.4 その他　0.6 税効果会計適用後の法人税等の負担率　36.4
３．法人税等の税率の変更による繰延税金資産及び繰延税金負債の金額の修正 地方税法等の一部を改正する法律(平成15年法律第９号)が平成15年３月31日に公布されたことに伴い、当事業年度の繰延税金資産及び繰延税金負債の計算(ただし、平成16年４月１日以降解消が見込まれるものに限る。)に使用した法定実効税率は、前事業年度の41.7％から40.4％に変更されました。その結果、繰延税金資産(繰延税金負債控除後)は66百万円減少し、当事業年度に計上された法人税等調整額が66百万円、その他有価証券評価差額金が０百万円、それぞれ増加しております。	３．　――――――

（１株当たり情報）

前事業年度 （自　平成14年４月１日 至　平成15年３月31日）	当事業年度 （自　平成15年４月１日 至　平成16年３月31日）
１株当たり純資産額　1,443.51円 １株当たり当期純利益　75.27円 潜在株式調整後１株当たり当期純利益　75.26円 当事業年度から「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用しております。 なお、同会計基準及び適用指針を前事業年度に適用して算定した場合の１株当たり情報については、以下のとおりとなります。 １株当たり純資産額　1,479.79円 １株当たり当期純利益　131.21円 なお、潜在株式調整後１株当たり当期純利益については、潜在株式がないため記載しておりません。	１株当たり純資産額　1,290.74円 １株当たり当期純利益　138.24円 潜在株式調整後１株当たり当期純利益　138.08円

（注）　１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益の算定上の基礎は、以下のとおりであります。

	前事業年度 （自　平成14年４月１日 至　平成15年３月31日）	当事業年度 （自　平成15年４月１日 至　平成16年３月31日）
１株当たり当期純利益		
当期純利益（百万円）	8,852	15,558
普通株主に帰属しない金額（百万円）	120	－
（うち利益処分による取締役賞与金）	(120)	－
普通株式に係る当期純利益（百万円）	8,732	15,558
期中平均株式数（千株）	116,013	112,545
潜在株式調整後１株当たり当期純利益		
当期純利益調整額（百万円）	－	－
普通株式増加数（千株）	14	129
（うち新株予約権）	(14)	(129)
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含めなかった潜在株式の概要	－	－

（重要な後発事象）

前事業年度 （自　平成14年４月１日 至　平成15年３月31日）	当事業年度 （自　平成15年４月１日 至　平成16年３月31日）
該当事項はありません。	当社は、株主重視の経営を進め、株式数減少により株主価値の向上を図ることを目的として、平成16年５月27日開催の取締役会において商法第212条の規定に基づく自己株式の消却を決議し、次のとおり株式消却を行ないました。 １．自己株式消却の概要 (1) 方式 利益による自己株式の消却 (2) 自己株式の種類及び数 普通株式　　3,775,400株 （発行済株式総数の3.25％） (3) 消却の時期 平成16年６月１日 (4) 消却総額 30,702,267,438円 (5) 消却後の発行済株式総数 112,349,005株

④【附属明細表】

【有価証券明細表】

【株式】

銘柄			株式数（株）	貸借対照表計上額（百万円）
投資有価証券	その他有価証券	㈱メガネスーパー	57,000	104
		愛眼㈱	80,041	54
		アイジャパン㈱	200,000	50
		㈱ハーフ・センチュリー・モア	1,000	50
		㈱ビジョンメガネ	110,000	40
		㈱アイトピア	30,000	30
		㈱メガネトップ	27,000	29
		㈱東陽印刷所	100,000	5
		㈱みどり会	10,000	5
		その他４銘柄	41,010	0
		小計	656,051	369
計			656,051	369

【有形固定資産等明細表】

資産の種類	前期末残高（百万円）	当期増加額（百万円）	当期減少額（百万円）	当期末残高（百万円）	当期末減価償却累計額又は償却累計額（百万円）	当期償却額（百万円）	差引当期末残高（百万円）
有形固定資産							
建物	28,058	1,081	2,018 (1,004)	27,120	17,870	1,062	9,250
構築物	2,770	78	191 (115)	2,657	2,073	90	584
熔解炉	1,456	709	841 (23)	1,324	440	81	884
機械装置	79,589	10,247	6,120 (438)	83,716	68,316	7,648	15,399
車両運搬具	137	18	42 (0)	113	79	17	33
工具器具備品	10,550	645	408 (67)	10,786	5,717	474	5,069
土地	6,692	54	38 (8)	6,708	−	−	6,708
建設仮勘定	1,876	10,827	11,891 (6)	812	−	−	812
有形固定資産計	131,131	23,662	21,554 (1,665)	133,239	94,497	9,376	38,741
無形固定資産							
営業権	−	3,300	3,300	−	−	3,300	−
施設利用権	214	−	2 (0)	211	158	6	53
借地権	24	−	22	1	−	−	1
ソフトウェア	5,841	1,016	32 (2)	6,824	4,453	761	2,370
その他	2,155	113	27 (25)	2,241	1,631	203	610
無形固定資産計	8,235	4,430	3,385 (28)	9,279	6,244	4,272	3,035
長期前払費用	2,996	451	111 (70)	3,337	2,576	246	760
繰延資産							
――――――	−	−	−	−	−	−	−
繰延資産計	−	−	−	−	−	−	−

（注）1．当期減少額欄の（　）内は内書きで、減損損失の計上額であります。

2．当期増加額のうち主なものは、次のとおりであります。

機械装置　長坂工場のエレクトロニクス製品製造用設備　3,075百万円
熊本工場のエレクトロニクス製品製造用設備　2,523百万円
八王子工場のエレクトロニクス製品製造用設備　2,417百万円

建設仮勘定　熊本工場　2,836百万円　八王子　2,491百万円　長坂工場　2,414百万円

3．機械装置の当期減少額の主なものは、八王子工場1,535百万円、羽村ラボ1,432百万円であります。

4．有形固定資産の当期増加額には、上記（注）2．以外に、HOYAオプティクス㈱との合併による増加額938百万円（建物446百万円、機械装置222百万円ほか）が含まれております。

5．営業権の当期増加額3,300百万円は、日本板硝子株式会社からHDD用ガラス磁気ディスクの営業を譲り受けたことにより発生したものであり、当期減少額3,300百万円は、商法施行規則第33条の規定に従いこれを一括償却したことによるものであります。

6．当期償却額は、損益計算書に区分掲記したもののほかに、製造経費の減価償却費に8,847百万円、販売費及び一般管理費の研究開発費に663百万円、その他の科目に155百万円含まれております。

【資本金等明細表】

区分			前期末残高	当期増加額	当期減少額	当期末残高
資本金（百万円）			6,264	−	−	6,264
資本金のうち既発行株式	普通株式	（株）	(116,124,405)	(−)	(−)	(116,124,405)
	普通株式	（百万円）	6,264	−	−	6,264
	計	（株）	(116,124,405)	(−)	(−)	(116,124,405)
	計	（百万円）	6,264	−	−	6,264
資本準備金及びその他資本剰余金	（資本準備金）					
	株式払込剰余金	（百万円）	15,370	−	−	15,370
	合併差益	（百万円）	528	−	−	528
	計	（百万円）	15,898	−	−	15,898
利益準備金及び任意積立金	利益準備金	（百万円）	1,566	−	−	1,566
	任意積立金					
	特別償却準備金	（百万円）	480	119	140	460
	固定資産圧縮積立金	（百万円）	917	18	77	858
	別途積立金	（百万円）	140,241	1,000	−	141,241
	計	（百万円）	141,640	1,138	218	142,561
	合計	（百万円）	143,206	1,138	218	144,127

（注）1．当期末における自己株式数は4,857,867株であります。

2．任意積立金の当期増加額及び当期減少額は、前期決算の利益処分によるものであります。

【引当金明細表】

区分	前期末残高（百万円）	当期増加額（百万円）	当期減少額（目的使用）（百万円）	当期減少額（その他）（百万円）	当期末残高（百万円）
貸倒引当金	1,510	336	764	289	793
賞与引当金	2,529	2,508	2,529	−	2,508
役員退職慰労金引当金	221	−	221	−	−
特別修繕引当金	263	240	140	5	357

（注）1．貸倒引当金の当期減少額（その他）は、一般債権に対する貸倒実績率の見直しによる戻入額241百万円及び債権回収による戻入額47百万円であります。

2．特別修繕引当金の当期減少額（その他）は、過年度計上額の見直しによるものであります。

(2) 被合併会社（HOYAオプティクス株式会社）の財務諸表

平成16年２月１日付の当社との合併により消滅したHOYAオプティクス株式会社の最終事業年度に係る財務諸表は次のとおりであります。

① 貸借対照表

		第17期 平成15年３月31日現在		
区分	注記番号	金額（百万円）		構成比（％）
（資産の部）				
Ⅰ 流動資産				
1．現金及び預金			50	
2．受取手形			367	
3．売掛金	※１		1,227	
4．商品			3	
5．製品			220	
6．半製品			125	
7．原材料			0	
8．仕掛品			182	
9．貯蔵品			14	
10．前払費用			4	
11．未収入金			464	
12．預け金	※１		2,109	
13．繰延税金資産			29	
14．その他			0	
15．貸倒引当金			△1	
流動資産合計			4,798	75.0

区分	注記番号	第17期 平成15年３月31日現在 金額（百万円）		構成比 （％）
Ⅱ　固定資産				
1．有形固定資産				
(1) 建物		517		
減価償却累計額		377	140	
(2) 構築物		46		
減価償却累計額		36	9	
(3) 熔解炉		34		
減価償却累計額		32	1	
(4) 機械装置		465		
減価償却累計額		367	98	
(5) 車両運搬具		9		
減価償却累計額		8	0	
(6) 工具器具備品		168		
減価償却累計額		140	28	
(7) 土地			54	
(8) 建設仮勘定			13	
有形固定資産合計			346	5.4
2．無形固定資産			4	0.1
3．投資その他の資産				
(1) 関係会社株式			1,242	
(2) 繰延税金資産			6	
(3) その他			3	
投資その他の資産合計			1,252	19.5
固定資産合計			1,603	25.0
資産合計			6,401	100.0

区分	注記番号	第17期 平成15年３月31日現在 金額（百万円）		構成比（％）
（負債の部）				
Ⅰ　流動負債				
1．支払手形			240	
2．買掛金	※1		810	
3．未払金			88	
4．未払法人税等			40	
5．未払費用			62	
6．前受金			1	
7．預り金			2	
8．賞与引当金			66	
9．その他			29	
流動負債合計			1,342	21.0
Ⅱ　固定負債				
1．役員退職慰労金引当金			15	
2．その他			0	
固定負債合計			15	0.2
負債合計			1,357	21.2
（資本の部）				
Ⅰ　資本金	※2		2,380	37.2
Ⅱ　資本剰余金				
1．資本準備金		7		
資本剰余金合計			7	0.1
Ⅲ　利益剰余金				
1．利益準備金		127		
2．任意積立金				
(1) 別途積立金		937		
3．当期未処分利益		1,591		
利益剰余金合計			2,656	41.5
資本合計			5,044	78.8
負債資本合計			6,401	100.0

② 損益計算書

区分	注記番号	第17期 自 平成14年４月１日 至 平成15年３月31日 金額（百万円）		百分比（％）
Ⅰ 売上高			4,700	100.0
Ⅱ 売上原価				
1．期首商品たな卸高		3		
2．期首製品たな卸高		107		
3．当期商品仕入高		155		
4．当期製品製造原価		3,773		
合計		4,040		
5．期末商品たな卸高		3		
6．期末製品たな卸高		220	3,817	81.2
売上総利益			882	18.8
Ⅲ 販売費及び一般管理費				
1．荷造運搬費		38		
2．広告宣伝費		2		
3．役員報酬		24		
4．給料手当		75		
5．賞与		15		
6．賞与引当金繰入額		20		
7．法定福利費		10		
8．役員退職慰労金引当金繰入額		4		
9．退職給付費用		13		
10．支払手数料		36		
11．出張旅費		19		
12．その他		42	305	6.5
営業利益			577	12.3

		第17期 自　平成14年４月１日 至　平成15年３月31日		
区分	注記番号	金額（百万円）		百分比（％）
Ⅳ　営業外収益				
１．受取利息		0		
２．受取手数料		2		
３．受取賃貸料		4		
４．その他		11	19	0.4
Ⅴ　営業外費用				
１．雑損失		46	46	1.0
経常利益			550	11.7
Ⅵ　特別利益				
１.固定資産売却益	※１	2		
２.貸倒引当金戻入益		1		
３.その他		0	4	0.1
Ⅶ　特別損失				
１．厚生年金基金補填額		321		
２．退職加算金		112		
３．固定資産処分損	※２	27		
４．退職一時金		9		
５．その他		28	499	10.6
税引前当期純利益			56	1.2
法人税、住民税及び事業税		25		
法人税等調整額		3	28	0.6
当期純利益			27	0.6
前期繰越利益			1,564	
当期未処分利益			1,591	

製造原価明細書

区分	注記番号	第17期 自　平成14年４月１日 至　平成15年３月31日 金額（百万円）		百分比（％）
Ⅰ　原材料費			798	21.1
Ⅱ　労務費			489	13.0
Ⅲ　経費				
1．外注加工費		1,811		
2．その他経費	※2	675		
経費計			2,486	65.9
当期総製造費用			3,774	100.0
期首半製品たな卸高			138	
期首仕掛品たな卸高			168	
合計			4,081	
期末半製品たな卸高			125	
期末仕掛品たな卸高			182	
当期製品製造原価			3,773	

（注）１．原価計算の方法は、製品別工程別総合原価計算を採用しております。

※２．その他経費のうち主なものは次のとおりであります。

科目	第17期
減価償却費	64百万円
工場消耗品費	75百万円
荷造包装費	96百万円
支払手数料	117百万円

③　利益処分計算書

区分	注記番号	第17期 株主総会承認日 平成15年６月19日 金額（百万円）	
Ⅰ　当期未処分利益			1,591
Ⅱ　利益処分額			
1．利益準備金		1	
2．取締役賞与金		10	11
Ⅲ　次期繰越利益			1,580

重要な会計方針

区分	第17期 自　平成14年４月１日 至　平成15年３月31日
１．有価証券の評価基準及び評価方法	子会社株式 移動平均法による原価法
２．たな卸資産の評価基準及び評価方法	(1) 製品、半製品、仕掛品 総平均法による原価法 (2) 商品、原材料 総平均法による原価法（一部最終仕入原価法による原価法） (3) 貯蔵品 最終仕入原価法による原価法
３．固定資産の減価償却の方法	(1)有形固定資産 平成10年４月１日以降に取得した建物（建物附属設備を除く）については定額法、それ以外の有形固定資産については定率法を採用しております。なお、主な耐用年数は、建物14～31年、機械装置７～９年であります。 (2) 無形固定資産 定額法を採用しております。なお、ソフトウェアの社内における利用可能期間は５年であります。
４．引当金の計上基準	(1) 貸倒引当金 債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率法により、貸倒懸念債権及び破産更生債権等については財務内容評価法により計上しております。 (2) 賞与引当金 従業員に対する賞与の支給にあてるため、支給見込額を計上しております。 (3)役員退職慰労金引当金 役員に対する退職慰労金の支払いに備えるため、内規に基づく必要額の100％を計上しております。 （追加情報） 当社は、退職一時金制度及び厚生年金基金制度を採用しておりましたが、退職一時金制度を廃止するとともに、厚生労働大臣より厚生年金基金の解散の許可を得て、厚生年金基金を解散したことに伴い、当第３四半期末において退職給付引当金を全額取り崩しております。
５．外貨建の資産及び負債の本邦通貨への換算基準	外貨建金銭債権債務は、期末日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。
６．リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。
７．その他財務諸表作成のための重要な事項	(1) 消費税及び地方消費税の会計処理 税抜方式を採用しております。 (2) 自己株式及び法定準備金の取崩等に関する会計基準 （会計方針の変更） 「自己株式及び法定準備金の取崩等に関する会計基準」（企業会計基準第１号）が平成14年４月１日以後に適用されることになったことに伴い、当事業年度から同会計基準によっております。これによる当事業年度の損益に与える影響はありません。 (3) １株当たり情報 （会計方針の変更） 「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）が平成14年４月１日以後開始する事業年度に係る財務諸表から適用されることになったことに伴い、当事業年度から同会計基準及び適用指針によっております。なお、これによる影響については、「１株当たり情報に関する注記」に記載しております。

注記事項

（貸借対照表関係）

第17期 平成15年３月31日現在
※１．関係会社に係る注記 区分掲記されたもの以外で各科目に含まれている関係会社に対するものは次のとおりであります。 売掛金　401百万円 預け金　2,109百万円 買掛金　214百万円
※２．資本金 会社が発行する株式の種類及び総数　普通株式　190,000株 発行済株式の種類及び総数　普通株式　47,600株

（損益計算書関係）

第17期 自　平成14年４月１日 至　平成15年３月31日
※１．固定資産売却益 機械装置２百万円及びその他有形固定資産０百万円であります。
※２．固定資産処分損 建物12百万円、機械装置９百万円及びその他有形固定資産５百万円であります。

（リース取引関係）

該当事項はありません。

（有価証券関係）

子会社株式で時価のあるものはありません。

（デリバティブ取引関係）

当社はデリバティブ取引を全く利用していないため、該当事項はありません。

（退職給付関係）

第17期 自　平成14年４月１日 至　平成15年３月31日

1．採用している退職給付制度の概要

当社は、退職一時金制度及び厚生年金基金制度を採用しておりましたが、当第３四半期において退職一時金制度を廃止するとともに、厚生年金基金につきましては、平成15年１月29日に厚生労働大臣より解散の認可を得て同日に解散し、結了に向けて手続き中です。

2．退職給付債務に関する事項

―――――

3．退職給付費用に関する事項

勤務費用	39百万円
利息費用	27
期待運用収益	△36
会計基準変更時差異の費用の減額処理額	△0
過去勤務債務の費用の減額処理額	△2
数理計算上の差異の費用処理額	38
小計	66
厚生年金基金補填額	321
退職一時金	9
退職加算金	112
退職給付費用	509

（注）1．勤務費用は、厚生年金基金に対する従業員拠出額を控除して記載しております。
2．過去勤務債務の費用の減額処理額は、平成12年３月の厚生年金基金法の改正を行ったことにより発生したもののうち、当期に処理した額であります。
3．厚生年金基金補填額は、厚生年金基金の解散に伴い発生した当社の追加拠出額とその時点における退職給付引当金残高との差額であります。
4．退職一時金は、退職一時金制度廃止に伴い確定した従業員に対する要支給額と、その時点における退職給付引当金残高との差額であります。

4．退職給付債務等の計算基礎に関する事項

(1)割引率	－％
(2)期待運用収益率	5.5％
(3)退職給付見込額の期間配分方法	期間定額基準
(4)会計基準変更時差異の処理年数	15年
(5)過去勤務債務の処理年数	12年
(6)数理計算上の差異の処理年数	12年

（注）　会計基準変更時差異、過去勤務債務及び数理計算上の差異については、退職一時金制度の廃止及び厚生年金基金の解散の認可を得たことにより、当第３四半期末におけるそれぞれの未処理額を上記３．に記載した退職一時金及び厚生年金基金補填額に含めて一括処理しております。

（税効果会計関係）

第17期 自　平成14年４月１日 至　平成15年３月31日
１．繰延税金資産の主な原因別の内訳 (1) 流動の部 繰延税金資産 賞与引当金損金算入限度超過額　23百万円 未払事業税否認額　0 その他　5 繰延税金資産合計　29 (2)固定の部 繰延税金資産 役員退職慰労金引当金否認額　6百万円 繰延税金資産合計　6 ２．法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳 法定実効税率　42.0％ （調整） 交際費等永久に損金に算入されない項目　4.0 住民税均等割等　6.5 その他　△1.2 税効果会計適用後の法人税等の負担率　51.3 ３．法人税等の税率の変更による繰延税金資産及び繰延税金負債の金額の修正 地方税法等の一部を改正する法律（平成15年法律第９号）が平成15年３月31日に公布されたことに伴い、当事業年度の繰延税金資産の計算（ただし、平成16年４月１日以降解消が見込まれるものに限る。）に使用した法定実効税率は、前事業年度の42.0％から40.7％に変更されました。その結果、繰延税金資産の金額が０百万円減少し、法人税等調整額が同額増加しております。

（関連当事者との取引）

当社は、消費税及び地方消費税に係る会計処理方法につき税抜方式を採用しているため、以下の取引金額には消費税及び地方消費税を含めず、残高には消費税及び地方消費税を含めた額を記載しております。

第17期（自　平成14年４月１日　至　平成15年３月31日）

１．親会社及び法人主要株主等

属性	会社等の名称	住所	資本金（百万円）	事業の内容	議決権等の所有（被所有）割合	関係内容		取引の内容	取引金額（百万円）	科目	期末残高（百万円）
						役員の兼任等	事業上の関係				
親会社	HOYA㈱	東京都新宿区	6,264	ガラス製品の製造	（被所有）99.9％	3名	当社製品の販売 商品及び原材料の仕入	製品の販売 商品及び原材料の仕入 資金寄託運用	570 719	売掛金 買掛金 預け金	401 214 2,109

（注）取引条件及び価格については、同業他社を参考に決定しております。

２．兄弟会社等

属性	会社等の名称	住所	資本金（千中国レンミンビ）	事業の内容	議決権等の所有（被所有）割合	関係内容		取引の内容	取引金額（百万円）	科目	期末残高（百万円）
						役員の兼任等	事業上の関係				
親会社の子会社	HOYA OPTO-ELECTRONICS QINGDAO LTD.	中国山東省青島市	41,384	エレクトロニクス製品の製造	なし	なし	当社製品の販売 商品及び原材料の仕入	製品の販売 商品及び原材料の仕入 固定資産の売却	180 447 183	売掛金 買掛金 未収入金	107 230 410

（注）取引条件及び価格については、同業他社を参考に決定しております。

（１株当たり情報）

第17期 自　平成14年４月１日 至　平成15年３月31日
１株当たり純資産額　105,753.20円 １株当たり当期純利益　355.11円 「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用しております。 なお、同会計基準及び適用指針を前事業年度に適用して算定した場合の１株当たり情報については、以下のとおりとなります。 １株当たり純資産額　105,972.95円 １株当たり当期純利益　574.86円 なお、潜在株式調整後１株当たり当期純利益については、新株引受権付社債等潜在株式がないため記載しておりません。

（注）　１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益の算定上の基礎は、以下のとおりであります。

	第17期 自　平成14年４月１日 至　平成15年３月31日
１株当たり当期純利益	
当期純利益（百万円）	27
普通株主に帰属しない金額（百万円）	10
（うち利益処分による取締役賞与金）	(10)
普通株式に係る当期純利益（百万円）	17
期中平均株式数（千株）	47

（重要な後発事象）

第17期 自　平成14年４月１日 至　平成15年３月31日
該当事項はありません。

④　附属明細表

有価証券明細表

該当事項はありません。

有形固定資産等明細表

資産の種類	前期末残高（百万円）	当期増加額（百万円）	当期減少額（百万円）	当期末残高（百万円）	当期末減価償却累計額又は償却累計額（百万円）	当期償却額（百万円）	差引当期末残高（百万円）
有形固定資産							
建物	557	9	48	517	377	16	140
構築物	46	2	2	46	36	1	9
熔解炉	34	−	−	34	32	−	1
機械装置	541	32	108	465	367	31	98
車両運搬具	16	−	7	9	8	0	0
工具器具備品	188	13	33	168	140	14	28
土地	54	−	−	54	−	−	54
建設仮勘定	22	202	212	13	−	−	13
有形固定資産計	1,462	259	411	1,309	963	64	346
無形固定資産	−	−	−	6	1	0	4
長期前払費用	−	−	−	−	−	−	−
繰延資産 ――――――	−	−	−	−	−	−	−
繰延資産計	−	−	−	−	−	−	−

（注）１．機械装置の当期減少額は、国内生産拠点の統廃合によるものであります。

２．無形固定資産は、資産の総額の100分の１以下であるため、「前期末残高」、「当期増加額」及び「当期減少額」の記載を省略しております。

資本金等明細表

区分			前期末残高	当期増加額	当期減少額	当期末残高
資本金（百万円）			2,380	－	－	2,380
資本金のうち既発行株式	普通株式	（株）	(47,600)	－	－	(47,600)
	普通株式	（百万円）	2,380	－	－	2,380
	計	（株）	(47,600)	－	－	(47,600)
	計	（百万円）	2,380	－	－	2,380
資本準備金及びその他の資本剰余金	（資本準備金） 株式払込剰余金	（百万円）	7	－	－	7
	計	（百万円）	7	－	－	7
利益準備金及び任意積立金	利益準備金	（百万円）	126	0	－	127
	任意積立金 別途積立金	（百万円）	937	－	－	937
	計	（百万円）	937	－	－	937
	合計	（百万円）	1,063	0	－	1,064

（注）　利益準備金の当期増加額は、前期決算の利益処分によるものであります。

引当金明細表

区分	前期末残高（百万円）	当期増加額（百万円）	当期減少額（目的使用）（百万円）	当期減少額（その他）（百万円）	当期末残高（百万円）
貸倒引当金	3	1	－	3	1
賞与引当金	82	66	82	－	66
役員退職慰労金引当金	10	4	－	－	15

（注）貸倒引当金の当期減少額（その他）は、一般債権に対する貸倒実績率の見直しによる戻入額であります。

(3) 【主な資産及び負債の内容】

(a) 資産の部

(イ) 現金及び預金

区分	金額(百万円)
現金	451
当座預金	24,102
普通預金	9,999
別段預金	20
小計	34,121
合計	34,573

(ロ) 受取手形

① 部門別内訳

区分	金額(百万円)	主な相手先及び金額	
			(百万円)
エレクトロオプティクス	3,768	凸版印刷㈱	1,358
		ペンタックス㈱	283
		ソニーEMCS㈱浜松テック	252
ビジョンケア	5,012	アイジャパン㈱	606
		㈱メガネスーパー	552
		㈱サン・トピア	304
クリスタル	43	シャディ㈱	5
合計	8,824	―	

② 受取手形の期日別内訳

期日別	金額(百万円)
平成16年4月	2,411
〃 5月	1,944
〃 6月	1,966
〃 7月	1,555
〃 8月	243
〃 9月以降	701
計	8,824

（ハ）売掛金

① 部門別内訳

区分	金額（百万円）	主な相手先及び金額	
			（百万円）
エレクトロオプティクス	38,465	富士通㈱	2,402
		大日本印刷㈱	2,329
		HOYA CORPORARION USA	2,157
ビジョンケア	5,536	㈱メガネスーパー	295
		㈱サン・トピア	135
		メガネのヨネザワ	109
クリスタル	509	HOYA CRYSTAL, INC.	48
合計	44,511	−	

② 売掛金の発生及び回収並びに滞留状況

期首残高（百万円） A	当期発生高（百万円） B	当期回収高（百万円） C	当期末残高（百万円） D	回収率（%） $\frac{C}{A+B}$	滞留期間（日） $\frac{A+D}{2} \div \frac{B}{366日}$
34,880	188,763	179,131	44,511	80.1	76.9

（二）商品

種別	金額（百万円）
エレクトロオプティクス商品	291
ビジョンケア商品	1,914
クリスタル商品	248
合計	2,454

（ホ）製品

種別	金額（百万円）
エレクトロオプティクス製品	2,240
ビジョンケア製品	2,795
クリスタル製品	619
合計	5,655

（ヘ）半製品

種別	金額（百万円）
エレクトロオプティクス製品	2,162
ビジョンケア製品	－
クリスタル製品	－
合計	2,162

（ト）原材料

種別	金額（百万円）
ガラス材料	170
金属材料、ガラス原料及び付属品	1,154
合計	1,325

（チ）仕掛品

種別	金額（百万円）
エレクトロオプティクス製品	2,437
ビジョンケア製品	191
クリスタル製品	303
合計	2,932

（リ）貯蔵品

種別	金額（百万円）
補助材料	2,075
合計	2,075

（ヌ）関係会社株式

銘柄	金額（百万円）
HOYA HOLDINGS N.V.	14,427
HOYA HOLDINGS, INC.	13,997
HOYA HOLDINGS ASIA PACIFIC PTE LTD.	5,832
その他	11,511
合計	45,769

(b) 負債の部

(イ) 支払手形

① 相手先別内訳

相手先	金額（百万円）
アヒコファインテック㈱	123
㈲東海エンジニアリングサービス	74
ニッキ㈱	63
㈱近鉄ロジスティックス・システム	53
東洋エンジニアリング㈱	41
その他	669
合計	1,025

② 支払手形の期日別内訳

期日	金額（百万円）
平成16年４月	282
〃 ５月	287
〃 ６月	248
〃 ７月	206
合計	1,025

(ロ) 買掛金

相手先	金額（百万円）
HOYA OPTICS (THAIILAND) LTD.	4,580
東芝セラミックス㈱	1,705
HOYA GLASS DISK PHILIPPINES, INC.	666
信越化学工業㈱	641
HOYA OPTICAL (ASIA) CO.,LTD	446
その他	12,794
合計	20,836

(ハ) 未払法人税等

区分	金額（百万円）
未払法人税	6,465
未払住民税	1,575
未払事業税	2,542
合計	10,583

(4) 【その他】

該当事項はありません。

第６【提出会社の株式事務の概要】

決算期	３月31日
定時株主総会	６月中
株主名簿閉鎖の期間	－
基準日	３月31日
株券の種類	100,000株券、10,000株券、1,000株券及び100株券とする。ただし、100株未満の株式につきその株数を表示した株券を発行することができる。
中間配当基準日	９月30日
１単元の株式数	100株
株式の名義書換え	
取扱場所	東京都千代田区丸の内一丁目４番３号 ＵＦＪ信託銀行株式会社　証券代行部
代理人	東京都千代田区丸の内一丁目４番３号 ＵＦＪ信託銀行株式会社
取次所	ＵＦＪ信託銀行株式会社　全国各支店 野村證券株式会社　全国本支店
名義書換手数料	無料
新券交付手数料	無料
単元未満株式の買取り、買増し	
取扱場所	東京都千代田区丸の内一丁目４番３号 ＵＦＪ信託銀行株式会社　証券代行部
代理人	東京都千代田区丸の内一丁目４番３号 ＵＦＪ信託銀行株式会社
取次所	ＵＦＪ信託銀行株式会社　全国各支店 野村證券株式会社　全国本支店
買取・買増手数料	無料
公告掲載新聞名	東京都において発行する日本経済新聞
株主に対する特典	該当事項なし

【海外売上高】

	前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）				
	北米	欧州	アジア	その他の地域	計
Ⅰ．海外売上高（百万円）	36,692	38,788	32,772	33	108,287
Ⅱ．連結売上高（百万円）					246,293
Ⅲ．連結売上高に占める海外売上高の割合（％）	14.9％	15.8％	13.3％	0.0％	44.0％

	当連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）				
	北米	欧州	アジア	その他の地域	計
Ⅰ．海外売上高（百万円）	38,282	40,168	44,656	11	123,118
Ⅱ．連結売上高（百万円）					271,443
Ⅲ．連結売上高に占める海外売上高の割合（％）	14.1％	14.8％	16.5％	0.0％	45.4％

（注）１．海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高であります。

２．国又は地域の区分の方法及び各区分に属する主な国又は地域

(1) 国又は地域の区分の方法………………地理的近接度による。

(2) 各区分に属する主な国又は地域………北米：米国、カナダ等

欧州：オランダ、ドイツ、イギリス等

アジア：シンガポール、タイ、韓国、台湾等

その他の地域：サウジアラビア、ブラジル等

【関連当事者との取引】

当グループ各社は、消費税及び地方消費税に係る会計処理方法につき税抜方式を採用しているため、以下の取引金額には消費税及び地方消費税を含めず、残高には消費税及び地方消費税を含めた額を記載しております。

前連結会計年度(自 平成14年4月1日 至 平成15年3月31日)

1. 役員及び個人主要株主等

属性	会社等の名称	住所	資本金又は出資金(百万円)	事業の内容又は職業	議決権等の所有(被所有)割合	関係内容		取引の内容	取引金額(百万円)	科目	期末残高(百万円)
						役員の兼任等	事業上の関係				
役員及びその近親者が議決権の過半数を所有している会社等(当該会社等の子会社を含む)	(有)キュウ・シイ・エスアソシエイツ	東京都港区	3	経営コンサルティング業務	当社取締役椎名武雄の直接所有100%	1名	−	※1 コンサルタント業務の委託	6	未払費用	−

取引条件及び取引条件の決定方針等

※1. コンサルタント業務の報酬その他の取引条件は、当社と関連を有しない他の当事者と同様の条件によっております。

当連結会計年度(自 平成15年4月1日 至 平成16年3月31日)

1. 役員及び個人主要株主等

属性	会社等の名称	住所	資本金又は出資金(百万円)	事業の内容又は職業	議決権等の所有(被所有)割合	関係内容		取引の内容	取引金額(百万円)	科目	期末残高(百万円)
						役員の兼任等	事業上の関係				
役員及びその近親者が議決権の過半数を所有している会社等(当該会社等の子会社を含む)	(有)キュウ・シイ・エスアソシエイツ	東京都港区	3	経営コンサルティング業務	当社取締役椎名武雄の直接所有100%	1名	−	※1 コンサルタント業務の委託	1	未払費用	−

取引条件及び取引条件の決定方針等

※1. コンサルタント業務の報酬その他の取引条件は、当社と関連を有しない他の当事者と同様の条件によっております。なお、当該取引は平成15年6月をもって終了しております。

（1株当たり情報）

<table>
<tr><th>前連結会計年度
（自　平成14年４月１日
至　平成15年３月31日）</th><th>当連結会計年度
（自　平成15年４月１日
至　平成16年３月31日）</th></tr>
<tr><td>1株当たり純資産額　1,945.16円
1株当たり当期純利益　171.10円
潜在株式調整後1株当たり当期純利益　171.08円

当連結会計年度から「1株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用しております。
なお、同会計基準及び適用指針を前連結会計年度に適用して算定した場合の1株当たり情報は、以下のとおりであります。
1株当たり純資産額　1,886.20円
1株当たり当期純利益　203.15円

なお、潜在株式調整後1株当たり当期純利益については、潜在株式がないため記載しておりません。</td><td>1株当たり純資産額　1,967.60円
1株当たり当期純利益　350.96円
潜在株式調整後1株当たり当期純利益　350.56円</td></tr>
</table>

（注）　1株当たり当期純利益及び潜在株式調整後1株当たり当期純利益の算定上の基礎は、以下のとおりであります。

	前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）	当連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
1株当たり当期純利益		
当期純利益（百万円）	20,037	39,548
普通株主に帰属しない金額（百万円）	187	49
（うち利益処分による取締役賞与）	(187)	(49)
普通株式に係る当期純利益（百万円）	19,850	39,499
期中平均株式数（千株）	116,013	112,545
潜在株式調整後1株当たり当期純利益		
当期純利益調整額（百万円）	－	－
普通株式増加数（千株）	14	129
（うち新株予約権）	(14)	(129)
希薄化効果を有しないため、潜在株式調整後1株当たり当期純利益の算定に含めなかった潜在株式の概要	－	－

（重要な後発事象）

前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）	当連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
該当事項はありません。	当社は、株主重視の経営を進め、株式数減少により株主価値の向上を図ることを目的として、平成16年５月27日開催の取締役会において商法第212条の規定に基づく自己株式の消却を決議し、次のとおり株式消却を行ないました。 １．自己株式消却の概要 (1) 方式 利益による自己株式の消却 (2) 自己株式の種類及び数 普通株式　　3,775,400株 （発行済株式総数の3.25％） (3) 消却の時期 平成16年６月１日 (4) 消却総額 30,702,267,438円 (5) 消却後の発行済株式総数 112,349,005株

⑤【連結附属明細表】

【社債明細表】

該当事項はありません。

【借入金等明細表】

区分	前期末残高 （百万円）	当期末残高 （百万円）	平均利率 （％）	返済期限
短期借入金	2,250	335	5.0	－
１年以内に返済予定の長期借入金	33	150	1.6	－
長期借入金（１年以内に返済予定のものを除く。）	7	－	－	－
その他の有利子負債	－	－	－	－
合計	2,291	486	－	－

（注）１．１年以内に返済予定の長期借入金は、連結貸借対照表上、流動負債の「短期借入金」に含めて表示しております。また、当期末残高は、当期に新たに連結子会社となった会社に関わるものであります。

２．平均利率は、当期末残高に対する加重平均利率を記載しております。

(2)【その他】

該当事項はありません。

独立監査人の監査報告書

平成15年6月20日

HOYA株式会社

取締役会　御中

監査法人トーマツ

代表社員 関与社員	公認会計士	浅田　永治	印
関与社員	公認会計士	松本　仁	印
関与社員	公認会計士	羽鳥　良彰	印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているHOYA株式会社の平成14年４月１日から平成15年３月31日までの第65期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、HOYA株式会社の平成15年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が財務諸表に添付する形で別途保管しております。

独立監査人の監査報告書

平成１６年６月１８日

HOYA株式会社

取締役会　御中

監査法人トーマツ

代表社員 関与社員	公認会計士	原　　邦明　印
関与社員	公認会計士	羽鳥　良彰　印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているHOYAオプティクス株式会社の平成14年４月１日から平成15年３月31日までの第17期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、HOYAオプティクス株式会社の平成15年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が財務諸表に添付する形で別途保管しております。

独立監査人の監査報告書

平成１６年６月１８日

HOYA株式会社

取締役会　御中

監査法人トーマツ

代表社員 関与社員	公認会計士	浅田　永治	印
代表社員 関与社員	公認会計士	小川　陽一郎	印
関与社員	公認会計士	羽鳥　良彰	印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているHOYA株式会社の平成15年４月１日から平成16年３月31日までの第66期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、HOYA株式会社の平成16年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

追記情報

重要な会計方針　７．その他財務諸表作成のための基本となる重要な事項　(2)固定資産の減損に係る会計基準に記載のとおり、会社は当事業年度から固定資産の減損に係る会計基準の適用が認められることとなったため、この会計基準を適用し財務諸表を作成している。

また、重要な後発事象に記載されているとおり、会社は、平成16年５月27日開催の取締役会において、保有する自己株式のうち普通株式3,775,400株を、利益により平成16年６月１日付けで消却する旨を決議している。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が財務諸表に添付する形で別途保管しております。

2 【財務諸表等】

(1) 【財務諸表】

①【貸借対照表】

区分	注記番号	前事業年度（平成15年３月31日） 金額（百万円）		構成比（％）	当事業年度（平成16年３月31日） 金額（百万円）		構成比（％）
（資産の部）							
Ⅰ　流動資産							
1．現金及び預金			41,368			34,573	
2．受取手形			10,997			8,824	
3．売掛金	※1		34,880			44,511	
4．商品			3,065			2,454	
5．製品			4,144			5,655	
6．半製品			1,954			2,162	
7．原材料			1,864			1,325	
8．仕掛品			3,551			2,932	
9．貯蔵品			2,047			2,075	
10．関係会社短期貸付金			2,322			1,345	
11．未収還付法人税等			3,899			－	
12．未収入金	※1		2,668			4,894	
13．繰延税金資産			2,451			4,814	
14．その他			2,159			1,418	
15．貸倒引当金			△525			△560	
流動資産合計			116,849	55.8		116,425	55.5

区分	注記番号	前事業年度（平成15年３月31日） 金額（百万円）		構成比（％）	当事業年度（平成16年３月31日） 金額（百万円）		構成比（％）
Ⅱ　固定資産							
１．有形固定資産							
(1) 建物		28,058			27,120		
減価償却累計額		17,026	11,031		17,870	9,250	
(2) 構築物		2,770			2,657		
減価償却累計額		2,001	769		2,073	584	
(3) 熔解炉		1,456			1,324		
減価償却累計額		471	985		440	884	
(4) 機械装置		79,589			83,716		
減価償却累計額		65,042	14,547		68,316	15,399	
(5) 車両運搬具		137			113		
減価償却累計額		90	46		79	33	
(6) 工具器具備品		10,550			10,786		
減価償却累計額		5,411	5,138		5,717	5,069	
(7) 土地			6,692			6,708	
(8) 建設仮勘定			1,876			812	
有形固定資産合計			41,087	19.6		38,741	18.5
２．無形固定資産							
(1) 施設利用権			63			53	
(2) 借地権			24			1	
(3) ソフトウェア			2,149			2,370	
(4) その他			736			610	
無形固定資産合計			2,973	1.4		3,035	1.5

区分	注記番号	前事業年度（平成15年３月31日）金額（百万円）	構成比（％）	当事業年度（平成16年３月31日）金額（百万円）	構成比（％）
３．投資その他の資産					
(1) 投資有価証券		416		369	
(2) 関係会社株式		42,660		45,769	
(3) 出資金		488		346	
(4) 長期貸付金		12		19	
(5) 関係会社長期貸付金		1,668		1,381	
(6) 破産債権、更生債権その他これらに準ずる債権		1,059		223	
(7) 長期前払費用		667		760	
(8) 繰延税金資産		2,055		2,535	
(9) その他		433		296	
(10) 貸倒引当金		△985		△233	
投資その他の資産合計		48,477	23.2	51,470	24.5
固定資産合計		92,538	44.2	93,247	44.5
資産合計		209,387	100.0	209,673	100.0
（負債の部）					
Ⅰ　流動負債					
１．支払手形		696		1,025	
２．買掛金	※１	18,307		20,836	
３．関係会社短期借入金		－		5,120	
４．未払金		4,301		7,223	
５．未払外注加工費	※１	808		4,342	
６．未払法人税等		569		10,583	
７．未払費用		5,159		5,415	
８．前受金		200		113	
９．預り金	※１	9,795		8,458	
10．賞与引当金		2,529		2,508	
11．設備関係支払手形		139		64	
12．その他		5		3	
流動負債合計		42,513	20.3	65,696	31.3

区分	注記番号	前事業年度（平成15年３月31日） 金額（百万円）		構成比（％）	当事業年度（平成16年３月31日） 金額（百万円）		構成比（％）
Ⅱ　固定負債							
1．役員退職慰労金引当金			221			−	
2．特別修繕引当金			263			357	
3．その他			15			2	
固定負債合計			500	0.2		360	0.2
負債合計			43,013	20.5		66,056	31.5
（資本の部）							
Ⅰ　資本金	※2		6,264	3.0		6,264	3.0
Ⅱ　資本剰余金							
1．資本準備金		15,898			15,898		
資本剰余金合計			15,898	7.6		15,898	7.6
Ⅲ　利益剰余金							
1．利益準備金		1,566			1,566		
2．任意積立金							
(1) 特別償却準備金		480			460		
(2) 固定資産圧縮積立金		917			858		
(3) 別途積立金		140,241			141,241		
3．当期未処分利益		8,042			16,861		
利益剰余金合計			151,248	72.2		160,988	76.8
Ⅳ　その他有価証券評価差額金			15	0.0		△29	△0.0
Ⅴ　自己株式	※3		△7,052	△3.3		△39,504	△18.9
資本合計			166,374	79.5		143,617	68.5
負債資本合計			209,387	100.0		209,673	100.0

② 【損益計算書】

区分	注記番号	前事業年度 (自　平成14年４月１日 至　平成15年３月31日)			当事業年度 (自　平成15年４月１日 至　平成16年３月31日)		
		金額（百万円）		百分比(％)	金額（百万円）		百分比(％)
Ⅰ　売上高			159,432	100.0		183,771	100.0
Ⅱ　売上原価							
１．期首商品たな卸高		2,660			3,065		
２．期首製品たな卸高		2,916			4,144		
３．当期商品仕入高	※７	5,953			17,475		
４．当期製品製造原価	※３ ※７	101,731			110,363		
５．他勘定より振替高	※１	993			43		
合計		114,255			135,092		
６．期末商品たな卸高		3,065			2,454		
７．期末製品たな卸高		4,144			5,655		
８．他勘定へ振替高	※２	66	106,979	67.1	467	126,516	68.8
売上総利益			52,453	32.9		57,255	31.2
Ⅲ　販売費及び一般管理費							
１．荷造運搬費		3,160			3,367		
２．広告宣伝費		1,746			1,724		
３．貸倒引当金繰入額		－			33		
４．役員報酬		186			304		
５．給料手当		4,707			5,353		
６．賞与		706			756		
７．賞与引当金繰入額		775			812		
８．退職給付費用		467			－		
９．役員退職慰労金引当金繰入額		48			－		
10．減価償却費		636			681		
11．研究開発費	※３	4,502			5,159		
12．支払手数料		4,765			5,735		
13．支払賃借料		998			1,029		
14．その他		3,212	25,916	16.3	3,955	28,914	15.7
営業利益			26,536	16.6		28,341	15.5
Ⅳ　営業外収益							
１．受取利息		97			108		
２．受取配当金	※７	1,548			2,742		
３．受取手数料	※７	2,410			4,147		
５．その他		1,491	5,548	3.5	607	7,605	4.1

		前事業年度 （自　平成14年４月１日 至　平成15年３月31日）			当事業年度 （自　平成15年４月１日 至　平成16年３月31日）		
区分	注記番号	金額（百万円）		百分比（％）	金額（百万円）		百分比（％）
Ⅴ　営業外費用							
１．支払利息		6			100		
２．為替差損		1,318			1,686		
３．その他		1,299	2,624	1.6	549	2,336	1.3
経常利益			29,460	18.5		33,610	18.3
Ⅵ　特別利益							
１．固定資産売却益	※４	25			463		
２．投資有価証券売却益		6			59		
３．貸倒引当金戻入益		35			－		
４．その他		－	67	0.0	12	536	0.3
Ⅶ　特別損失							
１．営業権償却		－			3,300		
２．減損損失	※６	－			2,040		
３．固定資産処分損	※５	1,478			1,345		
４．厚生年金基金補填金		10,189			743		
５．退職加算金		2,639			731		
６．関係会社株式売却損	※７	－			616		
７．投資有価証券評価損		77			49		
８．退職一時金		155			－		
９．投資有価証券売却損		6			－		
10．その他		640	15,187	9.5	857	9,684	5.3
税引前当期純利益			14,340	9.0		24,461	13.3
法人税、住民税及び事業税		670			11,684		
法人税等調整額		4,817	5,487	3.4	△2,781	8,902	4.8
当期純利益			8,852	5.6		15,558	8.5
前期繰越利益			3,507			4,122	
合併に伴う未処分利益引継額			－			2,776	
合併に伴う未処理損失受入額			1,415			－	
自己株式処分差損			－			35	
中間配当額			2,902			5,560	
当期未処分利益			8,042			16,861	

製造原価明細書

区分	注記番号	前事業年度 (自 平成14年4月1日 至 平成15年3月31日) 金額(百万円)		百分比(%)	当事業年度 (自 平成15年4月1日 至 平成16年3月31日) 金額(百万円)		百分比(%)
Ⅰ 原材料費			30,881	30.4		25,611	23.2
Ⅱ 労務費			16,070	15.9		14,864	13.4
Ⅲ 経費							
1．外注加工費		18,814			33,642		
2．その他経費	※2	35,693			36,333		
経費計			54,507	53.7		69,975	63.4
当期総製造費用			101,459	100.0		110,451	100.0
期首半製品たな卸高			2,187			1,954	
期首仕掛品たな卸高			3,511			3,551	
他勘定より振替高	※3		434			529	
合計			107,592			116,487	
期末半製品たな卸高			1,954			2,162	
期末仕掛品たな卸高			3,551			2,932	
他勘定へ振替高	※4		354			1,029	
当期製品製造原価			101,731			110,363	

(注) 1．原価計算の方法は製品別工程別総合原価計算を採用しております。

※2．その他経費のうち主なものは次のとおりであります。

科目	前事業年度	当事業年度
減価償却費	7,965百万円	8,847百万円
支払手数料	5,609百万円	6,972百万円
研究開発費	1,704百万円	1,120百万円
電力料	2,139百万円	2,152百万円
修繕費	2,361百万円	2,743百万円

※3．他勘定より振替高のうち、前事業年度は合併に伴う仕掛品・半製品受入額306百万円及び原価差額の調整配賦額127百万円であり、また、当事業年度は合併に伴う仕掛品・半製品受入額137百万円及び原価差額の調整配賦額392百万円であります。

※4．他勘定へ振替高のうち、前事業年度は主として有償支給材の支給額であり、また、当事業年度は主として貯蔵品への振替高であります。

③【利益処分計算書】

		前事業年度 （株主総会承認日 平成15年６月20日）		当事業年度 （取締役会決議日 平成16年５月27日）	
区分	注記番号	金額（百万円）		金額（百万円）	
Ⅰ　当期未処分利益			8,042		16,861
Ⅱ　任意積立金取崩額					
１．特別償却準備金		140		145	
２．固定資産圧縮積立金		77		169	
３．別途積立金		－	218	26,000	26,315
合計			8,260		43,176
Ⅲ　利益処分額					
１．配当金		2,879		5,563	
２．取締役賞与金		120		－	
３．任意積立金		1,138		111	
(1) 特別償却準備金		119		111	
(2) 固定資産圧縮積立金		18		－	
(3) 別途積立金		1,000	4,137	－	5,674
Ⅳ　次期繰越利益			4,122		37,501

（注）１．平成14年12月１日に2,902百万円（１株につき25円）の中間配当を実施しております。

２．平成15年11月26日に5,560百万円（１株につき50円）の中間配当を実施しております。

３．特別償却準備金は、租税特別措置法の規定及び法定実効税率の変更に伴う積立額並びに租税特別措置法の規定による取崩額であります。

４．固定資産圧縮積立金は、法定実効税率の変更に伴う積立額並びに法人税法及び租税特別措置法の規定による取崩額であります。

重要な会計方針

項目	前事業年度 (自　平成14年４月１日 至　平成15年３月31日)	当事業年度 (自　平成15年４月１日 至　平成16年３月31日)
1．有価証券の評価基準及び評価方法	(1) 子会社株式及び関連会社株式 移動平均法による原価法 (2) その他有価証券 ① 時価のあるもの 当期末日の市場価格等に基づく時価法 (評価差額は、全部資本直入法により処理し、売却原価は移動平均法により算定) ② 時価のないもの 移動平均法による原価法	(1) 子会社株式及び関連会社株式 同左 (2) その他有価証券 ① 時価のあるもの 同左 ② 時価のないもの 同左
2．たな卸資産の評価基準及び評価方法	(1) 商品、製品、半製品、仕掛品 総平均法による原価法 (2) 原材料 総平均法による原価法(一部最終仕入原価法による原価法) (3) 貯蔵品 総平均法による原価法及び最終仕入原価法による原価法	(1) 同左 (2) 同左 (3) 同左
3．固定資産の減価償却の方法	(1) 有形固定資産 平成10年４月１日以降に取得した建物(建物附属設備を除く)については定額法、それ以外の有形固定資産については定率法を採用しております。なお、主な耐用年数は、建物10～50年、機械装置５～10年であります。 (2) 無形固定資産 定額法を採用しております。なお、ソフトウェアの社内における利用可能期間は５年であります。	(1) 有形固定資産 同左 (2) 無形固定資産 定額法を採用しております。なお、ソフトウェアの社内における利用可能期間は５年であります。 また、当期に取得した営業権については、商法施行規則第33条の規定に従い、一括償却しております。
4．引当金の計上基準	(1) 貸倒引当金 債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率法により、貸倒懸念債権及び破産更生債権等については財務内容評価法により計上しております。 (2) 賞与引当金 従業員に対する賞与の支給にあてるため、支給見込額を計上しております。	(1) 貸倒引当金 同左 (2) 賞与引当金 同左

項目	前事業年度 （自　平成14年４月１日 至　平成15年３月31日）	当事業年度 （自　平成15年４月１日 至　平成16年３月31日）
	(3) 退職給付引当金 ―――――― （追加情報） 当社は、退職一時金制度及び厚生年金基金制度を採用しておりましたが、退職一時金制度を廃止するとともに、厚生労働大臣より厚生年金基金の解散の許可を得て、厚生年金基金を解散したことに伴い、当第３四半期末において退職給付引当金を全額取り崩しております。 なお、当第３四半期末における会計基準変更時差異、過去勤務債務及び数理計算上の差異の未処理額については、退職一時金及び厚生年金基金補填額に含めて一括処理しております。 また、当第３四半期までは、会計基準変更時差異、過去勤務債務及び数理計算上の差異について、次の通り処理しております。 会計基準変更時差異については、15年による按分額を当該年数にわたって費用の減額処理をしております。 過去勤務債務については、発生時における従業員の平均残存勤務期間以内の一定の年数（12年）による定額法により按分した額を当該年数にわたって費用の減額処理をしております。 数理計算上の差異については、各事業年度の発生時における従業員の平均残存勤務期間以内の一定の年数（12年）による定額法により按分した額をそれぞれ発生の翌事業年度から、当該年数にわたって費用処理をしております。 (4) 役員退職慰労金引当金 役員に対する退職慰労金の支払いに備えるため、内規に基づく必要額の100％を計上しております。 ―――――― (5) 特別修繕引当金 連続熔解炉の一定期間毎に行う大修繕の支出に備えるため、前回の大修繕における支出額を基礎とした見積額によって計上しております。	(3) 退職給付引当金 ―――――― (4) 役員退職慰労金引当金 ―――――― （追加情報） 役員に対する退職慰労金制度の廃止に伴い、当事業年度において役員退職慰労金引当金を全額取り崩しております。 (5) 特別修繕引当金 同左
５．外貨建の資産及び負債の本邦通貨への換算基準	外貨建金銭債権債務は、期末日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。	同左

項目	前事業年度 （自　平成14年４月１日 至　平成15年３月31日）	当事業年度 （自　平成15年４月１日 至　平成16年３月31日）
６．リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	同左
７．その他財務諸表作成のための基本となる重要な事項	(1) 消費税及び地方消費税の会計処理 税抜方式を採用しております。 (2) 自己株式及び法定準備金の取崩等に関する会計基準 （会計方針の変更） 「自己株式及び法定準備金の取崩等に関する会計基準」（企業会計基準第１号）が平成14年４月１日以後に適用されることになったことに伴い、当事業年度から同会計基準によっております。これによる当事業年度の損益に与える影響は軽微であります。 なお、財務諸表等規則の改正により、当事業年度における貸借対照表の資本の部については、改正後の財務諸表等規則により作成しております。 (3) １株当たり情報 （会計方針の変更） 「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）が平成14年４月１日以後開始する事業年度に係る財務諸表から適用されることになったことに伴い、当事業年度から同会計基準及び適用指針によっております。なお、これによる影響については、「１株当たり情報に関する注記」に記載しております。	(1) 消費税及び地方消費税の会計処理 同左 (2) 固定資産の減損に係る会計基準 （会計方針の変更） 固定資産の減損に係る会計基準（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会平成14年８月９日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準適用指針第６号　平成15年10月31日）が平成16年３月31日に終了する事業年度に係る財務諸表から適用できることになったことに伴い、当事業年度から同会計基準及び同適用指針を適用しております。これによる税引前当期純利益に与える影響額は、2,040百万円であります。 なお、減損損失累計額については、改正後の財務諸表等規則に基づき各資産の金額から直接控除しております。

注記事項

（貸借対照表関係）

前事業年度 （平成15年３月31日）	当事業年度 （平成16年３月31日）
※１．関係会社に係る注記 区分掲記されたもの以外で各科目に含まれている関係会社に対するものは次のとおりであります。 売掛金　4,135百万円 未収入金　2,473 買掛金　6,582 預り金　8,296	※１．関係会社に係る注記 区分掲記されたもの以外で各科目に含まれている関係会社に対するものは次のとおりであります。 売掛金　4,603百万円 未収入金　3,332 買掛金　6,581 未払外注加工費　3,243 預り金　8,296
※２．資本金 会社が発行する株式の種類　普通株式 及び総数　320,000,000株 発行済株式の種類及び総数　普通株式 116,124,405株 なお、「株式の消却が行なわれた場合は、これに相当する株式数を減ずる」旨を定款に定めております。	※２．資本金 会社が発行する株式の種類　普通株式 及び総数　320,000,000株 発行済株式の種類及び総数　普通株式 116,124,405株 なお、「株式の消却が行なわれた場合は、これに相当する株式数を減ずる」旨を定款に定めております。
※３．自己株式の種類及び数 普通株式　951,050株	※３．自己株式の種類及び数 普通株式　4,857,867株
４．配当制限 商法第290条第１項第６号に規定する純資産額 15百万円	４．　――――――

HOYA

有価証券報告書

（証券取引法第24条第１項に基づく報告書）

事業年度　　自　平成15年４月１日
（第66期）　至　平成16年３月31日

ＨＯＹＡ株式会社

(301006)

第７【提出会社の参考情報】

当事業年度の開始日から有価証券報告書提出日までの間に、次の書類を提出しております。

（１）有価証券報告書及びその添付書類

事業年度（第65期）　自　平成14年４月１日　至　平成15年３月31日　平成15年６月24日関東財務局長に提出。

（２）半期報告書

（第66期中）　自　平成15年４月１日　至　平成15年９月30日　平成15年12月18日関東財務局長に提出。

（３）臨時報告書

平成16年２月６日関東財務局長に提出。

企業内容等の開示に関する内閣府令第19条第２項第３号（特定子会社の異動）に基づく臨時報告書であります。

（４）有価証券届出書及びその添付書類

平成15年11月28日関東財務局長に提出

（５）自己株券買付状況報告書

報告期間（自　平成15年３月１日　至　平成15年３月31日）平成15年４月11日関東財務局長に提出
報告期間（自　平成15年４月１日　至　平成15年４月30日）平成15年５月12日関東財務局長に提出
報告期間（自　平成15年５月１日　至　平成15年５月31日）平成15年６月５日関東財務局長に提出
報告期間（自　平成15年６月１日　至　平成15年６月30日）平成15年７月４日関東財務局長に提出
報告期間（自　平成15年７月１日　至　平成15年７月31日）平成15年８月８日関東財務局長に提出
報告期間（自　平成15年８月１日　至　平成15年８月31日）平成15年９月５日関東財務局長に提出
報告期間（自　平成15年９月１日　至　平成15年９月30日）平成15年10月８日関東財務局長に提出
報告期間（自　平成15年10月１日　至　平成15年10月31日）平成15年11月12日関東財務局長に提出
報告期間（自　平成15年11月１日　至　平成15年11月30日）平成15年12月９日関東財務局長に提出
報告期間（自　平成15年12月１日　至　平成15年12月31日）平成16年１月13日関東財務局長に提出
報告期間（自　平成16年１月１日　至　平成16年１月31日）平成16年２月６日関東財務局長に提出
報告期間（自　平成16年２月１日　至　平成16年２月29日）平成16年３月10日関東財務局長に提出
報告期間（自　平成16年３月１日　至　平成16年３月31日）平成16年４月９日関東財務局長に提出
報告期間（自　平成16年４月１日　至　平成16年４月30日）平成16年５月12日関東財務局長に提出
報告期間（自　平成16年５月１日　至　平成16年５月31日）平成16年６月11日関東財務局長に提出

第二部【提出会社の保証会社等の情報】

該当事項はありません。

Exhibit 8

Report on the Status of Purchases of Company Shares dated July 9, 2004

Report on the Status of the Purchases of Company Shares submitted to the Kanto Local Finance Bureau dated July 9, 2004 describing the number of shares and price of HOYA CORPORATION's common stock that were purchased during the previous month and the total number of shares held by HOYA CORPORATION.

株式の種類　普通株式

1【取得状況】

(1)【定時総会決議による買受けの状況】

①平成15年６月20日定時株主総会決議

平成16年６月18日現在

区分	株式数（株）		価額の総額（円）
定時株主総会での決議状況 （平成15年６月20日決議）	11,500,000		85,000,000,000
報告月における取得自己株式（取得日）	−	−	−
計	−	−	−
報告月末現在の累積取得自己株式	3,958,800		32,869,916,400
自己株式取得の進捗状況（％）	34.4		38.7

（注）１．平成15年６月20日開催の定時株主総会において、商法第210条第１項の規定に基づき決議された株式数を定時株主総会の終結した日現在の発行済株式総数で除して計算した割合は、9.9％であります。

２．価額の総額は約定代金の総額であり、委託手数料等は含んでおりません。

②平成16年６月18日定時株主総会決議

平成16年６月30日現在

区分	株式の種類	株式数（株）	価額の総額（円）
自己株式取得に係る決議	−	−	−

（注）平成16年６月18日開催の定時株主総会において、商法第211条ノ３第１項第２号の規定により、「当会社は取締役会の決議により、自己株式を取得することができる。」旨を定款に定めております。

(2)【子会社からの買受けの状況】

該当事項はありません。

(3)【定款の定めによる取締役会決議による買受けの状況】

該当事項はありません。

(4)【ストックオプションのための新株予約権の行使の状況】

新株予約権の行使による月間交付株式総数　5,100株

（うち新株発行分　０株　自己株式移転分　5,100株）

行使により交付された株式の発行価額総額　39,117,000円

（うち新株発行分　０円　自己株式移転分　39,117,000円）

2【処理状況】

平成16年６月30日現在

区分	処分、消却又は移転株式数（株）		処分価額の総額（円）
消却処分を行った取得自己株式	６月１日	3,775,400	30,702,267,438
計	−	3,775,400	30,702,267,438

3【保有状況】

平成16年６月30日現在

区　　分	株式数（株）
発行済株式総数	112,349,005
保有自己株式数	1,063,567

【表紙】

【提出書類】	自己株券買付状況報告書
【根拠条文】	証券取引法第24条の６第１項
【提出先】	関東財務局長
【提出日】	平成16年７月９日
【報告期間】	自　平成16年６月１日　至　平成16年６月30日
【会社名】	HOYA株式会社
【英訳名】	HOYA　CORPORATION
【代表者の役職氏名】	取締役兼代表執行役　最高経営責任者　鈴木　洋
【本店の所在の場所】	東京都新宿区中落合二丁目７番５号
【電話番号】	03-3952-1151（代表）
【事務連絡者氏名】	財務部　ゼネラルマネジャー　藤井　邦夫
【最寄りの連絡場所】	東京都新宿区中落合二丁目７番５号
【電話番号】	03-3952-1151（代表）
【事務連絡者氏名】	財務部　ゼネラルマネジャー　藤井　邦夫
【縦覧に供する場所】	株式会社　東京証券取引所 （東京都中央区日本橋兜町２番１号）